MIZUHO

Channel to Discovery



06010805

Mizuho Financial Group, Inc.

1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-0004

RECEIVED
2006 FEB -9 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**File No. 82-34906**
February 3, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Mizuho Financial Group, Inc. 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Information of the Company for the nine months ended December 31, 2005 (Attached hereto as Exhibit A-1)

2. English version of Press Release dated January 20, 2006, "Improvement Measures to Prevent the Placement of Erroneous Orders" (Attached hereto as Exhibit A-2)

PROCESSED
FEB 10 2006
THOMSON FINANCIAL

3. English version of Press Release dated December 22, 2005, "Business Improvement Order on Mizuho Securities Co., Ltd." (Attached hereto as Exhibit A-3)

4. English version of Press Release dated December 21, 2005, "Dissolution of Subsidiary" (Attached hereto as Exhibit A-4)

5. English version of Press Release dated December 19, 2005, "Donations for Pakistan Earthquake Disaster Relief" (Attached hereto as Exhibit A-5)

6. English version of Press Release dated December 8, 2005, "Share trade of J-COM Co., Ltd." (Attached hereto as Exhibit A-6)

7. English version of Strategic Business Areas of Mizuho Corporate Bank dated January 2006 (Attached hereto as Exhibit A-7)

8. English version of Business Strategies for Retail Banking dated January 2006 (Attached hereto as Exhibit A-8)

9. English version of Interim Results for the six months ended September 30, 2005 dated December 2005 (Attached hereto as Exhibit A-9)

In addition, the attached as Annex A is a brief description of documents that we are also required to provide under Rule 12g3-2(b). If you have any questions or requests for additional information, please do not hesitate to contact Souichi Hosoi at 011-813-5224-2911 (telephone) or 011-813-5224-1075 (facsimile) or souichi.hosoi@mizuhofg.co.jp (E-Mail).

Very truly yours,

Mizuho Financial Group, Inc.

By Satoru Nishibori

Name: Satoru Nishibori
Title: Managing Director

Enclosures and attachment

MIZUHO

Channel to Discovery

Mizuho Financial Group, Inc.

[ANNEX A]

Brief Description of Japanese Language Documents

Semi-Annual Securities Report dated December 27, 2005

Semi-Annual Securities Report dated December 27, 2005 submitted to the Director of Kanto Local Finance Bureau, describing the Company's capital, management, business and financial statements for the six months ended September 30, 2005 and other matters concerning the Company.

# Exhibit A-1

**For Immediate Release:** January 31, 2006

# Consolidated Financial Information for the Third Quarter of Fiscal 2005

FASF MEMBERSHIP


Company name: **Mizuho Financial Group, Inc. ("MHFG")**
Stock code number: 8411
Stock Exchanges: Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL: http://www.mizuho-fg.co.jp/english/
Address: 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative: Name: Terunobu Maeda
Title: President & CEO
For inquiry: Name: Mamoru Kishida
Title: General Manager, Accounting Department
Phone: 03-5224-2030


## 1. Basis for Quarterly Financial Information Preparation

**(1) Adoption of Simplified Accounting Methods:** (Yes) / No

The Consolidated Balance Sheet, the Consolidated Statement of Operations, and the Consolidated Statement of Capital Surplus and Retained Earnings for the third quarter (excluding the notes other than for the Segment Information. Hereinafter referred to as "Quarterly Consolidated Financial Statements.") were prepared in conformity with the "Policy for Preparation of Quarterly Consolidated Financial Statements" which MHFG established pursuant to the provisions of the "Standards for Preparation of the Interim Consolidated Financial Statements, etc.", and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

○**Accounting for Reserves for Possible Losses on Loans**

(Self-assessment of Assets)

All loans are assessed by business promotion divisions in accordance with the internally established Self-assessment Standard.

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of loans to normal obligors, watch obligors, and intensive control obligors as of December 31, 2005, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with (b) the estimated rate of loss of each obligor classification used in Financial Statements of the First Half of Fiscal 2005.

**(2) Change of Accounting Methods since the Most Recent Fiscal Year:** (Yes) / No

Until the fiscal year ended March 31, 2005, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective this fiscal year, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Fiduciary Income, Ordinary Profits and Income before Income Taxes and Minority Interests each increased by ¥11,801 million compared with corresponding amounts under the previously applied method.

**(3) Change in Scope of Consolidation and Application of the Equity Method since the Most Recent Fiscal Year**

Number of newly consolidated subsidiaries: 2　Number of companies newly accounted for by the equity method: -
Number of companies excluded from the scope of consolidation: 6　Number of companies excluded from the subject of equity method: 1

**(4) Independent Accountant's Review :** (Yes) / No

The Quarterly Consolidated Financial Statements have been reviewed by MHFG's independent accountant, Ernst & Young ShinNihon, which have been prepared in accordance with the "Policy for Preparation of Quarterly Consolidated Financial Statements" set out in 1. (1) above.

## 2.Financial Highlights for the Third Quarter of Fiscal 2005 (from April 1,2005 to December 31,2005)

**(1) Consolidated Operating Results** Amounts less than one million yen are rounded down.

| | Ordinary Income | | Ordinary Profits | | Net Income | |
|---|---|---|---|---|---|---|
| | ¥ million | % | ¥ million | % | ¥ million | % |
| 3Q F2005 | 2,581,654 | 19.8 | 745,372 | 59.7 | 581,155 | (6.8) |
| 3Q F2004 | 2,155,073 | - | 466,668 | - | 623,637 | - |
| (Reference) Fiscal 2004 | 3,039,186 | | 657,459 | | 627,383 | |

| | Net Income per Share of Common Stock | Diluted Net Income per Share of Common Stock |
|---|---|---|
| | ¥ | ¥ |
| 3Q F2005 | 52,690.46 | 42,020.55 |
| 3Q F2004 | 57,854.60 | 38,133.66 |
| (Reference) Fiscal 2004 | 54,625.61 | 37,719.13 |

**(2) Consolidated Financial Conditions**

| | Total Assets | Total Shareholders' Equity | Total Shareholders' Equity to Total Assets | Total Shareholders' Equity per Share of Common Stock |
|---|---|---|---|---|
| | ¥ million | ¥ million | % | ¥ |
| 3Q F2005 | 150,032,120 | 4,661,751 | 3.1 | 265,444.36 |
| 3Q F2004 | 138,443,519 | 3,888,335 | 2.8 | 110,084.81 |
| (Reference) Fiscal 2004 | 143,076,236 | 3,905,726 | 2.7 | 131,016.16 |

Note: Outstanding Shares of Common Stock at the end of the period (consolidated basis) :

As of December 31, 2005 11,608,163 shares, As of December 31, 2004 10,785,821 shares,

(Reference) As of March 31, 2005 10,845,801 shares

## (Reference)
## Consolidated Earnings Estimates for Fiscal 2005 (from April 1, 2005 to March 31, 2006)

There is no revision of the Consolidated Earnings Estimates for Fiscal 2005 announced on November 21, 2005.
The figures are as follows :

| | Ordinary Income | Ordinary Profits | Net Income |
|---|---|---|---|
| | ¥ million | ¥ million | ¥ million |
| Fiscal 2005 | 3,400,000 | 980,000 | 630,000 |

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

***Formulae for indices - Financial Highlights for the Third Quarter of Fiscal 2005***

○Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (during the period) (*2)}}$$

○Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1) + Adjustments}}{\text{Average Outstanding Shares of Common Stock (during the period) (*2) + Increasing Shares of Common Stock for Dilutive Securities (*3)}}$$

○Total Shareholders' Equity to Total Assets

$$\frac{\text{Total Shareholders' Equity (end of the period)}}{\text{Total Liabilities + Minority Interests + Total Shareholders' Equity (end of the period)}} \times 100$$

○Shareholders' Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (end of the period)} - \text{Deduction from Shareholders' Equity (*4)}}{\text{Outstanding Shares of Common Stock (end of the period) (*2)}}$$

*1 Dividends on Preferred Stock and other.
*2 Treasury Stock is excluded from the outstanding shares of stock.
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on market price at the beginning of the fiscal year.
*4 Issue amount of Preferred Stock, dividends on Preferred Stock and other.

# CONSOLIDATED OPERATING RESULTS and FINANCIAL CONDITIONS

## 1. Operating Results

Consolidated Gross Profits for the third quarter (for the 9 months to December 31, 2005) increased by ¥120.0 billion to ¥1,549.4 billion in comparison with the corresponding period of fiscal 2004.

Net Interest Income decreased by ¥43.8 billion resulting from the increase in Interest and Dividends on Securities being offset by increased funding costs resulting from the rise in U.S. interest rates and other factors. Net Fee and Commission Income increased by ¥74.9 billion, continued at a high level, and Net Other Operating Income increased by ¥71.7 billion as a result of good performance in Gains on Foreign Exchange Transactions and other factors.

General and Administrative Expenses decreased by ¥21.0 billion to ¥817.3 billion as a result of ongoing cost-cutting measures.

Credit-related Costs decreased by ¥92.6 billion, ended up with a gain of ¥52.0 billion. This was mainly due to decreases in costs related to write-offs along with the near-completion of the removal of non-performing loans from the balance sheet and reversal of reserves with the improvement in Mizuho's asset quality.

Net Gains related to Stocks increased by ¥53.8 billion to ¥179.1 billion.

Equity in Income from Investments in Affiliates increased by ¥4.9 billion to ¥7.3 billion as a result of a strong business performance by our affiliates under equity method.

To mitigate the risk of interest rates, we reviewed the bond portfolio and recognized losses from sales and revaluation of ¥85.3 billion.

After reflecting the above, Ordinary Profits increased by ¥278.7 billion to ¥745.3 billion. This was mainly due to good performance in Consolidated Gross Profits and Net Gains related to Stocks, a steady decrease in General and Administrative Expenses, and a large decrease in Expenses related to Portfolio Problems included in Ordinary Expenses resulting from a gain on reversal of Credit-related Costs.

Net Extraordinary Gains decreased by ¥273.7 billion to ¥64.3 billion. This was mainly due to the ruling by the Supreme Court in favor of a petition for rescission of a correction notice from the Tokyo Regional Taxation Bureau during the third quarter of Fiscal 2004. A loss of ¥40.7 billion resulting from the placement of the erroneous order by Mizuho Securities Co., Ltd. was booked as Extraordinary Losses.

Income Taxes increased by ¥26.0 billion to ¥167.4 billion.

Minority Interests increased by ¥21.4 billion to ¥61.1 billion.

As a result of the above, Net Income for the third quarter decreased by ¥42.4 billion to ¥581.1 billion.

## 2. Financial Conditions

Total Assets as of December 31, 2005 increased by ¥11,588.6 billion to ¥150,032.1 billion from December 31, 2004. Total Shareholders' Equity increased by ¥773.4 billion to ¥4,661.7 billion.

Looking at the major accounts and their balances, Securities increased by ¥7,855.9 billion to ¥40,591.9 billion, and Loans and Bills Discounted increased by ¥1,317.3 billion to ¥63,759.5 billion for asset accounts. Deposits increased by ¥4,024.1 billion to ¥71,050.8 billion for liability accounts.

## 3. Status of Non-performing Loans (NPLs)

The Three Banks' (non-consolidated figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and their financial subsidiaries for corporate revitalization) aggregated outstanding balances of Disclosed Claims under the Financial Reconstruction Law (FRL) decreased by ¥682.3 billion to ¥1,243.1 billion from December 31, 2004. The NPL ratio decreased by 1.0% to 1.7%, continuing at a low level.

### (To Prevent Recurrence of Placement of Erroneous Orders)

We reiterate our deepest apology to all related parties for any inconvenience caused by the erroneous order placed by Mizuho Securities Co., Ltd. in December 2005. Mizuho Securities Co., Ltd. is working to prevent any recurrence of such an incident by improving its systems and conducting a thorough review of its operating procedures as well as substantially strengthening its management control.

*(Attached Documents)*

# 1. Consolidated Balance Sheets

(Millions of yen)

| | As of December 31, 2005 (A) | As of December 31, 2004 (B) | Change | (Reference) As of March 31, 2005 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and Due from Banks | 6,327,920 | 6,486,939 | (159,019) | 6,808,965 |
| Call Loans and Bills Purchased | 1,098,775 | 445,926 | 652,849 | 397,507 |
| Receivables under Resale Agreements | 7,128,111 | 4,439,655 | 2,688,455 | 5,004,683 |
| Guarantee Deposits Paid under Securities Borrowing Transactions | 6,910,514 | 7,862,379 | (951,864) | 8,680,334 |
| Other Debt Purchased | 1,897,289 | 920,476 | 976,813 | 1,007,826 |
| Trading Assets | 11,386,659 | 11,725,755 | (339,095) | 11,047,601 |
| Money Held in Trust | 55,610 | 24,377 | 31,232 | 28,679 |
| Securities | 40,591,958 | 32,735,999 | 7,855,958 | 36,047,035 |
| Loans and Bills Discounted | 63,759,566 | 62,442,259 | 1,317,306 | 62,917,336 |
| Foreign Exchange Assets | 822,082 | 715,628 | 106,454 | 716,907 |
| Other Assets | 5,352,725 | 5,534,656 | (181,930) | 5,577,985 |
| Premises and Equipment | 976,124 | 1,059,775 | (83,650) | 1,028,082 |
| Deferred Debenture Charges | 291 | 328 | (37) | 303 |
| Deferred Tax Assets | 466,103 | 1,281,189 | (815,086) | 1,036,907 |
| Customers' Liabilities for Acceptances and Guarantees | 4,170,800 | 4,098,030 | 72,769 | 3,928,176 |
| Reserves for Possible Losses on Loans | (910,431) | (1,328,925) | 418,493 | (1,146,797) |
| Reserve for Possible Losses on Investments | (1,979) | (932) | (1,047) | (5,300) |
| Total Assets | 150,032,120 | 138,443,519 | 11,588,600 | 143,076,236 |
| **LIABILITIES** | | | | |
| Deposits | 71,050,886 | 67,026,689 | 4,024,197 | 69,499,567 |
| Negotiable Certificates of Deposits | 9,648,682 | 9,394,898 | 253,784 | 10,868,491 |
| Debentures | 6,962,064 | 8,170,946 | (1,208,881) | 7,795,073 |
| Call Money and Bills Sold | 9,750,419 | 8,077,981 | 1,672,437 | 8,359,912 |
| Payables under Repurchase Agreements | 13,130,246 | 8,422,921 | 4,707,324 | 8,357,544 |
| Guarantee Deposits Received under Securities Lending Transactions | 6,526,769 | 7,554,410 | (1,027,640) | 7,635,035 |
| Commercial Paper | 40,000 | 1,011,300 | (971,300) | 1,397,200 |
| Trading Liabilities | 8,593,913 | 7,515,948 | 1,077,964 | 7,942,784 |
| Borrowed Money | 3,162,560 | 2,365,656 | 796,903 | 2,634,433 |
| Foreign Exchange Liabilities | 307,568 | 307,239 | 329 | 292,905 |
| Short-term Bonds | 2,078,300 | 80,200 | 1,998,100 | 260,300 |
| Bonds and Notes | 2,474,672 | 2,399,012 | 75,660 | 2,356,972 |
| Due to Trust Accounts | 1,331,402 | 1,301,326 | 30,076 | 1,367,569 |
| Other Liabilities | 4,710,204 | 5,514,498 | (804,294) | 5,092,621 |
| Reserve for Bonus Payments | 15,965 | 14,900 | 1,065 | 34,475 |
| Reserve for Employee Retirement Benefits | 37,426 | 36,373 | 1,053 | 37,137 |
| Reserve for Contingencies | 34,367 | 132 | 34,234 | 10,108 |
| Reserves under Special Laws | 2,161 | 1,720 | 441 | 1,834 |
| Deferred Tax Liabilities | 49,631 | 29,496 | 20,135 | 34,016 |
| Deferred Tax Liabilities for Revaluation Reserve for Land | 126,003 | 145,908 | (19,905) | 135,984 |
| Acceptances and Guarantees | 4,170,800 | 4,098,030 | 72,769 | 3,928,176 |
| Total Liabilities | 144,204,046 | 133,469,590 | 10,734,455 | 138,042,144 |
| **MINORITY INTERESTS** | | | | |
| Minority Interests | 1,166,321 | 1,085,593 | 80,728 | 1,128,364 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Common Stock and Preferred Stock | 1,540,965 | 1,540,965 | - | 1,540,965 |
| Capital Surplus | 411,155 | 1,022,566 | (611,410) | 1,022,571 |
| Retained Earnings | 1,418,178 | 1,030,300 | 387,878 | 1,048,530 |
| Revaluation Reserve for Land, net of Taxes | 184,268 | 213,399 | (29,130) | 198,945 |
| Net Unrealized Gains on Other Securities, net of Taxes | 1,202,639 | 298,546 | 904,093 | 538,027 |
| Foreign Currency Translation Adjustments | (48,825) | (82,976) | 34,150 | (48,757) |
| Treasury Stock | (46,631) | (134,465) | 87,834 | (394,555) |
| Total Shareholders' Equity | 4,661,751 | 3,888,335 | 773,416 | 3,905,726 |
| **Total Liabilities, Minority Interests and Shareholders'** | | | | |

## 2. Consolidated Statements of Operations

(Millions of yen)

| | Third Quarter of Fiscal 2005 | Third Quarter of Fiscal 2004 | Change | (Reference) Fiscal 2004 |
|---|---|---|---|---|
| Ordinary Income | 2,581,654 | 2,155,073 | 426,580 | 3,039,186 |
| Interest Income : | 1,390,549 | 1,155,465 | 235,084 | 1,584,415 |
| *Interest on Loans and Bills Discounted* | *794,110* | *801,352* | *(7,242)* | *1,065,198* |
| *Interest and Dividends on Securities* | *299,457* | *194,104* | *105,352* | *290,665* |
| Fiduciary Income | 53,974 | 34,647 | 19,327 | 63,253 |
| Fee and Commission Income | 459,923 | 390,122 | 69,801 | 566,120 |
| Trading Income | 124,925 | 123,055 | 1,870 | 165,059 |
| Other Operating Income | 301,960 | 246,677 | 55,282 | 341,506 |
| Other Income | 250,320 | 205,105 | 45,214 | 318,830 |
| Ordinary Expenses | 1,836,281 | 1,688,404 | 147,876 | 2,381,726 |
| Interest Expenses : | 613,821 | 334,916 | 278,904 | 477,983 |
| *Interest on Deposits* | *170,098* | *81,421* | *88,676* | *119,202* |
| *Interest on Debentures* | *37,701* | *52,183* | *(14,482)* | *68,669* |
| Fee and Commission Expenses | 69,890 | 75,026 | (5,136) | 93,492 |
| Trading Expenses | 4,076 | - | 4,076 | - |
| Other Operating Expenses | 94,124 | 110,629 | (16,505) | 155,781 |
| General and Administrative Expenses | 817,391 | 838,440 | (21,049) | 1,091,348 |
| Other Expenses | 236,978 | 329,390 | (92,412) | 563,121 |
| Ordinary Profits | 745,372 | 466,668 | 278,704 | 657,459 |
| Extraordinary Gains | 130,463 | 430,099 | (299,635) | 416,467 |
| Extraordinary Losses | 66,112 | 92,030 | (25,917) | 130,868 |
| Income before Income Taxes and Minority Interests | 809,723 | 804,738 | 4,985 | 943,059 |
| Income Taxes : | | | | |
| Current | 42,352 | 23,595 | 18,756 | 41,045 |
| Refund | - | - | - | 21,228 |
| Deferred | 125,066 | 117,763 | 7,302 | 235,227 |
| Minority Interests in Net Income | 61,149 | 39,741 | 21,408 | 60,630 |
| Net Income | 581,155 | 623,637 | (42,482) | 627,383 |

Note : Amounts less than one million yen are rounded down.

## 3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

| | Third Quarter of Fiscal 2005 | Third Quarter of Fiscal 2004 | Change | (Reference) Fiscal 2004 |
|---|---|---|---|---|
| **Capital Surplus** | | | | |
| **Balance at the beginning of the fiscal year** | 1,022,571 | 1,262,526 | (239,954) | 1,262,526 |
| **Increase** | 516,256 | 22 | 516,234 | 28 |
| Gains on Disposition of Treasury Stock | 441,966 | 22 | 441,944 | 28 |
| Increase in Capital Surplus due to mergers of consolidated subsidiaries | 74,290 | - | 74,290 | - |
| **Decrease** | 1,127,672 | 239,982 | 887,690 | 239,982 |
| Cancellation of Treasury Stock | 1,127,672 | 239,971 | 887,701 | 239,971 |
| Decrease of amount corresponding to Gains on Disposition of Treasury Stock due to decrease of affiliates under the equity method | - | 11 | (11) | 11 |
| **Balance at the end of the period/fiscal year** | 411,155 | 1,022,566 | (611,410) | 1,022,571 |
| **Retained Earnings** | | | | |
| **Balance at the beginning of the fiscal year** | 1,048,530 | 462,594 | 585,936 | 462,594 |
| **Increase** | 595,798 | 641,986 | (46,188) | 660,216 |
| Net Income | 581,155 | 623,637 | (42,482) | 627,383 |
| Transfer from Revaluation Reserve for Land, net of Taxes | 14,642 | 18,348 | (3,705) | 32,833 |
| **Decrease** | 226,149 | 74,280 | 151,868 | 74,280 |
| Dividends | 75,883 | 74,280 | 1,602 | 74,280 |
| Cancellation of Treasury Stock | 75,976 | - | 75,976 | - |
| Decrease in Retained Earnings due to mergers of consolidated subsidiaries | 74,290 | - | 74,290 | - |
| **Balance at the end of the period/fiscal year** | 1,418,178 | 1,030,300 | 387,878 | 1,048,530 |

Note : Amounts less than one million yen are rounded down.

## 4. Segment Information

<Segment Information by Type of Business>

Third Quarter of Fiscal 2005 (from April 1, 2005 to December 31, 2005) (Millions of yen)

| | Banking Business | Securities Business | Other | Total | Elimination | Consolidated Results |
|---|---|---|---|---|---|---|
| Ordinary Income | | | | | | |
| (1) Ordinary Income from outside customers | 2,045,965 | 394,246 | 141,441 | 2,581,654 | - | 2,581,654 |
| (2) Inter-segment Ordinary Income | 17,605 | 34,055 | 74,027 | 125,688 | ( 125,688 ) | - |
| Total | 2,063,571 | 428,302 | 215,469 | 2,707,343 | ( 125,688 ) | 2,581,654 |
| Ordinary Expenses | 1,462,203 | 313,442 | 179,835 | 1,955,481 | ( 119,200 ) | 1,836,281 |
| Ordinary Profits | 601,367 | 114,860 | 35,634 | 751,861 | ( 6,488 ) | 745,372 |

Third Quarter of Fiscal 2004 (from April 1, 2004 to December 31, 2004) (Millions of yen)

| | Banking Business | Securities Business | Other | Total | Elimination | Consolidated Results |
|---|---|---|---|---|---|---|
| Ordinary Income | | | | | | |
| (1) Ordinary Income from outside customers | 1,792,352 | 241,176 | 121,544 | 2,155,073 | - | 2,155,073 |
| (2) Inter-segment Ordinary Income | 10,494 | 21,935 | 72,078 | 104,509 | ( 104,509 ) | - |
| Total | 1,802,847 | 263,111 | 193,623 | 2,259,582 | ( 104,509 ) | 2,155,073 |
| Ordinary Expenses | 1,444,399 | 186,005 | 158,433 | 1,788,838 | ( 100,433 ) | 1,688,404 |
| Ordinary Profits | 358,448 | 77,106 | 35,189 | 470,744 | ( 4,075 ) | 466,668 |

(Reference) Fiscal 2004 (for the year ended March 31, 2005) (Millions of yen)

| | Banking Business | Securities Business | Other | Total | Elimination | Consolidated Results |
|---|---|---|---|---|---|---|
| Ordinary Income | | | | | | |
| (1) Ordinary Income from outside customers | 2,509,411 | 344,439 | 185,334 | 3,039,186 | - | 3,039,186 |
| (2) Inter-segment Ordinary Income | 13,452 | 27,139 | 106,538 | 147,129 | ( 147,129 ) | - |
| Total | 2,522,864 | 371,578 | 291,872 | 3,186,315 | ( 147,129 ) | 3,039,186 |
| Ordinary Expenses | 2,031,898 | 264,333 | 228,229 | 2,524,461 | ( 142,734 ) | 2,381,726 |
| Ordinary Profits | 490,965 | 107,245 | 63,643 | 661,854 | ( 4,394 ) | 657,459 |

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and other

# SELECTED FINANCIAL INFORMATION

## For the Third Quarter of Fiscal 2005



Mizuho Financial Group, Inc.

# CONTENTS

*Notes:*
"CON": Consolidated figures of Mizuho Financial Group, Inc.
"NON (B)": Non-consolidated figures of Mizuho Bank (MHBK), Mizuho Corporate Bank (MHCB) and Mizuho Trust & Banking (MHTB).
"NON (B&R)": Aggregated figures of MHBK, MHCB and MHTB, and their financial subsidiaries for corporate revitalization.
MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

## ●SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2005

## ●FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2005


| | *See above Notes* | | *Pages* |
|---|---|---|---|
| 1. Income Analysis | *CON* | *NON (B&R)* | 2- 1 |
| 2. Unrealized Gains (Losses) on Securities | *CON* | *NON (B&R)* | 2- 3 |
| 3. Deferred Hedge Gains (Losses) of Derivative Transactions Qualifying for Hedge Accounting | *NON (B)* | | 2- 5 |
| 4. Disclosure of Categories under the Financial Reconstruction Law ("FRL") | *CON* | *NON (B&R)* | 2- 6 |
| 5. Overview of Domestic Deposits | *NON (B)* | | 2- 8 |
| 6. Status of Deposits and Loans | *NON (B)* | *NON (B&R)* | 2- 8 |
| 7. Capital Adequacy Ratio | *CON** | | 2- 9 |


* Ratios on a consolidated basis are shown for Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank, and Mizuho Trust & Banking.

This announcement contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

# Summary Results for the Third Quarter of Fiscal 2005

Mizuho Financial Group ("the Group"), based on our new business strategy called the "Channel to Discovery" Plan, advanced into a new phase in our management strategies and focused on increasing our top-line profits as well as implementing disciplined capital management.
The summary results for the Third Quarter of Fiscal 2005 reflecting these efforts are as follows.

## I. Summary of Income Analysis

### ➢ Consolidated Net Business Profits (Apr. 1–Dec. 31, 2005)

- Consolidated Gross Profits increased by JPY 120.0 billion, or 8.3%, compared with the same period of the previous fiscal year as a result of our management efforts which primarily focused on the strengthening of our top-line profits.
- Consolidated Net Business Profits amounted to JPY 744.1 billion. Results by business segment show that income from Customer Groups steadily increased, centering on fee income from our retail segment and solutions businesses, both of which are our growth business areas, as well as that from overseas businesses.
- The difference in Net Business Profits on a Consolidated basis and a 3 Banks basis increased by JPY 33.6 billion* compared with the same period of the previous fiscal year, due to the steady increase in profits from our group companies, centering on our two securities companies.
  [* Excludes impact of dividends received from thefinancial subsidiaries for corporate revitalization]

**(Consolidated)** (JPY Bn)

| | 3Q of FY2005 (Apr.1 - Dec.31, 2005) | Change from 3Q of FY2004 |
|---|---|---|
| Consolidted Gross Profits | 1,549.4 | 120.0 |
| Consolidated Net Business Profits *1 | 744.1 | 119.9 |
| Credit-related Costs | 52.0 | 92.6 |
| Net Gains related to Stocks *2 | 179.1 | 53.8 |
| Ordinary Profits | 745.3 | 278.7 |
| Net Income | 581.1 | -42.4 |

*1: Consolidated Gross Profits + General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliated and other consolidation adjustments

*2: Gains of JPY 35.5 billion on sale of stocks associated with alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.

### ➢ Consolidated Net Income (Apr. 1–Dec. 31, 2005)

- Consolidated Net Income amounted to JPY 581.1 billion, an increase of approximately JPY 240 billion on a year on year basis if we exclude a special factor in the previous fiscal year's results (i.e. the effect of the approximately JPY 280 billion Supreme Court judgment regarding the Japan Housing Loan, Inc.). This increase can be attributed mainly to the good performance in Consolidated Net Business Profits mentioned above, Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks, which offset Extraordinary Losses of JPY 40.7 billion recorded as a result of the placement of the erroneous order by Mizuho Securities Co., Ltd. last December.
- As a consequence, our Consolidated Net Income (for the nine-month period) already reached 92.2% of the full year estimate of JPY 630.0 billion announced last November.

**(References) 3 Banks** (JPY Bn)

| | 3Q of FY2005 (Apr.1 - Dec.31, 2005) | Change from 3Q of FY2004 |
|---|---|---|
| Gross Profits* | 1,364.9 | 185.1 |
| G&A Expenses (Excluding Non-recurring Losses) | -600.8 | 22.1 |
| Net Business Profits* | 765.1 | 206.2 |
| Credit-related Costs | 50.2 | 73.6 |
| Net Gains related to Stocks | 149.7 | 45.3 |
| Ordinary Profits* | 690.5 | 351.7 |
| Net Income* | 675.6 | 95.5 |

* Includes JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures.

## II. Steady Enhancement of Top-Line Growth

### ➢ Net Interest Income

- Net Interest Income decreased compared with the same period of the previous fiscal year, due mainly to the effects of the continued decrease in the loan balance in the first quarter of this fiscal year. The decrease in the loan balance, however, has already bottomed out and it has increased compared with the end of June 2005.

- Since the previous fiscal year, there was a turnaround in our overseas loans and they continued to increase. In addition, our domestic loans have also started to increase this fiscal year.

- The main factors contributing to the growth in domestic loans were the steady increase in our loans to middle credit risk corporations, our housing loans and our "Captive Loans" with Orient Corporation, on all of which we have focused since the previous fiscal year.



Loan Balance
(JPY Tn)
(3 Banks, excluding Trust Account)
Domestic
Overseas & Offshare
65
60
55
50
45
0
3.7
59.0
4.1
58.0
4.5
55.3
5.9
57.5
Jun. 30, 2004
Dec. 31, 2004
Jun. 30, 2005
Dec. 31, 2005


### ➢ Non-Interest Income

- Net Fee and Commission Income for the three-month period from October to December, 2005 (JPY 83.0 billion) increased by 30.9% compared with the same period of the previous fiscal year.

- In our business with corporations, fee income from our solutions businesses (e.g. syndicated loans and investment banking), as well as that from foreign exchange and overseas businesses, showed solid growth.

- In our business with individual customers, fee income related to investment trusts and individual annuities considerably increased as a result of our efforts to enhance consulting functions.



Net Fee and Commission Income
(JPY Bn)
(3 Banks)
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
0
127.0
141.4
146.5
168.5
171.6
(Oct.-Dec.) 63.4
+19.6
(Oct.-Dec.) 83.0
1H of FY2003
(2H)
1H of FY2004
(2H)
1H of FY2005
(2H)


### ➢ Reduction in G&A Expenses

- "Base Expenses" further decreased by JPY 41.2 billion compared with the same period of the previous fiscal year, due primarily to the decrease in IT-related expenses, including the effects of the completion of Mizuho Bank's IT systems integration.

- "Strategic Expenses," on the other hand, were incurred in order to implement measures for enhancing top-line growth. As a result, total G&A Expenses decreased by JPY 22.1 billion compared with the same period of the previous fiscal year.



G&A Expenses
(JPY Bn)
(3 Banks)
Strategic Expenses
Base Expenses
650.0
600.0
550.0
500.0
0
-22.1
-41.2
622.9
19.1
581.7
600.8

## III. Disciplined Capital Management

Along with the repayment of public funds, we are implementing disciplined capital management including enhancement of our capital base to support our future top-line growth strategies.

### ➢ Repayment of Public Funds

- In October 2005, we repurchased and cancelled preferred shares of public funds of JPY 250.0 billion (on an issued-price basis). As a result, the only and remaining preferred shares of public funds are JPY 600.0 billion of non-convertible type.
  We aim to complete full repayment of the remaining public funds by the end of Fiscal 2006, while maintaining a sufficient financial soundness through the steady accumulation of retained earnings.

### ➢ Secondary Offering of Common Stock of Mizuho Financial Group, Inc. (MHFG)

- In November 2005, by way of a global offering, we conducted an offering of 763,000 common shares (JPY 531.6 billion) of MHFG held by its subsidiary, Mizuho Financial Strategy Co., Ltd.
  With regard to the remaining common shares (approximately 392 thousand shares) of MHFG held by Mizuho Financial Strategy Co., Ltd. after the offering, our aim is to repurchase and cancel such shares periodically, after the completion of our intended full repayment of the public funds, with consideration of our financial condition and other factors.

As a consequence, combined with the aforementioned good profit performance, our Earnings per Share (EPS) and Return on Equity (ROE) were sustained at high levels, and if we exclude a special factor (the effect of Supreme Court judgment), they were improved considerably compared with the same period of the previous fiscal year.

In addition, Consolidated BIS Capital Ratio was maintained at a sufficient level of 11.74%.

| (Consolidated) | 3Q of FY2005 (Apr.1 - Dec.31, 2005) | |
|---|---|---|
| | | Change from 3Q of FY2004 *3 |
| EPS *1 (JPY) | 42,020 | 3,886 (21,344) |
| ROE *2 | 18.0% | -3.9% (6.0%) |

*1: Fully diluted EPS: Diluted Net Income* for the 3Q Earnings (Apr.1 - Dec.31, 2005) per share.
[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on market price at the beginning of the term.]
*2: Return on Equity: Annualized Net Income* / {(Total Shareholders' Equity (Beginning) + Total Shareholders' Equity (Term-End))/2} X 100
[* Net Income for the 3Q of FY2005 (Apr.1 - Dec. 31, 2005) X 365 / 275]
*3: Figures in ( ) indicate the figures excluding a special factor (the effect of Supreme Court judgement).

| (Consolidated) | December 31, 2005 | |
|---|---|---|
| | | Change from September 30, 2005 |
| BIS Capital Ratio | 11.74% | 1.01% |
| Tier1 Capital Ratio | 5.97% | 0.53% |

## IV. Others (Financial Soundness)

Our financial soundness remained at a sufficiently high level.

(JPY Bn)

| | December 31, 2005 | |
|---|---|---|
| | | Change from September 30, 2005 |
| Net Deferred Tax Assets (DTAs) (Consolidated) | 416.4 | -342.4 |
| Net DTAs / Tier 1 Ratio | 9.4% | -10.1% |
| Disclosed Claims under the Financial Reconstruction Law (3 Banks) | 1,243.1 | -54.3 |
| NPL Ratio | 1.77% | -0.07% |
| Unrealized Gains on Other Securities (Consolidated) * | 2,061.8 | 758.4 |

* The base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments.

**Definition**

**3 Banks:** Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a nonconsolidated basis.

On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.

# 1. Income Analysis

CONSOLIDATED

(Billions of yen)

| | | Third Quarter of Fiscal 2005 (A) | Third Quarter of Fiscal 2004 (B) | Change (A) - (B) | (Reference) Fiscal 2004 |
|---|---|---|---|---|---|
| Consolidated Gross Profits | 1 | 1,549.4 | 1,429.3 | 120.0 | 1,993.0 |
| Net Interest Income | 2 | 776.7 | 820.5 | (43.8) | 1,106.4 |
| Fiduciary Income | 3 | 53.9 | 34.6 | 19.3 | 63.2 |
| *Credit Costs for Trust Accounts* | 4 | *(1.0)* | *(2.0)* | *1.0* | *(2.7)* |
| Net Fee and Commission Income | 5 | 390.0 | 315.0 | 74.9 | 472.6 |
| Net Trading Income | 6 | 120.8 | 123.0 | (2.2) | 165.0 |
| Net Other Operating Income | 7 | 207.8 | 136.0 | 71.7 | 185.7 |
| General and Administrative Expenses | 8 | (817.3) | (838.4) | 21.0 | (1,091.3) |
| Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans) | 9 | (55.1) | (205.9) | 150.7 | (231.9) |
| Net Gains related to Stocks *1 | 10 | 179.1 | 125.2 | 53.8 | 210.3 |
| Equity in Income from Investments in Affiliates | 11 | 7.3 | 2.3 | 4.9 | 1.4 |
| Other | 12 | (117.9) | (45.9) | (71.9) | (224.1) |
| Ordinary Profits | 13 | 745.3 | 466.6 | 278.7 | 657.4 |
| Net Extraordinary Gains (Losses) | 14 | 64.3 | 338.0 | (273.7) | 285.5 |
| *Reversal of Reserves for Possible Losses on Loans, etc. *2* | 15 | *108.1* | *167.3* | *(59.1)* | *140.7* |
| *Reversal of Reserve for Possible Losses on Investments *2* | 16 | *2.4* | - | *2.4* | - |
| Income before Income Taxes and Minority Interests | 17 | 809.7 | 804.7 | 4.9 | 943.0 |
| Income Taxes | 18 | (167.4) | (141.3) | (26.0) | (255.0) |
| Minority Interests in Net Income | 19 | (61.1) | (39.7) | (21.4) | (60.6) |
| Net Income | 20 | 581.1 | 623.6 | (42.4) | 627.3 |

*1. Net Gains related to Stocks for the Third Quarter of Fiscal 2005 include Gains on Disposition of Investment in Subsidiary of ¥42.4 billion.

*2. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans,etc./on Investments.

| | | | | | |
|---|---|---|---|---|---|
| Credit-related Costs (including Credit Costs for Trust Accounts) | 21 | 52.0 | (40.6) | 92.6 | (93.9) |

* Credit-related Costs [21] = Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans) [9]+Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)

| | | | | | |
|---|---|---|---|---|---|
| Consolidated Net Business Profits | 22 | 744.1 | 624.2 | 119.9 | 912.5 |

* Consolidated Net Business Profits[22] = Consolidated Gross Profits[1] + General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

| | | | | | |
|---|---|---|---|---|---|
| Number of Consolidated Subsidiaries | 23 | 114 | 119 | (5) | 118 |
| Number of Subsidiaries and Affiliates under the Equity Method | 24 | 19 | 20 | (1) | 20 |

## Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Billions of yen)

| | | Third Quarter of Fiscal 2005 | | | | Third Quarter of Fiscal 2004 (B) | Change (A) - (B) | (Reference) Fiscal 2004 |
|---|---|---|---|---|---|---|---|---|
| | | MHBK + Revitalization subsidiary | MHCB + Revitalization subsidiaries | MHTB + Revitalization subsidiary | Aggregated Figures (A) | | | |
| Gross Profits | 1 | 699.2 | 551.7 | 113.9 | 1,364.9 | 1,179.8 | 185.1 | 1,626.4 |
| Net Interest Income *1 | 2 | 422.0 | 398.6 | 31.7 | 852.4 | 766.4 | 85.9 | 1,028.1 |
| Fiduciary Income | 3 | - | - | 53.6 | 53.6 | 34.7 | 18.9 | 62.8 |
| *Credit Costs for Trust Accounts* | 4 | - | - | *(1.0)* | *(1.0)* | *(2.0)* | *1.0* | *(2.7)* |
| Net Fee and Commission Income | 5 | 145.2 | 84.4 | 24.9 | 254.7 | 209.9 | 44.7 | 315.1 |
| Net Trading Income | 6 | (15.0) | 18.8 | 0.9 | 4.7 | 37.4 | (32.7) | 43.8 |
| Net Other Operating Income | 7 | 146.9 | 49.8 | 2.6 | 199.4 | 131.3 | 68.1 | 176.5 |
| General and Administrative Expenses (Excluding Non-recurring Losses) | 8 | (382.4) | (161.6) | (56.6) | (600.8) | (622.9) | 22.1 | (829.1) |
| Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) *2 | 9 | 316.7 | 390.0 | 58.2 | 765.1 | 558.9 | 206.2 | 800.0 |
| Provision for General Reserve for Possible Losses on Loans | 10 | 0.2 | - | (5.9) | (5.7) | 33.0 | (38.7) | 155.2 |
| Net Business Profits | 11 | 317.0 | 390.0 | 51.2 | 758.4 | 589.9 | 168.5 | 952.4 |
| *Net Gains (Losses) related to Bonds* | 12 | *(7.1)* | *34.4* | *2.4* | *29.7* | *11.1* | *18.5* | *9.6* |
| Net Non-recurring Gains (Losses) | 13 | (125.0) | 58.9 | (1.8) | (67.9) | (251.1) | 183.2 | (534.4) |
| Net Gains related to Stocks | 14 | 10.0 | 136.4 | 3.3 | 149.7 | 104.4 | 45.3 | 193.8 |
| Expenses related to Portfolio Problems | 15 | (38.5) | (32.4) | (0.4) | (71.3) | (248.7) | 177.3 | (456.6) |
| Other | 16 | (96.5) | (45.0) | (4.7) | (146.3) | (106.8) | (39.4) | (271.5) |
| Ordinary Profits | 17 | 191.9 | 449.0 | 49.4 | 690.5 | 338.7 | 351.7 | 418.0 |
| Net Extraordinary Gains (Losses) | 18 | (1.6) | 123.0 | 6.9 | 128.3 | 358.8 | (230.5) | 380.2 |
| *Reversal of Reserves for Possible Losses on Loans, etc. *3* | 19 | *2.2* | *122.0* | *4.0* | *128.3* | *194.3* | *(66.0)* | *242.9* |
| *Reversal of Reserve for Possible Losses on Investments *3* | 20 | *4.7* | *3.2* | - | *7.9* | *0.5* | *7.4* | *0.6* |
| Income before Income Taxes | 21 | 190.3 | 572.0 | 56.4 | 818.8 | 697.6 | 121.2 | 798.2 |
| Income Taxes | 22 | (64.8) | (59.5) | (18.7) | (143.1) | (117.4) | (25.7) | (215.6) |
| Net Income | 23 | 125.4 | 512.5 | 37.6 | 675.6 | 580.1 | 95.5 | 582.5 |

*1 Dividends from the revitalization subsidiaries of ¥120.0 billion for the Third Quarter of Fiscal 2005 are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2 Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts [4].

*3 Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans,etc. /on Investments.

| | | MHBK + Revitalization subsidiary | MHCB + Revitalization subsidiaries | MHTB + Revitalization subsidiary | Aggregated Figures (A) | Third Quarter of Fiscal 2004 (B) | Change (A) - (B) | (Reference) Fiscal 2004 |
|---|---|---|---|---|---|---|---|---|
| Credit-related Costs | 24 | (36.0) | 89.6 | (3.3) | 50.2 | (23.4) | 73.6 | (61.2) |

* Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Provision for General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

# 2. Unrealized Gains (Losses) on Securities

## CONSOLIDATED

### (1) Other Securities (which have fair value)

(Billions of yen)

| | | As of December 31, 2005 | | | | As of December 31, 2004 | | | | (Reference) As of September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses |
| Mizuho Financial Group (Consolidated) | Other Securities | 35,306.2 | 2,073.9 | 2,398.2 | 324.2 | 28,351.6 | 618.0 | 886.9 | 268.9 | 33,351.0 | 1,322.3 | 1,605.4 | 283.0 |
| | Stocks | 5,298.4 | 2,286.1 | 2,320.8 | 34.7 | 3,793.4 | 731.5 | 831.2 | 99.7 | 4,506.5 | 1,475.8 | 1,537.4 | 61.5 |
| | Bonds | 21,716.0 | (159.3) | 4.3 | 163.6 | 19,679.5 | (116.5) | 10.5 | 127.1 | 21,295.0 | (119.5) | 4.4 | 123.9 |
| | Other | 8,291.7 | (52.8) | 73.0 | 125.8 | 4,878.5 | 3.0 | 45.1 | 42.1 | 7,549.4 | (33.9) | 63.5 | 97.4 |

Notes: 1. In addition to "Securities" indicated on the consolidated balance sheet, NCDs in "Cash and Due from Banks" and other securities in "Other Debt Purchased" are also included.

2. Stocks with a quoted market price are stated at fair value, determined by the average quoted market price over the month preceding the consolidated balance sheet date, others which have readily determinable fair value are stated at fair value, at the consolidated balance sheet date.

3. Net unrealized gains include ¥12.0 billion, ¥40.7 billion and ¥18.9 billion which was recognized as Income/Losses during the period ended December 31, 2005, 2004 and September 30, 2005, respectively, by applying the fair-value hedge method and other.

### (2) Bonds Held to Maturity (which have fair value)

(Billions of yen)

| | As of December 31, 2005 | | | | As of December 31, 2004 | | | | (Reference) As of September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Book Value | Unrealized Gains(Losses) | Gains | Losses | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses | Book Value | Unrealized Gains(Losses) | Gains | Losses |
| Mizuho Financial Group (Consolidated) | 1,537.6 | (5.3) | 3.0 | 8.3 | 1,450.8 | 5.2 | 6.5 | 1.2 | 1,525.0 | (3.3) | 3.6 | 6.9 |

## NON-CONSOLIDATED

**Aggregated Figures of the 3 Banks and Revitalization Subsidiaries**

### (1) Other Securities (which have fair value)

(Billions of yen)

| | | As of December 31, 2005 | | | | As of December 31, 2004 | | | | (Reference) As of September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses | Book Value (=Fair Value) | Unrealized Gains(Losses) | Gains | Losses |
| Mizuho Bank + Revitalization Subsidiary | Other Securities | 17,164.3 | 312.0 | 434.3 | 122.3 | 13,988.8 | (12.8) | 134.5 | 147.4 | 16,421.7 | 170.5 | 284.2 | 113.7 |
| | Stocks | 1,170.8 | 410.4 | 421.5 | 11.0 | 651.7 | 91.4 | 128.9 | 37.5 | 939.1 | 248.9 | 270.8 | 21.9 |
| | Bonds | 15,257.0 | (92.7) | 1.4 | 94.1 | 12,946.3 | (95.1) | 3.2 | 98.3 | 14,861.7 | (74.0) | 1.4 | 75.4 |
| | Other | 736.4 | (5.7) | 11.3 | 17.0 | 390.7 | (9.1) | 2.3 | 11.4 | 620.8 | (4.4) | 11.9 | 16.3 |
| Mizuho Corporate Bank + Revitalization Subsidiaries | Other Securities | 15,828.3 | 1,516.8 | 1,693.9 | 177.1 | 12,500.1 | 510.2 | 622.9 | 112.7 | 14,790.4 | 978.0 | 1,131.3 | 153.2 |
| | Stocks | 3,695.1 | 1,609.6 | 1,633.3 | 23.7 | 2,791.1 | 518.3 | 577.7 | 59.3 | 3,183.9 | 1,041.2 | 1,080.2 | 39.0 |
| | Bonds | 5,219.6 | (49.1) | 2.3 | 51.4 | 5,782.7 | (21.9) | 5.2 | 27.1 | 5,254.5 | (37.0) | 2.5 | 39.6 |
| | Other | 6,913.5 | (43.7) | 58.2 | 101.9 | 3,926.2 | 13.8 | 39.9 | 26.1 | 6,351.9 | (26.0) | 48.5 | 74.5 |
| Mizuho Trust & Banking + Revitalization Subsidiary | Other Securities | 1,766.5 | 184.0 | 208.0 | 24.0 | 1,244.6 | 75.2 | 83.5 | 8.3 | 1,584.0 | 125.1 | 140.6 | 15.4 |
| | Stocks | 401.4 | 206.5 | 206.7 | 0.1 | 281.5 | 77.4 | 80.7 | 3.3 | 334.3 | 138.6 | 139.6 | 0.9 |
| | Bonds | 1,054.8 | (17.2) | 0.4 | 17.7 | 762.9 | 1.0 | 2.3 | 1.3 | 992.5 | (8.3) | 0.3 | 8.6 |
| | Other | 310.1 | (5.2) | 0.8 | 6.1 | 200.2 | (3.1) | 0.4 | 3.6 | 257.1 | (5.2) | 0.6 | 5.8 |
| Total | Other Securities | 34,759.1 | 2,012.8 | 2,336.3 | 323.5 | 27,733.6 | 572.6 | 841.0 | 268.4 | 32,796.2 | 1,273.7 | 1,556.2 | 282.5 |
| | Stocks | 5,267.5 | 2,226.6 | 2,261.6 | 34.9 | 3,724.3 | 687.3 | 787.5 | 100.2 | 4,457.3 | 1,428.8 | 1,490.8 | 61.9 |
| | Bonds | 21,531.5 | (159.1) | 4.2 | 163.4 | 19,492.0 | (116.1) | 10.7 | 126.8 | 21,108.8 | (119.4) | 4.3 | 123.7 |
| | Other | 7,960.1 | (54.6) | 70.4 | 125.1 | 4,517.2 | 1.4 | 42.7 | 41.3 | 7,229.9 | (35.7) | 61.0 | 96.7 |

Notes: 1. NCDs and other securities are also included.

2. Stocks with a quoted market price are stated at fair value, determined by the average quoted market price over the month preceding the date above, others which have readily determinable fair value are stated at fair value, at the date above.

3. Net unrealized gains include ¥12.0 billion, ¥40.7 billion and ¥18.9 billion which was recognized as Income/Losses during the period ended December 31, 2005, 2004 and September 30, 2005, respectively, by applying the fair-value hedge method and other.

(Billions of yen)

| | As of December 31, 2005 | | | | As of December 31, 2004 | | | | (Reference) As of September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Book Value | Unrealized Gains (Losses) | | | Book Value | Unrealized Gains (Losses) | | | Book Value | Unrealized Gains (Losses) | | |
| | | | Gains | Losses | | | Gains | Losses | | | Gains | Losses |
| Mizuho Bank + Revitalization Subsidiary | 1,537.6 | (5.3) | 3.0 | 8.3 | 1,450.8 | 5.2 | 6.5 | 1.2 | 1,525.0 | (3.3) | 3.6 | 6.9 |
| Mizuho Corporate Bank + Revitalization Subsidiaries | - | - | - | - | - | - | - | - | - | - | - | - |
| Mizuho Trust & Banking + Revitalization Subsidiary | - | - | - | - | - | - | - | - | - | - | - | - |
| Total | 1,537.6 | (5.3) | 3.0 | 8.3 | 1,450.8 | 5.2 | 6.5 | 1.2 | 1,525.0 | (3.3) | 3.6 | 6.9 |

**(3) Investments in Subsidiaries and Affiliates (which have fair value)**

(Billions of yen)

| | As of December 31, 2005 | | | | As of December 31, 2004 | | | | (Reference) As of September 30, 2005 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Book Value | Unrealized Gains (Losses) | | | Book Value | Unrealized Gains (Losses) | | | Book Value | Unrealized Gains (Losses) | | |
| | | | Gains | Losses | | | Gains | Losses | | | Gains | Losses |
| Mizuho Bank + Revitalization Subsidiary | 67.0 | 146.7 | 146.7 | - | 67.0 | 36.0 | 36.0 | - | 67.0 | 56.4 | 56.4 | - |
| Mizuho Corporate Bank + Revitalization Subsidiaries | 11.6 | 34.4 | 34.4 | - | 11.6 | 14.5 | 14.5 | - | 11.6 | 20.8 | 20.8 | - |
| Mizuho Trust & Banking + Revitalization Subsidiary | - | - | - | - | - | - | - | - | - | - | - | - |
| Total | 78.7 | 181.2 | 181.2 | - | 78.7 | 50.6 | 50.6 | - | 78.7 | 77.3 | 77.3 | - |

**(Reference)**

**Unrealized Gains (Losses) on Other Securities**

**(the base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments)**

For certain Other Securities (which have readily determinable fair value), unrealized gains (losses) were recognized as Income/Losses by applying the fair-value hedge method and other. They were excluded from unrealized gains (losses) on Other Securities.

These adjusted unrealized gains (losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax and other necessary adjustments.

The base amount was as follows:

## Consolidated

(Billions of yen)

| | As of December 31, 2005 | | | As of December 31, 2004 | (Reference) As of September 30, 2005 |
|---|---|---|---|---|---|
| | Unrealized Gains (Losses) | | | | |
| | | Change from December 31, 2004 | (Reference) Change from September 30, 2005 | Unrealized Gains (Losses) | Unrealized Gains (Losses) |
| Other Securities | 2,061.8 | 1,484.5 | 758.4 | 577.2 | 1,303.4 |
| Stocks | 2,286.1 | 1,554.5 | 810.2 | 731.5 | 1,475.8 |
| Bonds | (179.0) | (21.7) | (40.9) | (157.3) | (138.0) |
| Other | (45.1) | (48.2) | (10.8) | 3.0 | (34.3) |

## Non-Consolidated

**Aggregated Figures of the 3 Banks and Revitalization Subsidiaries**

(Billions of yen)

| | As of December 31, 2005 | | | As of December 31, 2004 | (Reference) As of September 30, 2005 |
|---|---|---|---|---|---|
| | Unrealized Gains (Losses) | | | | |
| | | Change from December 31, 2004 | (Reference) Change from September 30, 2005 | Unrealized Gains (Losses) | Unrealized Gains (Losses) |
| Other Securities | 2,000.8 | 1,468.9 | 745.9 | 531.8 | 1,254.8 |
| Stocks | 2,226.6 | 1,539.3 | 797.7 | 687.3 | 1,428.8 |
| Bonds | (178.8) | (22.0) | (40.9) | (156.8) | (137.9) |
| Other | (46.9) | (48.4) | (10.8) | 1.4 | (36.0) |

## 3. Deferred Hedge Gains (Losses) of Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

**Aggregated Figures of the 3 Banks**

(Billions of yen)

| | As of December 31, 2005 | | | As of December 31, 2004 | | | (Reference) As of September 30, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Deferred Hedge Gains | Deferred Hedge Losses | Net Deferred Hedge Gains (Losses) | Deferred Hedge Gains | Deferred Hedge Losses | Net Deferred Hedge Gains (Losses) | Deferred Hedge Gains | Deferred Hedge Losses | Net Deferred Hedge Gains (Losses) |
| Mizuho Bank | 136.1 | 207.7 | (71.5) | 180.3 | 258.8 | (78.5) | 149.0 | 215.9 | (66.8) |
| Mizuho Corporate Bank | 442.2 | 518.1 | (75.9) | 938.2 | 993.8 | (55.6) | 475.2 | 520.9 | (45.6) |
| Mizuho Trust & Banking | 45.9 | 49.8 | (3.8) | 54.4 | 62.9 | (8.5) | 46.4 | 50.9 | (4.5) |
| Total | 624.3 | 775.7 | (151.3) | 1,172.9 | 1,315.6 | (142.6) | 670.8 | 787.8 | (117.0) |

Note: The above figures reflect all derivative transactions qualifying for hedge accounting (Deferred method).

## 4. Disclosure of Categories under the Financial Reconstruction Law ("FRL")

CONSOLIDATED

(Billions of yen)

| | | As of December 31, 2005 (A) | Change (A) - (B) | (Reference) Change (A) - (C) | As of December 31, 2004 (B) | (Reference) As of September 30, 2005 (C) |
|---|---|---|---|---|---|---|
| Consolidated | Claims against Bankrupt and Substantially Bankrupt Obligors | 166.0 | (181.3) | (33.8) | 347.3 | 199.8 |
| | Claims with Collection Risk | 611.7 | (359.8) | (117.1) | 971.5 | 728.9 |
| | Claims for Special Attention | 508.3 | (202.7) | 75.6 | 711.0 | 432.6 |
| | Total | 1,286.1 | (743.8) | (75.3) | 2,030.0 | 1,361.4 |
| Trust Account | Claims against Bankrupt and Substantially Bankrupt Obligors | 0.0 | (3.2) | (0.0) | 3.2 | 0.0 |
| | Claims with Collection Risk | - | (2.6) | (0.0) | 2.6 | 0.0 |
| | Claims for Special Attention | 3.7 | 0.9 | (0.0) | 2.7 | 3.8 |
| | Total | 3.7 | (4.8) | (0.0) | 8.6 | 3.8 |
| Total (Consolidated + Trust Account) | Claims against Bankrupt and Substantially Bankrupt Obligors | 166.0 | (184.5) | (33.8) | 350.5 | 199.8 |
| | Claims with Collection Risk | 611.7 | (362.4) | (117.1) | 974.2 | 728.9 |
| | Claims for Special Attention | 512.0 | (201.7) | 75.5 | 713.8 | 436.5 |
| | Total | 1,289.9 | (748.7) | (75.4) | 2,038.6 | 1,365.3 |

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

(Billions of yen)

| | | As of December 31, 2005 (A) | Change (A) - (B) | (Reference) Change (A) - (C) | As of December 31, 2004 (B) | (Reference) As of September 30, 2005 (C) |
|---|---|---|---|---|---|---|
| Mizuho Bank + Revitalization Subsidiary | Claims against Bankrupt and Substantially Bankrupt Obligors | 96.5 | (47.7) | (3.2) | 144.3 | 99.8 |
| | Claims with Collection Risk | 390.5 | (32.0) | 22.4 | 422.6 | 368.1 |
| | Claims for Special Attention | 218.8 | (153.2) | (19.7) | 372.0 | 238.6 |
| | Total | 706.0 | (232.9) | (0.5) | 939.0 | 706.6 |
| Mizuho Corporate Bank + Revitalization Subsidiaries | Claims against Bankrupt and Substantially Bankrupt Obligors | 34.0 | (102.9) | (22.9) | 137.0 | 56.9 |
| | Claims with Collection Risk | 162.6 | (272.8) | (127.2) | 435.5 | 289.8 |
| | Claims for Special Attention | 252.6 | 27.3 | 93.6 | 225.3 | 159.0 |
| | Total | 449.4 | (348.4) | (56.4) | 797.9 | 505.9 |
| Mizuho Trust & Banking + Revitalization Subsidiary | **Banking Account** | | | | | |
| | Claims against Bankrupt and Substantially Bankrupt Obligors | 4.2 | (10.5) | (0.3) | 14.8 | 4.6 |
| | Claims with Collection Risk | 44.7 | (8.3) | (0.0) | 53.0 | 44.7 |
| | Claims for Special Attention | 34.9 | (77.1) | 3.2 | 112.0 | 31.7 |
| | Total | 83.8 | (96.0) | 2.7 | 179.9 | 81.1 |
| | **Trust Account** | | | | | |
| | Claims against Bankrupt and Substantially Bankrupt Obligors | 0.0 | (3.2) | (0.0) | 3.2 | 0.0 |
| | Claims with Collection Risk | - | (2.6) | (0.0) | 2.6 | 0.0 |
| | Claims for Special Attention | 3.7 | 0.9 | (0.0) | 2.7 | 3.8 |
| | Total | 3.7 | (4.8) | (0.0) | 8.6 | 3.8 |
| Total (Banking Account + Trust Account) | Claims against Bankrupt and Substantially Bankrupt Obligors | 134.9 | (164.5) | (26.5) | 299.4 | 161.4 |
| | Claims with Collection Risk | 597.9 | (315.8) | (104.7) | 913.8 | 702.7 |
| | Claims for Special Attention | 510.2 | (201.9) | 77.0 | 712.2 | 433.2 |
| | Total | 1,243.1 | (682.3) | (54.3) | 1,925.4 | 1,297.5 |
| | *Non-performing loans ratio* | *1.77%* | *(1.00%)* | *(0.07%)* | *2.78%* | *1.85%* |

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

# 5. Overview of Domestic Deposits

NON-CONSOLIDATED

**Aggregated Figures of the 3 Banks**

(Billions of yen)

| | | As of December 31, 2005 (A) | Change (A) - (B) | (Reference) Change (A) - (C) | As of December 31, 2004 (B) | (Reference) As of September 30, 2005 (C) |
|---|---|---|---|---|---|---|
| Mizuho Bank | | 50,681.5 | 856.2 | (800.5) | 49,825.2 | 51,482.0 |
| | *Individual deposits* | *30,307.8* | *778.0* | *778.6* | *29,529.7* | *29,529.1* |
| Mizuho Corporate Bank | | 10,891.6 | 769.4 | (2,601.1) | 10,122.2 | 13,492.8 |
| | *Individual deposits* | *7.1* | *(5.2)* | *(1.8)* | *12.3* | *9.0* |
| Mizuho Trust & Banking | | 2,356.2 | (142.5) | (54.7) | 2,498.8 | 2,410.9 |
| | *Individual deposits* | *1,764.1* | *(151.9)* | *31.5* | *1,916.0* | *1,732.6* |
| Total | | 63,929.4 | 1,483.1 | (3,456.4) | 62,446.3 | 67,385.8 |
| | *Individual deposits* | *32,079.1* | *620.8* | *808.2* | *31,458.2* | *31,270.8* |

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

# 6. Status of Deposits and Loans

NON-CONSOLIDATED

(1) Deposits

**Aggregated Figures of the 3 Banks**

(Billions of yen)

| | As of December 31, 2005 (A) | Change (A) - (B) | Change (A) - (C) | As of June 30, 2005 (B) | As of December 31, 2004 (C) |
|---|---|---|---|---|---|
| Mizuho Bank | 50,639.6 | 103.9 | 799.5 | 50,535.7 | 49,840.0 |
| Mizuho Corporate Bank | 18,637.9 | 1,914.6 | 2,479.9 | 16,723.3 | 16,158.0 |
| Mizuho Trust & Banking | 2,356.2 | (16.8) | (143.3) | 2,373.0 | 2,499.5 |
| Total | 71,633.9 | 2,001.7 | 3,136.2 | 69,632.1 | 68,497.7 |

(2) Loans

**Aggregated Figures of the 3 Banks and Revitalization Subsidiaries**

(Billions of yen)

| | As of December 31, 2005 (A) | Change (A) - (B) | Change (A) - (C) | As of June 30, 2005 (B) | As of December 31, 2004 (C) |
|---|---|---|---|---|---|
| Mizuho Bank + Revitalization Subsidiary | 32,949.4 | 791.5 | (1,263.4) | 32,157.9 | 34,212.9 |
| Mizuho Corporate Bank + Revitalization Subsidiaries | 27,025.2 | 2,498.1 | 2,273.7 | 24,527.1 | 24,751.4 |
| Mizuho Trust & Banking + Revitalization Subsidiary | 3,456.8 | 153.3 | 164.9 | 3,303.4 | 3,291.8 |
| Total | 63,431.6 | 3,443.1 | 1,175.3 | 59,988.5 | 62,256.3 |

# 7. Capital Adequacy Ratio

CONSOLIDATED

(%, Billions of yen)

| | | | As of December 31, 2005 | (Reference) As of September 30, 2005 |
|---|---|---|---|---|
| Mizuho Financial Group | BIS standard | Capital Adequacy Ratio | 11.74% | 10.73% |
| | | Tier I Ratio | 5.97% | 5.44% |
| | | Tier I | 4,390.3 | 3,862.4 |
| | | Tier II (included in Capital) | 4,361.4 | 3,862.4 |
| | | Deductions from Capital | 121.5 | 115.1 |
| | | Capital | 8,630.2 | 7,609.8 |
| | | Risk-adjusted Assets | 73,484.5 | 70,874.8 |

| | | | As of December 31, 2005 | (Reference) As of September 30, 2005 |
|---|---|---|---|---|
| Mizuho Bank | Domestic standard | Capital Adequacy Ratio | 10.77% | 10.58% |
| | | Tier I Ratio | 6.23% | 5.94% |
| | (Reference) BIS standard | Capital Adequacy Ratio | 11.37% | 10.99% |
| | | Tier I Ratio | 6.21% | 5.93% |
| Mizuho Corporate Bank | BIS standard | Capital Adequacy Ratio | 13.10% | 12.91% |
| | | Tier I Ratio | 7.20% | 7.20% |
| Mizuho Trust & Banking | BIS standard | Capital Adequacy Ratio | 15.23% | 13.83% |
| | | Tier I Ratio | 7.85% | 7.67% |

# Exhibit A-2

RECEIVED
2006 FEB -8 P 1:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

January 20, 2006

**To whom it may concern**

Mizuho Financial Group, Inc.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.

## Improvement Measures to Prevent the Placement of Erroneous Orders
## (Submission of "Report based on the Business Improvement Order")

With regard to the erroneous order that Mizuho Securities Co., Ltd. ("Mizuho Securities") placed on December 8, 2005 regarding the brokerage of an agency order for the shares of J-COM Co., Ltd., we deeply regret that we have brought confusion to the market and great inconvenience to various related parties.

Due to this erroneous order, Mizuho Securities has received a Business Improvement Order (dated December 22, 2005) from the Financial Services Agency of Japan ("FSA"). Looking ahead to proactively reforming its business operation system, Mizuho Securities has assessed improvement measures including preventive measures against the recurrence of the placement of erroneous orders. As a result, Mizuho Securities has devised drastic improvement measures, incorporating the findings by the Special Committee established last December which consists mainly of external advisers. Such measures include the improvement of IT systems and the reconsideration of rules for system operations to prevent the recurrence of the placement of erroneous orders. Today, Mizuho Securities has submitted its "Report based on the Business Improvement Order" ("the Report"), including such improvement measures, to the FSA.

Mizuho Securities has acknowledged this administrative order with great seriousness, and consequently, commits to surely implement the improvement measures and to prevent the future recurrence of similar errors to the best of its ability.

At the same time, Mizuho Financial Group, Inc. commits to further strengthen management and control of the entire group and strive to enhance corporate governance, while supervising the steady implementation of the improvement measures by Mizuho Securities.

The main points of the improvement measures devised by Mizuho Securities (submitted today as the Report) are as follows:

## 1. Implementation of immediate measures regarding the placement of orders for IPO shares

◆ The following immediate measures have been implemented and will be in effect until drastic improvement measures regarding the ordering systems for equity-related products are implemented and preparedness in terms of crisis management is established.

(1) Segregation of the sales function and the execution of orders (system entry) by designating system operators for the Financial Institution Sales Department, etc. to execute orders and prohibiting the entry of orders into the ordering systems by sales staff

(2) Tightening of double-check rules regarding the placement of orders for IPO shares (e.g., double-checking of order entries by someone other than the initial operator) and thorough reiteration of such rules through educational training

(3) Real-time monitoring of the placement of abnormal orders for IPO shares before initial pricing and the placement of large-lot orders

(4) Adoption of rules regarding the authorization of deactivating warning alarms (when such alarms are triggered) upon confirmation of the warning details by someone other than the initial operator

## 2. Necessary plans to improve the design and operation of ordering systems for equity-related products

◆ By the end of March 2006, the following improvements, mainly focusing on the configurations of the ordering systems regarding equity-related products, will be conducted. Through such actions, the effectiveness of the checking function upon the placement of orders will be enhanced and safeguard systems to prevent the placement of erroneous orders due to manual input errors will be improved. Furthermore, the plans for such actions will be revised, if necessary, in consideration of market trends and future environmental changes.

(1) Changes in the upper limit on the acceptable total order price and the acceptable quantity of shares

(2) Setting of upper limit on the acceptable quantity of shares with reference to the total number of outstanding shares

(3) Tightening of checking functions regarding orders for IPO shares before initial pricing

(4) Revising of procedures to limit the deactivation of high-level warning alarms to qualified officers

(5) Improvement in alarm indication such as enlarging alarm windows and setting the alarm sound

◆ By the end of January 2006, the overall operational environment of systems will be improved to prevent manual input errors by the enhancement of training in operating systems and reforms to operational flows/organization.

(1) Enhancement of training
- Establishment of "Equity Business Training Office" and conducting of training programs according to the skills of staffs
- Establishment of "Operation Training Office" within the Personnel Department and introduction of system operation training courses

(2) Early detection of abnormal orders
- Establishment of "Transaction Monitoring Office" and monitoring of the placement of orders for equity–related products

(3) Reforms to organizational structure to clarify role-sharing regarding transaction execution
- Establishment of "Transaction Execution Office" and enhancing management of transaction

## 3. Improvement measures regarding responses to emergency situations such as the placement of a large-scale erroneous order

◆ The following improvement measures and responsive measures will be assessed and implemented, and preparedness in terms of crisis management will be established. Such measures are aimed to minimize impacts on clients and the market arising in emergency situations such as the placement of large-scale erroneous orders and to resolve such emergency situations at an early stage.

(1) Preparation of emergency contact lists and establishment of direct exclusive phone lines with exchanges

(2) Establishment of a new response manual for large-scale erroneous orders and clarification of line of instruction/contact regarding emergency responses

(3) Review of decision-making processes to adequately conduct timely disclosure in case of emergency

(4) Preparation of plans for emergency response drills and regular conducting of such drills

## 4. Enhancement of internal management controls and business management

◆ The management will proactively conduct the following measures company-wide to enhance internal management controls and business management.

(1) Establishment of Equity Committee for the purpose of further intensifying management's involvement in equity-related businesses (Chairman of Committee: President)

(2) Establishment of Compliance Committee (including external advisers) to deliberate compliance issues (e.g., confirmation of facts, investigation of causes, and assessment of preventive measures against the recurrence of similar incidents when transaction incidents occur; enhancement of the compliance system)

(3) Enhancement of company-wide operational risk management

(4) Enhancement of internal auditing structure through the enhancement of auditing on the placement of orders, increasing of internal auditing staff, and strengthening of IT systems audits

## 5. Identification of responsibility

◆ Considering the responsibility related to the placement of the erroneous order on December 8, 2005 regarding the brokerage of an agency order in the shares of J-COM Co., Ltd. with great seriousness, disciplinary actions have been taken as shown in the appendix.

Appendix

## Disciplinary actions in relation to the placement of erroneous order in the shares of J-COM Co., Ltd.

1. Reduction of senior executive officers' remunerations

- Mizuho Financial Group, Inc.

| | |
|---|---|
| President & CEO, Terunobu Maeda | 30% reduction for 1 month |
| 1 Managing Director | 10% reduction for 1 month |

- Mizuho Corporate Bank, Ltd.

| | |
|---|---|
| President & CEO, Hiroshi Saito | 30% reduction for 1 month |

- Mizuho Securities Co., Ltd.

| | |
|---|---|
| President, Makoto Fukuda | 50% reduction for 3 months |
| 3 Deputy Presidents | 25 – 30% reduction for 3 months |
| 2 Managing Directors | 10% reduction for 3 months |

2. Actions towards employees

- Mizuho Securities Co., Ltd.

| | |
|---|---|
| 11 Employees | Reprimand, Warning, Stern Admonitions |

# Exhibit A-3

December 22, 2005
Mizuho Financial Group, Inc.

**Business Improvement Order on Mizuho Securities Co., Ltd.**

Today, Mizuho Securities Co., Ltd. has received a Business Improvement Order from the Financial Services Agency pursuant to Paragraph 1 of Article 56 under the Securities and Exchange Law due to erroneous order it has placed regarding the brokerage of an agency order in the shares of J-COM Co., Ltd.

We acknowledge this administrative order with great seriousness, and would like to express our deepest regret that we have caused a lot of inconvenience to all parties involved.

We are determined to further reinforce the management control on our group, improve our corporate governance and prevent the future recurrence of similar errors to the best of our intention.

# Exhibit A-4

MIZUHO Mizuho Financial Group
Channel to Discovery

December 21,2005
Mizuho Financial Group, Inc.

**Dissolution of Subsidiary**

Mizuho Financial Group, Inc. hereby announces that its wholly owned subsidiary, Mizuho Corporate Bank, Ltd., has decided to dissolve its subsidiary, Innovest Corporation, as follows.

1.Outline of the subsidiary to be dissolved and the scheduled date of dissolution.

| | |
|---|---|
| Company Name | Innovest Corporation |
| Location | 530 Fifth Ave, New York, NY 10036 |
| Representative | Yukio Yasuda (Chairman) |
| Business | Holding Company |
| Date of Establishment | June 1997 |
| Paid-in Capital | USD 100,000- |
| Number of Stocks Outstanding | 1,000 Shares |
| Total Assets | USD 477.9 thousand (As of the end of December 2004) |
| Number of Employees | Nil (As of the end of Dec. 2004) |
| Shareholder | Mizuho Corporate Bank, Ltd. (100% shareholder) |
| Recent Financial Performance | Ordinary Losses: USD 1.6 thousand<br>Net Loss: USD 5.5 thousand<br>(Fiscal Year Ended in December 2004) |
| Date of Dissolution | September 2006 (Planned) |

2.Reason for Dissolution
The company is to be dissolved at this time as it has served its original purpose.

3.Effect on Profits/Losses
This decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated or non-consolidated) of Mizuho Financial Group, Inc.

Close Window



Copyright (c) 2005 Mizuho Financial Group, Inc.

# Exhibit A-5

MIZUHO Mizuho Financial Group
Channel to Discovery

December 19, 2005

Mizuho Financial Group, Inc.

**Donations for Pakistan Earthquake Disaster Relief**

In response to the devastation of the earthquake that struck northern Pakistan and India on October 8, 2005, Mizuho Financial Group's domestic offices took part in a donation drive.

Along with the donations collected through the activity, a contribution from the Mizuho Charity Fund (funded by employee contribution), and an additional donation by Mizuho Financial Group, Inc. were also made making Mizuho's total donation amount to ¥10,270,895 (US$ 84,988.78). Donations were presented to the Japanese Red Cross Society in Japan.

Close Window

Mizuho Financial Group Top

Copyright (c) 2005 Mizuho Financial Group, Inc.

# Exhibit A-6



December 8, 2005

To whom it may concern

Mizuho Financial Group, Inc.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.

Share trade of J-COM Co., Ltd.

Mizuho Securities Co., Ltd. reiterate its deepest apology to all concerned for the inconvenience in related to the input mistake by placing order on shares of J-COM Co., Ltd.(code number: 2462) this morning, although it has made all its effort for the problem.

We deeply regret having caused the issue and keep on investigating the source of the problem. We are working hard to prevent the fail on the settlement, in cooperation with Tokyo Stock Exchange.

The Mizuho Financial Group would support Mizuho Securities Co., Ltd. as before, and undertake any assistance to the company. We also believe that there must be no problem conducting its business as before.

# Exhibit A-7

MIZUHO

Channel to Discovery

# Strategic Business Areas of Mizuho Corporate Bank

## ~ Leveraged Finance ~

January 2006

Mizuho Financial Group

# Contents

1. What is Leveraged Finance? P2
   (A Brief Introduction of the Concept of Leveraged Finance)

2. Current Market Conditions P5
   - Leveraged Finance in the U.S. and Europe
   - Leveraged Finance in Japan
   - Buyout Market in Japan

3. Strengths of Mizuho Financial Group P18
   - Pioneer of the Domestic Market
   - Global Marketing
   - One-stop Shopping and Multi-faceted Approach

4. Toward Further Business Development P27
   - Leveraged Finance Related-Revenue
   - Additional Business Opportunities
   - Strategic Importance of Leveraged Finance at Mizuho Corporate Bank

# 1. What is Leveraged Finance ?

## (A Brief Introduction of the Concept of Leveraged Finance)

# What is Leveraged Finance ?

- Acquisition finance whose main repayment source is the cash flow generated by the acquired company
  (Non-recourse to the acquiring company)

  - A typical example is LBO finance, which is often used by private equity (PE) funds when they acquire a company

- Main characteristics of leveraged finance
  → Relatively high debt/equity ratio

**[Illustration of Leveraged Finance]**



Acquisition Finance
Leveraged Finance
LBO Finance

# What is Leveraged Finance ?

- Leveraged finance provides the following benefits to both the acquiring company/fund and the finance-providing bank

| On the acquiring company/fund side | On the finance-providing bank side |
| --- | --- |
| ➢ Able to acquire a large company with small amount of equity<br>➢ Mitigates the damage from unsuccessful acquisitions (non-recourse finance) | ➢ Able to acquire higher returns (fees and spreads)<br>➢ Mitigates risks by obtaining securities and setting various covenants |

# 2. Current Market Conditions

# Leveraged Finance in the U.S. and Europe

## 1. Market Size

- **The U.S.:**
  **Approximately JPY50Tn**
  **→ approximately 36% of the syndicated loan market**

- **Europe:**
  **Approximately JPY10Tn**
  **→ approximately 11% of the syndicated loan market**

**Market Size in the U. S.**


(in trillion yen)
60
40
20
0
1999
2000
2001
2002
2003
2004
(CY)

(Source) Gold Sheets
(Note) Exchange Rate: 1US$@JPY104.20

**Market Size in Europe**


(in trillion yen)
10
8
6
4
2
0
2002
2003
2004
(CY)

(Source) Barclays Capital (Dealogic Loanware)
(Note) Exchange Rate: 1EUR@US$1.36 and 1US$@JPY104.20

# Leveraged Finance in the U.S. and Europe

## 2. Profitability

- **Leveraged finance is a highly profitable product that provides banks with high loan spreads and high fees (arrangement fee, financial advisory fee, agent fee, etc.)**
  - **Fees paid by PE funds in one year (on a global basis) = approximately US$9Bn**
    **➔ Half of which is estimated as finance-related fees**
  - **Average loan spread: LIBOR + 200~400 bps**

**Fees Paid by PE Funds (2004)**

*(Fees associated with investment banking services, such as M&A advisory and leveraged finance arrangement etc., that were paid by PE funds)*

| PE fund | Fees paid (in million US$) |
|---|---|
| KKR | 495 |
| The Blackstone Group | 419 |
| The Carlyle Group | 389 |
| Apollo Management | 306 |
| GS Capital Partners | 288 |
| **Total amount of fees paid by PE funds** | **Approximately US$9Bn** |

(Source) Mizuho Research Institute (Dealogic, Private Equity Online)

**Leveraged Finance Average Loan Spread in the U.S. and Europe**



L + 450
L + 400
L + 350
L + 300
L + 250
L* + 200
U.S.
Europe
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05


(Source) Standard & Poors "Weighted Average Institutional Spread of Leveraged Loans"
* "L" stands for LIBOR

# Leveraged Finance in Japan

## 1. Market Size

- **In Japan, the current market size is estimated at approximately JPY500Bn, which accounts for only 3% of the syndicated loan market**



**With recent developments in the business environment, the expectation of its expansion is high**

**Domestic Syndicated Loan/Leveraged Finance Markets in Japan**


(in trillion yen)
Syndicated loans
Leveraged finance
16
14
12
10
4
0
1997
1998
1999
2000
2001
2002
2003
2004
(CY)

(Source) Syndicated Loan:Thomson Financial Database
Leveraged Finance:Mizuho Corporate Bank

# Leveraged Finance in Japan

## 2. Expansion of the Market

- Key to the expansion of the leveraged finance market

  → Increase in the number of buyout deals by PE funds


Acquisition Finance
Leveraged Finance
LBO Finance

# Buyout Market in Japan

## 1. Current Status

- The buyout market has been steadily growing since the first buyout deal in 1998
- With large deals emerging in recent years, the average deal size is also getting larger

**Number of Buyout Deals and Amount of Investment**



(in billion yen)
(number of deals)
2,000
1,500
1,000
500
0
50
45
40
35
30
25
20
15
10
5
0
Investment amount
Number of deals
1998
1999
2000
2001
2002
2003
2004
(CY)


(Source) JAFCO

**Average Deal Size**



(in billion yen)
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
(CY)


(Source) JAFCO

# Buyout Market in Japan

## 2. Necessary Conditions for the Expansion of the Buyout Market

(1) Expansion of the M&A market

(2) Increase in the influx of capital into the PE funds

(3) Expansion of the syndicated loan market



All three conditions have been already sufficiently met in Japan

# Buyout Market in Japan

## 2. (1) Expansion of the M&A Market

- **The number of M&A deals in Japan has been increasing since 2000**
  - The factors behind this increase are excess cash flow accumulated in the corporate sector, an increased importance based on coping with excess capital and enhancing corporate value, etc.
- **The market is expected to expand further due to the impact of a new Corporate Law and an increase in takeover attempts**


Number of Domestic M&A Deals
(number of deals)
3,000
2,500
2,000
1,500
1,000
500
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
(CY)
(Source) MARR (RECOF)

# Buyout Market in Japan

## 2. (2) Increase in the influx of capital into the PE funds

- From 1997 to Oct. 2005, 108 PE funds have been set up, and the aggregated amount of commitments has exceeded JPY1.8Tn
- With foreign funds entering the Japanese market, the number of new market participants is also on the rise
- The potential purchasing capacity is estimated to exceed JPY3Tn



New Buyout Funds and Capital Amount in Japan
(in billion yen)
(Number of funds)
600
500
400
300
200
100
0
30
25
20
15
10
5
0
Capital amount of funds
Number of funds
1997
1998
1999
2000
2001
2002
2003
2004
(CY)


(Source) Keiichi Sugiura, "Recent Developments in the Japanese Buyout Market: At the advent of the Age of Full-scale Buyout," 2005, M&A Review, vol. 19, No. 6, Polyglot International p. 27

# Buyout Market in Japan

## 2. (3) Expansion of the syndicated loan market

- **The domestic syndicated loan market is dramatically expanding**
  (Syndicated loan participants who are interested in acquisition finance are also increasing)
- **Mizuho is the market leader in the domestic syndicated loan market, with approximately 40% market share**



# Buyout Market in Japan

## 3. Triggers for the Further Expansion of the Buyout Market

- The Japanese buyout market is expanding steadily, however, its size is still much smaller than the U.S. and European markets
- General perception held by top management in Japanese companies which hinders the expansion of the buyout market :
  - Aversion to funds
  - Preference to the status of public listing

Ratio of Buyout Investment to Nominal GDP by Country (2004)


0.6%
0.4%
0.2%
0.0%
U.K.
U.S.
Australia
Korea
Japan

(Source) Pricewaterhouse Coopers data and SNA-based statistics of relevant countries

Proportion of Buyouts in M&A deals in Japan, the U.S. and Europe (2004)


20%
15%
10%
5%
0%
Europe
U.S.
Japan

(Source) Dealogic data, etc. (calculated by Mizuho Corporate Bank)

**In 2005, two epoch-making deals emerged, which will change the above perceptions**

# Buyout Market in Japan

## <Case 1> Hostile Takeover Bid by Livedoor of Nippon Broadcasting System

- Generated hot debate over hostile takeover attempts
  - → "Maximization of corporate value" has become a key word
- Negative perception towards PE funds has weakened
  - → The mind-set of top management has been shifting

**"What do you think of the utilization of buyout funds?"**

[Question asked in a questionnaire sent out to 100 CEOs]
(Nihon Keizai Shimbun, October 13, 2005 issue)

- ✓ Will consider depending upon terms and prospective partners : 38.9%
- ✓ Actually utilizing them : 4.6%
- ✓ Willing to consider : 0.8%

Total 44.3%

# Buyout Market in Japan

## <Case 2> "Going Private" Deal by World Co.

- **The decision to go private, which was taken by its management, triggered a debate over the meaning of staying listed**
- **In 2005, companies such as Gakken Credit Corp., Pokka Corp. and KINREI Corp. followed the same path as World Co.**

<"Going private" deals in 2005>

| Announcement Date | Company | Fund |
|---|---|---|
| July 2005 | World Co. | (Note) |
| July 2005 | Gakken Credit Corp. | NIF Ventures |
| August 2005 | Pokka Corp. | Advantage Partners |
| September 2005 | KINREI Corp. | CAS Capital |

(Note) Chuo Mitsui Capital Co., Ltd. invested in preferred stock

(Source) MARR (RECOF)



**With the emergence of these deals,**
**the buyout market is set for further expansion**

# 3. Strengths of Mizuho Financial Group

# Strengths of Mizuho Financial Group

## Strengths of Mizuho Financial Group in Leveraged Finance Business

MIZUHO

1. Pioneer of the domestic market
2. Global marketing
3. One-stop shopping and multi-faceted approach

# Pioneer of the Domestic Market

- **With experience in the U.S. and Europe since the 1980s, we have been focusing on the Japanese leveraged finance market since its inception**
- **Ever since we arranged the first leveraged finance deal in Japan in 1998, our leveraged finance team, which has the largest number of professionals and the highest level of expertise and skill, has led the expansion of the market**

**Number of Domestic Leveraged Finance Deals Arranged by Mizuho Financial Group**

| | |
|---|---|
| FY 1998 | 1 |
| FY 1999 | 4 |
| FY 2000 | 6 |
| FY 2001 | 9 |
| FY 2002 | 5 |
| FY 2003 | 11 |
| FY 2004 | 9 |

**Recent major deals arranged by Mizuho Corporate Bank**

**<<FY 2005>>**

✧ **Recruit Cosmos**
As advisor for improvement of financial position, we supported the MBO of Recruit Cosmos from Recruit Group (Unison Capital provided equity)

✧ **BELLSYSTEM 24**
As MLA (Mandated Lead Arranger), we arranged leveraged finance for the buyout deal by Nikko Principal Investments in 2004

**<<FY 2004>>**

✧ **DDI POCKET (currently WILCOM)**
In the acquisition of the company by The Carlyle Group, we arranged-as MLA- the largest LBO finance in FY2004 (received IFR Award 2004)

✧ **Shaklee Japan (currently Shaklee Global Group)**
In the acquisition of the company by Ripplewood (currently RHJ International), we arranged-as lead arranger- cross-border LBO finance

# Global Marketing

- Promoting leveraged finance business by specialized teams in Europe, U.S. and Asia
- Establishing strong relationship with global PE funds through close cooperation among regional offices



Global Approach to the Leveraged Finance Business
Tokyo
Investment Finance Division,
A.L.C. Solutions Division (Mizuho Bank)
— 50 professionals
Europe (London)
European Corporate Finance Division III
— 68 professionals
Strong group collaboration
U.S. (New York)
Americas Financial Products Division,
Americas Credit Investment Division
— 21 professionals
Asia (Hong Kong)
Asian Corporate Banking Division
— 5 professionals

# Global Marketing

- **Europe**
  - Has engaged in leveraged finance business since the late 1980s
  - Ranks sixth in the leveraged finance arrangement league table (cumulative total for 2000-2004)
- **U.S.**
  - Has engaged in leveraged finance business since the mid-1980s
  - Has arranged and managed 4 CLO (Collateralized Loan Obligation) transactions
- **Asia**
  - Formed a leveraged finance team in Hong Kong in the second half of FY 2004
  - Arranged the first leveraged finance deal by a Japanese bank as lead arranger in the Asia-Pacific region

**Leveraged Finance Arrangement in Europe (Cumulative Total for 2000-2004)**

| Rank | Financial institution | Country | Amount (in million US$) | No. of deals arranged |
|---|---|---|---|---|
| 1 | Royal Bank of Scotland | U.K | 173,506 | 287 |
| 2 | Bank of Scotland | U.K | 129,984 | 213 |
| 3 | HVB Group | Germany | 102,473 | 137 |
| 4 | Barclays | U.K. | 97,338 | 146 |
| 5 | Calyon | France | 86,687 | 152 |
| 6 | Mizuho Financial Group | Japan | 66,547 | 87 |
| 7 | SG Corporate & Investment Banking | France | 65,661 | 126 |
| 8 | Lloyds TSB Capital Markets | U.K. | 65,397 | 100 |
| 9 | BNP Paribas | France | 61,846 | 115 |
| 10 | ING | Netherlands | 60,353 | 107 |

(Source) Dealogic

# One-stop Shopping and Multi-faceted Approach

- Can provide solutions from senior debt to equity and advisory services (one-stop shopping) by utilizing various functions of Mizuho Financial Group (multi-faceted approach)



Leveraged finance structuring
Mizuho Corporate Bank
Leveraged finance structuring
M&A/MBO Advisory Services
Customer
Corporations
(Needs for acquisition for strengthening its core business)
PE funds
(Needs for acquisition of company and business, etc.)
Advisory functions within Mizuho
Mizuho Securities
Mizuho Corporate Advisory
A.L.C. Solutions Division (Mizuho Bank)
Mizuho Management Advisory
Equity Provider
(PE funds within Mizuho)
Mizuho Capital Partners
Polaris Principals Finance
Japan Industrial Partners
MBO/LBO involved in sale of non-core businesses and/or business takeovers
M&A/MBO Advisory Services
Mizuho Bank
Leveraged finance structuring
Leveraged finance structuring

# One-stop Shopping and Multi-faceted Approach : (1) M&A/MBO Advisory

- **Advisory functions within Mizuho are fully utilized for arranging M&A/MBO deals:**

**[M&A advisory service] Mizuho Securities, A.L.C. Solutions Division (Mizuho Bank)**

**[MBO advisory service] Mizuho Corporate Advisory, Mizuho Management Advisory**

**M&A Advisory Ranking (2001-2004)**

(Covering deals closed, with only Japanese firms as target, without distinction of the nationality of the acquiring company)

| | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| 1st | Mizuho Group (73 deals) | Nomura (102 deals) | Nomura (112 deals) | Mizuho Group (108 deals) |
| 2nd | Nomura (56 deals) | Mizuho Group (81 deals) | Mizuho Group (103 deals) | Nomrua (104 deals) |
| 3rd | Daiwa Securities SMBC (29 deals) | Daiwa Securities SMBC (75 deals) | Daiwa Securities SMBC (57 deals) | Daiwa Securities SMBC (80 deals) |

(Source) Thomson Financial

# One-stop Shopping and Multi-faceted Approach : (2) Equity Provision

## PE funds within the group:

- Mizuho Capital Partners (MHCP)
- Japan Industrial Partners (JIP)
- Polaris Principals Finance

## Mizuho Capital Partners (Mizuho Corporate Bank 50%, Mizuho Capital 50%)

- Managing the largest MBO fund among Japanese banks
  → leads the market as top-tier equity fund
- Succeeded in first IPO in Japan from MBO companies portfolio (Japan Pure Chemical)
  Also, realized IPO of Ebara-Udylite, in December 2005 (Second Section of the Tokyo Stock Exchange)

- March 2000 — Raised an MBO fund (FBF 2000) with an aggregate amount of JPY15Bn (investments in place: 10 companies) <Gross IRR: 42.8%>
- October 2003 — Raised a second MBO fund (MHCP II) with an aggregate amount of JPY35Bn (investments in place: 5 companies)
- December 2005 — Raised a mezzanine fund which targets investment in preferred stocks, subordinated bonds, etc. (target aggregate amount of JPY25Bn)

# One-stop Shopping and Multi-faceted Approach : (3) Leveraged Finance Structuring

## Investment Finance Division (Mizuho Corporate Bank)

- Number of personnel: 35
- Customer segment: Large corporations
- In cooperation with relationship managers, provides financial solutions to customers' business reconstruction such as M&A and sales of non-core businesses (MBO), etc.

## A.L.C. Solutions Division (Mizuho Bank)

- Number of personnel: 15 (team members in charge of leveraged finance)
- Customer segment: Medium to small-sized corporations
- In cooperation with relationship managers, provides financial solutions to customers' needs for M&A, business takeover (MBO), and business restructuring, etc.

**Structuring and arranging sophisticated leveraged finance deals by taking advantage of strong relationship with influential PE funds**

# 4. Toward Further Business Development

# Leveraged Finance-Related Revenue

- **Revenue from leveraged finance-related businesses has been growing steadily on a global basis :**
  - **A high ratio of non-interest income (slightly lower than 70% <1st half of FY2005>)**
  - **A variety of revenue sources (various fees, CLO-related revenue, returns from fund investment, etc.)**

**Leveraged Finance-Related Revenue (interest + non-interest income)***



(in billion yen)
* Including CLO- and fund-related revenue
(Managerial accounting basis)
30
20
10
0
-100
Europe
U.S.
Asia
Japan
FY2003(1H)
FY2003(2H)
FY2004(1H)
FY2004(2H)
FY2005(1H)


(Note) Exchange Rate of Revenue Amount in the U.S., Europe and Asia: 1US$@JPY113.16

# Additional Business Opportunities

■ Outline of leveraged finance-related business by Mizuho Corporate Bank



Private Equity (PE) Funds
(1) Fund Investment
Mizuho Corporate Bank, Ltd.
Syndicated loan arrangement
Financial Institutions
CLO, CDO, etc.
Acquisition/ equity investment
Leveraged finance structuring
Target Companies
(3) Deal after Deal (DD) Marketing
(2) Asset Management
Mountain CLO I ~ IV
Total amount: US$1.6Bn
Harvest CLO I, II
Total amount: EUR1.1Bn

# Additional Business Opportunities (1) Fund Investment

- Investments in PE funds in the U.S., Europe and Asia (including Japan)
  → Return on investment such as capital gains has been increasing

**Outstanding Investments made by Mizuho Corporate Bank in Foreign and Domestic PE Funds**



(in billion yen)
(Managerial accounting basis)
55
50
45
40
Sep. 2003
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005


(Note) Exchange Rate of Outstanding Investments in the U.S., Europe and Asia: 1US$@JPY113.16

# Additional Business Opportunities (2) Asset Management

- **Asset management business in the U.S. and Europe**
  - **Promote structuring and managing CLO (Collateralized Loan Obligation) consisting of leveraged loans**
- **Considering the possibility of structuring and managing CFO (Collateralized Fund Obligation) in Europe**

**<CLO structuring and management in the U.S.>**

| (Time of Issue)<br>(Amount) | Mountain Capital CLO I | Mountain Capital CLO II | Mountain Capital CLO III | Mountain Capital CLO IV |
|---|---|---|---|---|
| (Time of Issue) | March 1999 | September 2000 | May 2004 | December 2005 |
| (Amount) | US$500M | US$500M | US$325M | US$307M |

**<CLO structuring and management in Europe>**

| (Time of Issue)<br>(Amount) | Harvest CLO I | Harvest CLO II |
|---|---|---|
| (Time of Issue) | April 2003 | April 2004 |
| (Amount) | EUR514M | EUR552M |

# Additional Business Opportunities (3) DD Marketing Business Model

- **Deal after Deal (DD) business model starting with structuring of leveraged finance**



Buyout Execution Process
Process in Maximizing Corporate Value
Exit Process
A Fund
Buyout
Investment
A Target Company
Business Planning
CAPEX/ Restructuring
M&A
Capital Raising Policy/ Strategic Alliance
IPO / M&A
A Target Company
Maximizing Corporate Value
[DD Marketing Opportunity for Mizuho Group]
Buyout Advisory
Corporate Finance
Leveraged Finance Structuring/ Syndicated Loan Arrangement
Interest Rate Risk Hedge/ Underwriting of Bond and Subordinated Bond
M&A Advisory/Management Consulting/Pension Management Consulting/ Achievement of the status of IPO Lead Manager
Pension Plan Trustee/ Concentrated Payment Transaction/ Securitization of Real Estate/ Securitization of Account Receivable and Account Payable/ Lease
Refinance/ Syndicated Loan Arrangement/ Bond Underwriting

# Strategic Importance of Leveraged Finance at Mizuho Corporate Bank

## Core Strategy of Mizuho Corporate Bank

**"Focus on Investment Banking Business based on Strong Commercial Banking Capabilities"**

- We will provide the best financial solutions for our corporate customers' "Value Creation" through Mizuho Financial Group's extensive global network

➔ "Global Corporate Banking Group"


Global marketing
and cooperation


Leveraged finance
followed by
"Deal after Deal"
business model


M&A/MBO
advisory services by
group companies

**Business Development with Leveraged Finance at the axis**

**~ Core business following Loan Syndication ~**

Mizuho's statements contained in this material of the current expectations are forward-looking statements subject to significant risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, further declines in the value of equity securities or real estate, further deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.

# Exhibit A-8

MIZUHO

Channel to Discovery

## Goldman Sachs Japan Conference

# Business Strategies for Retail Banking

January 2006

Mizuho Financial Group

RECEIVED



Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Shinko Securities*
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
DKA
FIMCO
DIAM*
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute


* An affiliate under equity method

# Agenda


I. Management Environment & Medium/Long-Term Outlook P.3

- Management Environment Changes & Strategies P.4
- Medium-Term Plan in Retail Banking P.5
- Framework for Expansion of Retail Banking Business P.6
- Medium and Long-Term Image of Customer & Profit Structures P.7

II. Overview of Performance in 1H FY2005 & Concrete Measures P.8

- Overview of Retail Banking Performance in 1H FY2005 P.9
- Overview and Concrete Measures for Targeted Strategic Areas P.10
  1. Enhance Profitability of "Mass-Retail Transactions" P.11-15
  2. Strengthen Loan Business for Individuals P.16-22
  3. Promote Business with Enhanced Consulting Functions P.23-28
  4. Reassemble & Rationalize Channel Network P.29-31

III. FY2005 Profit Plan for Retail Banking P.32-33

# I. Management Environment & Medium/Long-Term Outlook

# Management Environment Changes & Strategies

## Customer Analysis

### Profit Structure by Customer Segment


Segment Structure
Profit Structure
"Targeted Customers**"
AUM* over JPY50 million
AUM over JPY10 million
"Mass-Retail Customers"
AUM over JPY5 million
(Potential "Targeted Customers")
Housing Loan Customers
Other Mass-Retail Customers
100%
80%
60%
40%
20%
0%
Number of Customers (FY2004)
Gross Profits (FY2004)

Challenges: (1) Strengthen business with Targeted Customers
(2) Shift Mass-Retail Customers to Targeted Customers
(3) Enhance profitability of Mass-Retail Customers

*Assets under management **Customers who have over JPY 10 million AUM in Mizuho Bank

## Environment


Regulatory and Environmental Changes
· Deregulation of Bank Agent System
· Privatization of Japan Post
Potential changes in the competition framework
Need for reform and rationalization of distribution channels
· Deregulation of Securities Brokerage Business at Banks
· Deregulation of Insurance Sales at Banks
Enhancement of product lineup
Further diversification and sophistication of customer needs
Development of One-Stop Services
Expected Interest Rate & Stock Price Rises
Expand profit-earning opportunities when short-term interest rates rise

**In addition to strengthening short-term profits, establish a sustainable high-profit structure**

**Four Targeted Strategic Areas**

- **Enhance Profitability of "Mass-Retail Transactions"**
- **Strengthen Loan Business for Individuals**
- **Promote Business with Enhanced Consulting Functions**
- **Reassemble & Rationalize Channel Network**

# Medium-Term Plan in Retail Banking


Gross Profits
Sales of Investment Products
MMC-Related
Other*
Loans to Individuals
Effect of interest rates rise
JPY Bn)
400
300
200
100
0
FY2004
FY2007 (Plan)

## The early achievement of the Medium-Term Plan

| | Strengthening of marketing | Improvement of products |
|---|---|---|
| MMC-Related | · Increase "Mizuho Mileage Club" (MMC) members | · Increase MMC card usage |
| Loans to Individuals | · Increase Housing Loan Centers and RMs**<br>· Increase "Captive Loans"<br>· Strengthen sales to employees of corporate customers | · Strengthen sales of "Flat 35"<br>· Release new card loan products |
| Sales of Investment Products | · Deploy 2,000 Financial Consultants<br>· Increase "Premium Salons"<br>· Increase "Planet Booths" | · Strengthen lineup of investment products<br>· Enhance "Mizuho Premium Club" (MPC) |

\+

**Differentiation through more sophisticated marketing**

**Strengthening of Alliances**

Strengthen marketing with Orient Corporation (Orico), Credit Saison (Saison), MMC partners and other alliance companies

**Channel Network**

- Promote "Area Branch System"
- Significantly expand market coverage by opening new branches

**Establish medium/long-term high-profit structure**
**➡ Achieve sustainable competitive advantage**

*FY2004 includes the special factor of income from the securitization of housing loans (JPY 15.9bn) **Relationship Management Staffs

# Framework for Expansion of Retail Banking Business

- Promote growth of business with retail customers through MMC as a platform
- Maintain and develop business volume with Targeted Customers through Mizuho Premium Club*



Strengthen marketing through membership services* for Targeted Customers
Promote business through mileage function
Promote Cross-selling through customers' purchase records
Increase credit card usage through data-based marketing
Maintain and develop business volume with Targeted Customers
Membership to MPC*
Shift Non-Targeted Customers to Targeted Customers
Current Targeted Customers
Membership to MMC
Retirement
Accumulate points through
Investment products + Credit card usage, annuities, etc.
Membership to MMC
Current senior-aged group
Children's Education/ Purchasing House
Accumulate points through
Housing loan & unsecured loans + Credit card usage, account of paycheck, etc.
Membership to MMC
Current middle-aged group
Marriage & Childbirth
Accumulate points through unsecured loans, credit card usage, account of paycheck, etc.
Starting Job
Membership to MMC
Current young-aged group
Promote retail banking business by developing sales channels and infrastructure


*** Mizuho Premium Club (MPC)**

- Membership service exclusive to Targeted Customers (Released Mar. 2005)
- Promotion of business with Targeted Customers by providing financial consulting services and non-financial services

# Medium and Long-Term Image of Customer & Profit Structures

**Improve profit structure by "shifting Mass-Retail Customers to Targeted Customers" and "enhancing profitability of Mass-Retail Transactions"**

Customer Structure:Shift Mass-Retail Customers to Targeted Customers


Targeted Customers
Approx. 0.8 million
Shift to Targeted Customers through MMC
Mass-Retail Customers
(Approx. 25 million)
Expand sales of MMC to more than 1 million new customers each year
Expand Channel Network

Image of changes to profit structure


Profit
Shift Mass-Retail Customers to Targeted Customers
Enhance consulting business to Targeted Customers
Expand cross-selling of investment products to customers of allied companies
Sales of Investment Products
Loans to Individuals
Promote Credit Card Usage
Enhance credit card business
Expand MMC membership
MMC
Effect of interest rate rise
Time

# II. Overview of Performance in 1H FY2005 & Concrete Measures

# Overview of Retail Banking Performance in 1H FY2005

- Net Business Profits for Retail Ranking (1H FY2005): JPY 37.3Bn (+ approx. JPY 7.0Bn from 1H FY2004*)
- Some product areas showed slower results due to the delay in implementation of the promotion strategies

* Excluding JPY 15.9Bn of income from securitization of housing loans in 1H FY2004


MMC
Loans to Individuals
Sales of Investment Products
Strong performances
Mizuho Mileage Club
Credit card usage in shopping 1H FY2005: Approx. 22%
(in line with the plan)
Captive Loans
Loan balance: 59% increase
(compared to Mar. 2005)
"Flat 35"
Origination amount: 47% increase
(compared to 2H FY2004)
JGBs for Individual Investors
Sales: 45% increase
(compared to 2H FY2004)
Goals not yet achieved
Mizuho Mileage Club
More than 1 million members
(behind the plan)
Card Loans
Continuing trend of decline in balance
Housing Loans
Marginal increase in balance
Investment Trusts and Individual Annuities
Net increase in balance
(plenty of scope for further net increase)
Need to further accelerate business promotion system for workforce, infrastructure and products
Workforce
Infrastructure
Products
Mizuho Mileage Club
• Increase sales staff
Housing Loans
• Increase Housing Loan Center RMs
• Open new Housing Loan Centers
• Pursue synergies in Mizuho's corporate customer base
Card Loans
• Develop products in line with customer profiles
Consulting Framework
• Deploy 2,000 Financial Consultants
• Increase "Premium Salons"
Secure a competitive advantage through the early implementation of the promotion strategies

# Overview and Concrete Measures for Targeted Strategic Areas

1. Enhance Profitability of "Mass-Retail Transactions"
2. Strengthen Loan Business for Individuals
3. Promote Business with Enhanced Consulting Functions
4. Reassemble & Rationalize Channel Network

# 1. Enhance Profitability of "Mass-Retail Transactions"

# Strategic Product: Mizuho Mileage Club - Performance Overview

## Mizuho Mileage Club: Surpassing 1 million members with stable credit card usage However behind the original target



MMC Membership & Revenue
thousand of people
(JPY Mn)
(Original Plan)
Number of members (Actual)
Revenue
1,400
1,200
1,000
800
600
400
200
0
200
100
0
Sep. 2004
Mar. 2005
Sep. 2005
Number of new members per month (2005)
thousand of people
100
80
60
0
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Credit Card Usage
(JPY Mn)
(%)
Balance of revolving credit
Balance of loans
Credit card usage rate*
1,500
1,000
500
0
30
20
10
0
Dec. 2004
Mar. 2005
Jun. 2005
Sep. 2005


* Credit card usage rate = Number of credit card users in current month / Number of credit card holders at the end of previous month

### Current Status

- Low ratio of new account holders joining MMC (1H FY2005 ratio: approx. 30%)
- Delay in implementation of measures to acquire new members from Mizuho Bank's existing customers
- Unsatisfactory switchover to MMC by members of former membership program "Mizuho Value Program" (approx. 7 million members)
- Credit card usage rate* ➔ In line with the plan (Revolving credit and loan balances are increasing steadily)
- The revenue fallen behind the plan (1H FY2005: approx. 40% achievement of the original plan)

## Challenge: Expand MMC membership to achieve higher revenue

# Expansion and Strengthening of Mizuho Mileage Club (1)

## Increase MMC membership

### Approach to New Customers

- Strengthen MMC membership at time customers open new accounts
(New account holders: More than 1 million/ year)
- Promote MMC membership to employees of Mizuho's corporate customers
(Blue-chip corporate customers : approx. 3,000)

### Approach to Existing Customers (approx. 26 million accounts)

- Promote conversion of members of former membership program (Mizuho Value Program (MVP) to MMC: approx. 7 million members)
⇒ MVP to terminate in June 2006
- Launch in-branch promotions by specialist sales staff
➔ Simultaneously at about 100 branches each day
- Expand application channels (Internet applications)

## Improve profitability by promoting credit card usage

**MMC Card Revenue Breakdown (Sep. 2005)**

- Profitability of loans and revolving credit is high but frequencies of usage of those are low
⇨ Improve frequencies of usage in profitable loans and revolving credits


Revolving Credits
Other
Loans
Shopping

### Shopping

- Promote credit card usage through campaign ("Million customer campaign" etc.)

### Loans

- Increase recognition and promote usage (DMs to non-users)

### Revolving Credits

- Promote use of the function which excess amount of payment limit automatically shifts to revolving credits

# Expansion and Strengthening of Mizuho Mileage Club (2)

## Further improvement of product

### Business Alliances with Top Brands

**Credit Saison: Utilize Saison brand which is popular among young and female customers**

- Release card with new design
- Release American Express brand

**JR-East: Provide convenience through integration with Suica functions**

- Mizuho Suica Card (scheduled for March 2006)

More alliances with top brands
⇨ Further improvement of convenience for Mizuho customers

### Expansion of Corporate Partners

| Existing Partner Companies (14) | All Nippon Airways, Yamada Denki, Biccamera, Nippon Oil (ENEOS), Japan Energy, Tobu Department Store, Senshukai, Cecile, Yanase, Fujitsu, Nippon Express, The Yamato Group, Hibiya-Kadan Floral, Sanrio |
| --- | --- |

**Further expansion of partner companies in 2H FY2005**



Mizuho Mileage Club: Membership & Revenue*
(Revised Plan)
thousand of people
(JPY Bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
12
10
8
6
4
2
0
Number of members
Revenue *
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

*Mizuho Bank's revenue from credit card (including cross-selling effect)

# Promotion of Business Alliance with Credit Saison

## Develop most powerful credit card business framework and promote cross-selling

### Develop "Specialized + Allied" business model through business integration and aggregation


Mizuho Bank
Promote Alliance
Other Credit Card Companies
Outsourcing Aggregation
New UC Card*
Card Issuance
Member Store Management
Processing
Next-Generation Joint Mission-Critical System
Comprehensive Strategic Business Alliance (Dec. 2004)
Equity Participation
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuance
Member Store Management
Processing
Goals
The most powerful third-party processor
The largest issuer in Japan

* Realigned from the subsidiary of Mizuho Financial Group, Inc. to that of Mizuho Bank (Oct. 2005)

- Jan. 2006: Merger of Credit Saison and the UC card issuing company⇒ One of the largest issuing company in Japan (Number of members: 21.6 million)
- From Mar. 2006: Aggregation of Member Store Management Business
- From Oct. 2005: Outsourcing of Processing Business

### Cross-sell banking products to Credit Saison customers + Increase MMC members using Saison's marketing capability


Sales of Mizuho Bank products to Credit Saison customers
Credit Saison members (Approx. 17 million)
Mizuho Bank Individual deposit accounts (Approx. 26 million)
Promote increase of new MMC <Saison> members by utilizing Credit Saison's expertise

# 2. Strengthen Loan Business for Individuals

# Unsecured Loan Business - Performance Overview

## Captive Loans* in alliance with Orico exceeded the plan while other unsecured loans continued declining trend

*Installment loans for shopping guaranteed by Orico



Balance of Unsecured Loans
(JPY Bn)
800
700
600
500
400
300
200
100
0
Captive Loans
Other Unsecured Loans
10% larger than planned
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005


### Current Status

**Captive Loans in alliance with Orico**

Strong increase in balance exceeding the plan

Referrals of Mizuho's *corporate customers to Orico as* affiliated merchants
→New affiliated merchants: 3,500 (1H 2005)

- Expand affiliated merchant network through referrals from Mizuho's customer base

**Other Unsecured Loans**

Continued declining trend in Card Loan balance

| | Issues |
|---|---|
| New Customers | Limited and unsatisfactory product lineup for middle credit risk customers and female customers |
| Existing Customers | Delay in implementation of measures to stimulate *existing card loan customers' usage* |

**Profits**

Challenge: Increase Card Loans with higher margins

- Unsecured Loan Profits has been on declining trend (decrease of 6.3% from 1H FY2004)
- Decrease in profits from Card Loans has not been offset by increase in profits from Captive Loans
  ⇒Need to increase Card Loans with higher profit margins

## Challenges: Further increase Captive Loans and release new card loan products in line with customer profiles

# Strengthening of Unsecured Loan Business for Individuals (1)

**Strong growth in balance of Captive Loans**
**➡ Further increase loan balance through expansion of Orico's affiliated merchant network**

**Utilize Orico's Marketing Expertise and Guarantee Functions**



Captive Loans Guaranteed by Orico
Market Expansion
Customers
Expand Convenient Financing Sources
Affiliated Loan
Mizuho
Increase Profitability by Strengthening Loan Business for Individuals
Guarantee
Orico
Increase Profitability through Guarantee Business with no Funding


**Expand Market through Expansion of Affiliated Merchant Network**

- Strengthen Mizuho's captive loans at Orico's existing affiliated merchants
- Expand new affiliated merchants by utilizing Mizuho's corporate customer base



(companies)
6,000
5,000
4,000
3,000
2,000
1,000
0
No. of Affiliated Merchants (Cumulative)
Mar. 2005
Sep. 2005
Promote further increase
Increase affiliated merchants through referrals by Mizuho Bank and Mizuho Corporate Bank
Newly affiliated merchants : approx. 3,500 (1H 2005)
Orico Affiliated Merchants: approx. 600,000 retailers

# Strengthening of Unsecured Loan Business for Individuals (2)

## Sale of new card loan products in alliance with Orico

### Clarify Targeted Segments

- Respond to the Polarization of Card Loan Customers (low and middle credit risk customers)
- Acquire Middle Credit Risk Customers for which Mizuho and Orico need more market penetration


Mega Bank
Card Loans
Bank-affiliated
Loan Companies
Consumer Finance
Companies
A product targeting low credit risk customers
Provide competitive interest rates
A product targeting middle credit risk customers
Further improve convenience
➔ No certification of annual income required
Application Channel
Fax
Branch
Mail
Internet
Mobile

### Promote sales efficiently

- Achieve low cost promotions by utilizing customer base

### Implement a Preliminary Scoring System (STEP 1)


Preliminary scoring with information held by bank
Preliminary Approval
DM campaign

### Realize Quick and Easy Procedures using ATMs (STEP 2)


Promotion at ATM
Apply at ATM
Immediate contracts and same-day loan availability

Quick & Easy Application/ Contract/ Execution

- Full use of Bank's ATM channel, banking information and Orico's credit management function
- Low sales cost


Balance of Unsecured Loans for Individuals
(JPY Bn)
Other Unsecured Loans
Captive Loans
1000
500
0
Mar. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

# Housing Loans - Performance Overview

## "Flat 35*" performs strongly; Balance of housing loans hits bottom but lags behind other banks

*Securitization-type housing loans in alliance with Government Housing Loan Corporation

**Balance of Residential Housing Loans**
(Including securitized amount and Securitization-type Housing Loans ("Flat 35"))



(JPY Tn)
9.5
9.0
8.5
0
"Flat 35"
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005




Share of "Flat 35"
(The Japan Financial News report)
BOTM + UFJ 25%
SMBC 10%
Mizuho 65%
Number of loan deals securitized in 1H FY2005




New origination & balance of Residential Housing Loans
30%
20%
10%
0%
Share of balance
Share of new origination amounts
2H FY2003
1H FY2004
2H FY2004
1H FY2005
(Compared to Mega Bank total including "Flat 35")


## Current Status

**Flat 35: No.1 among mega banks**

- Strengthen the product lineup focused on customer needs

**Housing Loans: Behind the plan mainly due to refinancings offered by other banks**

Challenges regarding the Sales Channel

- Insufficient increase in the number of Housing Loan Centers and RMs (The channel for real estate brokers which account for approx. 60% of housing loan origination amount)

| (as of Sep. 2005) | Number of Centers | Number of RMs |
|---|---|---|
| Mizuho | 82 | 364 |
| SMBC | 105 | 628 |
| UFJ | 126 | 515 |
| BOTM | 63 | 385 |

- Insufficient responses at branches to promote refinancings from and protect refinancings offered by other banks

Challenges regarding the Credit Approval Procedures

- New credit approval standards and procedures to acquire loans based on quantitative risk controls

**Challenges: Enhance Housing Loan Centers, Protect refinancings offered by other banks and Promote refinancings from other banks**

# Strengthening of Housing Loans including "Flat 35" (1)

## Enhancement of sales channels

**Real Estate Broker Channel (approx. 60%)**

**Enhancement of Housing Loan Centers**

- Deploy 100 Housing Loan Centers and 600 RMs
- Increase workforce through external recruiting

**Corporate Customer Channel**

**Sales Branch Channel (approx. 40%)**

**Enhancement of sales to employees of corporate customers**

- Strengthen business for employees of Mizuho's corporate customer base (approx. 3,000 companies)

**Promotion of refinancings from other banks and protection of refinancings offered by other banks**

### Strengthen Capacity to Capture New Deals

- Expand Housing Loan Centers
- Strengthen RMs through external recruiting and training program

**Housing Loan Centers**

| | Sep.2005 | Mar. 2006 (Plan) |
|---|---|---|
| No. of Centers | 82 | 100 |
| No. of RMs | 364 | 600 |

**Origination amount per RM (including "Flat 35")**

(JPY Mn)
2,000
1,500
1,000
500
0
FY2002
FY2003
FY2004

### Increase Value of Sales Branch Channel for Customers

- Strengthen loan consultation
  (Expand weekend consultations and trial of video phone systems, etc.)
- Strengthen consulting and sales capacity of branches by making the loan operations more efficient
- Continue preferential interest rates to promote refinancings from other banks

# Strengthening of Housing Loans including "Flat 35" (2)

## Further improvement of products

**Respond to the customer needs for medium to long-term fixed interest rates**

[New Customers] Promote sale of "Flat 35"

- Maintain Mizuho's No.1 share with a product lineup that meets the customer needs for long-term fixed interest

[Strengthening of refinancings] Respond to refinancing needs with Mizuho's unique products

- Develop fixed interest rate products targeting at housing loan customers who have repaid a certain amount of their loan (scheduled for Jan. 2006)

**Promote campaigns**

Promote campaign for special interest rate offers for housing loans

- Continue offer of special interest rates for housing loans ⇒ Promote refinancings from other banks
- Promote campaign with preferential interest rates to employees of corporate customers

Enhance recognition by strengthening promotions

## Improvement of credit approval procedure

**Establish same-day credit approval procedures**

Commence trial of new credit approval model (Dec. 2005)

- Win back previously uncaptured loans by refining the credit approval model


Balances of Residential Housing Loan
+ "Flat 35"
(including securitized amount)
(JPY Tn)
"Flat 35"
12
11
10
9
8
0
Sep. 2005
Mar. 2006
(Plan)
Mar. 2007
(Plan)
Mar. 2008
(Plan)

# 3. Promote Business with Enhanced Consulting Functions

# Consulting Functions - Performance Overview

**ales are steadily increasing for investment trusts and individual annuities but are lagging behind other banks; Decrease in foreign currency deposits due to the depreciation of yen**


Sales of Investment Products
Investment Trusts
Individual Annuities
Foreign Currency Deposits with Currency Options
2H FY2003
1H FY2004
2H FY2004
1H FY2005
Profitability by Product
Investment Trusts
Individual Annuities
Foreign Currency Deposits with Currency Options
Sales of JGBs for Individual Investors (1H FY2005)
(JPY Bn)
400
300
200
100
0
Mizuho
Nomura Securities
Comparison of Results for Investment Products (Sep. 2005)
Tn)
BOTM + UFJ: Sourced from Nihon Keizai Shimbun and Annuities are based on balance
Others: Sourced from disclosures by respective banks
Mizuho
SMBC
BOTM + UFJ
Balance of Investment Trusts
Accumulated Sales of Individual Annuities
Balance of Foreign Currency Deposits
Number of Investment Product Customers*
(* Number of Customers who own either investment trusts, foreign currency deposits, and/or individual annuities)
(thousand persons)
38
36
34
32
0
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005

## Current Status

**Investment Trusts and individual annuities: The balances is increasing steadily but lags behind other banks**

- **Sales**: Delay in implementation of sales promotion strategies (Financial Consultants and "Premium Salons")
- **Products**: Relatively less attractive product lineup; Large redemptions of unit type investment trusts

**Foreign Currency Deposits: Decrease due to depreciation of yen**

**Retail-targeted JGBs: Favorable sales as entry-level products to Investment Products**

**Earnings Performance**

- Achieved the plan due to the strong sales of profitable individual annuities

**Challenges: Develop consulting framework and enhance capabilities to provide attractive products**

# Enhancement of Framework for Sales of Investment Products

## Increase and strengthen Financial Consultants, “Premium Salons” and “Planet Booths”

### 2,000 Financial Consultants (FCs)

1,500 qualified FCs + 500 external recruits

| Mar. 2005 | Sep. 2005 | Mar. 2006 (Plan) |
|---|---|---|
| 893 | 1,322 | 2,000 |

Promotion of FC training program to enhance FC’s skills

### “Planet Booths” (Joint branches with Mizuho Investors Securities)

Installation of Planet Booths

| Mar. 2005 | Sep. 2005 | Mar. 2006 (Plan) |
|---|---|---|
| 41 | 60 | 100 |

1H FY2005 Results: Increased visitors and AUM

### "Premium Salons"

Installation of "Premium Salons"

| Mar. 2005 | Sep. 2005 | Mar. 2006 (Revised Plan) |
|---|---|---|
| 26 | 100 | 175 |

1H FY2005 Results: Significant increase in revenue from investment products per financial consultants

Implementation of measures to enhance "Premium Salons"

(1) Enhance quality and increase number of lobby concierges
Raise level of product knowledge and customer service by specialist training

(2) Develop information infrastructure
Utilize and upgrade RMDB* and advance proposal tools for customers

(* Relationship Marketing Database)

# Improved Data-Based Marketing

## Promote data-based marketing to strengthen cross-selling by utilizing RMDB (Relationship Marketing Database)



Deployed to All Branches
Gathering Information
RMDB
Accumulating Information
Utilizing Information
"Mass-Retail Customers"
"Targeted Customers"
Purchasing House
Starting Job
Marriage & Childbirth
Children's Entrance into School & Advance to Higher Education
Housing Improvement
Retirement
Inheritance
20s
30s
40s
50s
60s
70s
Young Age
Middle Age
Elder Age
"Mass-Retail Customers"
《Data-Based Marketing》
・Event Driven Approaches
(Centralized Marketing)
"Targeted Customers"
《Relationship Marketing》
・Life Plan Approaches
(Enhanced Consulting Functions)


### Gathering Information

- **Real Time Responses**
  - Transaction records
  - Channel usage records
  - Information gathered through each channel

### Accumulating Information

- **Accumulation of Customer Information**
  - Detailed information of customer profile (transaction records, segment, purchase records, life events, etc.)
  - Trend analysis
  - Purchase records through credit cards

### Utilizing Information

- **Data-Based Marketing**
  - List of "targeted customers"
  - Centralized marketing plans
  - Automatic dispatch of direct mails (one to one direct mail)
  - Proposal to customers based on life-time plans (asset portfolio, etc.)
- **Designed for Multi-channel Use**
  - Share customer information among branches, call centers and headquarters

# Promotion and Enhancement of Investment Products

## Enhance lineup of products and increase sophistication of marketing

### New product development

**Introduce new products that meet customer needs**

- Develop and expand sales of products affiliated with U.S. banks
  - Mizuho-Wachovia U.S. Investment-grade Bond Fund (Jul. 2005)
  - Mizuho-Wells Fargo Emerging Markets Equity Open (Jul. 2005)
  - Mizuho-BNY Bank Loan Fund (Sep. 2005)

  Total balance: surpassed JPY 30Bn
- Introduce "Nomura Small Cap Stock Open"

**Introduce products in conjunction with deregulation of insurance sales at banks**

- Plan to introduce single payment whole life/ endowment insurance that meet the needs of inheritance

### JGBs for Individual Investors

- High correlation with sales of Investment Products
- Strengthen sales of Investment Products to holders of JGBs


Sales of JGBs for Individual Investors
(JPY Bn)
300
250
200
150
100
50
0
2H of FY2003
1H of FY2004
2H of FY2004
1H of FY2005

### Increase of Targeted Customers

**Increase membership to the Mizuho Premium Club (MPC)**

- Enhance communication with members by upgrading financial and non-financial services

**Increase sophistication of marketing for Targeted Customers**

- Promote joint marketing together with companies from non-financial industries


Balance of Investment Products
(JPY Tn)
Foreign Currency Deposits
Investment Trusts (excluding MMF& Gov. Bond Funds)
Individual Annuities
*Calculated at the same foreign exchange rate
5
4
3
2
1
0
Sep. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

# Promotion of Private Banking (PB) Strategies

## Strengthen marketing to High Net Worth Customers by Mizuho Private Wealth Management and Mizuho Bank



Approx. 800,000 Targeted Customers
AUM JPY500M or more
AUM JPY100M or more
AUM JPY10M or more
Strengthen consulting business by FCs


**Establishment of a full-fledged private banking (PB) company "Mizuho Private Wealth Management"**

- One-stop services by customer consultant teams to customers' financial and non-financial needs
- All members of customer consultant team (approx. 20 people) have undertaken training on private banking business in the U.S. and Europe (Aug.-Sep. 2005)

⇨ **"Comprehensive and One-Stop Service", similar to U.S. and European Financial Institutions in compliance with Japanese legal requirements**



Basic Concept of Mizuho Private Wealth Management
Ultra High Net Worth Customers
Customer Needs
• Asset Management
• Inheritance
• Investment
• Non-financial...
Integrated ALM Report
Annual Fee
Provide Best Solutions
Mizuho Private Wealth Management Co., Ltd.
(Commenced business Nov. 1, 2005)
Comprehensive Consultation
Consultant Team
Consultant Team
Consultant Team
Business Alliances, etc.
Product & Service Providers
Explanation & Sale of Products
• Financial Products
(Banking, Trusts, Securities, etc.)
• Insurance Products
• Real Estate
• Art Advisory
• Motor Advisory
• Charitable Services etc.
Concept of Products & Services Provided:
• Made-to-Order • Open Architecture


**Improvement of products and increase of sales to Mizuho Bank's high net worth customers**

**Reinforce Customer Relationship through Total Wealth Management (lifetime asset management)**

- Clarify target customers and introduce PB Consultation system
  - Focus on owners of growing companies, executives and landowners and promote consultation business by PB
- Increase number of consultants including external recruits (22 → 40)
  - Strengthen PB personnel including external recruits
- Develop and increase sales of products specialized for PB customers (hedge fund investment trusts, etc.)

# 4. Reassemble & Rationalize Channel Network

# Establishment of Efficient & Profitable Branch Network

## Achievement of marketing best suited to the market and Pursuit of efficiencies across the entire branch network


Introduce "Area Branch System" (August 2005)
Open approx. 100 New Type (Retail Only) Branches by around the end of March 2008*
[Current Branch Network]
Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch
Uncovered-Area
[New Branch Network]
Centralization of Operations & Back Office Functions
Area Core Branch (Full retail service)
Optimization of Scale Reform of Branch Format
Area Member Branch
Area Member Branch
Area Member Branch
Area Member Branch
Optimization of Scale
Open New Branches in Previously Uncovered Area
(Starting from Mar. 2006)

- Reassemble the Branch Network into "Area Core Branches" and "Area Member Branches"
- Improve sales promotion capability through the mutual cooperation and supplementation between "Area Core Branches" and "Area Member Branches"
- Improve market coverage and ability to capture new market sectors by opening new type (retail only) branches
- Develop a unique "branch model" that utilizes retail and distribution business expertise

# New Type Branch Specialized for Retail Banking

## New Type (Retail Only) Branch

- Specialize in sale of high-profit products for customer needs for life events.
- Provide a high-quality one-to-one consulting service by 2,000 FCs and RMDB*

⇨ **Branch Concept focused on Consulting Services**

(*Relationship Marketing Database)

**Spacious branches and customer oriented business hours**

- **Combine hospitality and convenience in both decor and service**
  - •Relaxed and casual
  - •Focus on service (Centralizing back office functions)
- **Set branch office hours according to customer needs**

**Provide products suitable for the branch location**

**Establish opportunities for customers to get to know finance and provide support for objective decisions**

- **Provide an opportunity for customers to voluntarily come in contact with financial and banking information**

**Provide accurate advices suitable for customer profile**

- **Dedicated consultants for each individual customer provide solutions that meet customer needs**
  - **•Careful follow-up provided by dedicated consultant**
  - **•Advice that suits the financial knowledge and needs of each customer**

## Location

- **Define target customers and branch format according to the location**
- **Create a quantitative decision-making procedure based on internal data and external statistical data**

## Effective layout that provides hospitality and convenience

*[Image of Branch (Example)]*


Office Space
Safe
Shelves
TV
WEB
WEB
Reception Counter
ATM
ATM

# III. FY2005 Profit Plan for Retail Banking

# FY2005 Profit Plan for Mizuho's Retail Banking Business

## Mizuho Bank's Retail Banking Profit Plan



(JPY Bn)
Gross Profits
G&A Expenses
300
250
200
150
0
FY2004
FY2005
(Plan)


**Net Business Profits:**
**JPY 84.7Bn ⟶ JPY 101.0Bn**

## FY2005 Focused Strategies

### Gross Profits: + JPY 17.0Bn* compared to FY2004

* Increase of approximately JPY 33.0Bn if excluding JPY 15.9Bn for income from securitization of housing loans in 1H FY2004

**Increase sales of Mizuho Mileage Club**

- Increase in Mizuho Mileage Club members: + 1.4 million

**Strengthen loan business for individuals**

- Balance of Housing Loans (incl. "Flat 35"): + JPY 710.0Bn
- Balance of Captive Loans in alliance with Orico: + JPY 190.0Bn

**Increase sales of investment products through enhancement of consulting function**

- Balance of Investment Products: + JPY 840.0Bn

### G&A Expenses: + JPY 1.0Bn compared to FY2004

**Strategic Expenses**

- Establishment of Consulting Infrastructure ("Premium Salons", 2,000 FCs)
- Strengthening of loans for individuals (Expand Housing Loan Centers)
- Reform of Channel Network

**Steadily reduce Base Expenses mainly due to IT systems integration**

Mizuho's statements contained in this material of the current expectations are forward-looking statements subject to significant risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, further declines in the value of equity securities or real estate, further deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.

# Exhibit A-9

MIZUHO

Channel to Discovery

# Interim Results for FY2005

December 2005

Mizuho Financial Group

## )efinitions

**3 Banks:** Aggregated figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB), Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis

**2 Banks:** Aggregated figures for Mizuho Bank and Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis



Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
JC Card
Mizuho Capital
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Shinko Securities*
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
DKA
FIMCO
DIAM*
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute


* An affiliate under equity method

Summary of Interim Results for FY2005

New Phase in Management Strategies

Enhancement of Top-line Growth

Capital Management

Earnings Estimates for FY2005

# Summary of Interim Results for FY2005

# FY2005 Interim Results

## Mizuho Financial Group (Consolidated Basis)

| (JPY Bn) | 1H FY2005 | 1H FY2004 | Change | (%) |
|---|---|---|---|---|
| Consolidated Gross Profits | 1,045 | 961 | +84 | +8.7% |
| G&A Expenses | -548 | -563 | +14 | |
| Consolidated Net Business Profits [*1] | 507 | 420 | +87 | +20.7% |
| Credit Costs | -14 | 28 | -43 | |
| Net Gains related to Stocks | 121 [*2] | 80 | +41 | |
| Ordinary Profits | 453 | 298 | +154 | |
| Net Income | 338 | 233 | +104 | +44.7% |
| | | | | |
| ROE (on an annualized basis [*3]) | 17.7% | 12.9% | +4.8% | |
| | Sep. 2005 | Mar. 2005 | Change | |
| Shareholders' Equity | 3,683 | 3,905 | -222 | |
| BIS Capital Ratio | (Preliminary) 10.73% | 11.91% | -1.18% | |

## Aggregated Figures of 3 Banks (Non-Consolidated Basis)

| (JPY Bn) | 1H FY2005 | 1H FY2004 | Change |
|---|---|---|---|
| Gross Profits | 968 [*4] | 788 | +179 |
| G&A Expenses | -404 | -420 | +16 |
| Net Business Profits | 564 [*4] | 369 | +195 |
| Credit Costs | -14 | 33 | -48 |
| Net Gains related to Stocks | 72 | 62 | +10 |
| Ordinary Profits | 423 [*4] | 200 | +222 |
| Net Income | 398 [*4] | 191 | +206 |

*1 Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments
*2 Includes gains (JPY 42.4 billion) on sales of a part of Mizuho Trust & Banking common stock
*3 Annualized Net Income (Net Income for the first half of FY2005X365/183) / { (Total Shareholders' Equity (Beginning) + Total Shareholders' Equity (Term-End))/2}X100
*4 Includes JPY 120 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures

# New Phase in Management Strategies

# A New Phase in Management Strategies

## Management focus shifted to "top-line growth" and "disciplined capital management" on the back of "financial soundness"


Top-line Growth
Entered a New Phase in Management Strategies
Established "Mizuho with financial soundness"
Implementation of a Series of Management Reforms
November 2005
Sale of Treasury Stock
April 2005
"Channel to Discovery" Plan
Medium-Term Business Plan
FY2004
Progress in 4 Management Issues
Commencement of Repayment of Public Funds
Completion of IT Systems Integration
End of the NPL issue & Resolution of Financial Issues
Acceleration of Cost Reduction Efforts
March 2003
Business Reorganization & Capital Raising of Approx. JPY 1.1Tn
April 2002
Establishment of Mizuho Bank and Mizuho Corporate Bank through Corporate Splits and Mergers
Mizuho Stock Price* (JPY)
Nov. 30, 2005 845,000
Sep. 30, 2005 722,000
Mar. 31, 2005 507,000
Mar. 31, 2004 448,000
Apr. 28, 2003 58,300
Lowest price since listing (during trading hours)
Mar. 31, 2003 96,800
Mar. 31, 2002 302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. until March 5, 2003

# Management Focuses in the New Stage

## Top-line earnings in the new stage of growth

- **Gross Profits increased mainly due to strong growth in Non-Interest Income (70% of Non-Interest Income came from Customer Groups)**
- **Net Business Profits steadily increased and growth of loans and risk-adjusted assets turned positive**


Gross Profits
Y Bn)
(3 Banks)
+7%
526
261
Net Interest Income
Non-Interest Income
499*
348
1H FY2004
1H FY2005
udes JPY 120Bn in dividends
the financial subsidiaries for corporate revitalization
Non-Interest Income from Customer Groups*
(JPY Bn)
(3 Banks)
250
200
150
+13%
1H FY2003
1H FY2004
1H FY2005
* Based on managerial accounting
Net Business Profits
(JPY Bn)
(3 Banks)
400
300
200
+20%
369
444*
1H FY2004
1H FY2005
* Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization
Loan Balance
(JPY Tn)
(3 Banks)
70
65
60
55
50
68.9
66.1
62.6
63.5
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
* Excludes trust account

## Disciplined capital management

- **Increased EPS and ROE***


(Consolidated)
(JPY)
Interim EPS (fully diluted)
ROE
(%)
30,000
20,000
10,000
0
20
15
10
5
0
12.9%
17.7%
+4.8%
+69%
14,175
24,031
1H FY2004
1H FY2005

*See notes on p.80

- **Sale of treasury stock held by Mizuho Financial Strategy (formerly known as Mizuho Holdings) in Nov. 2005**

  **Aggregate sale price: JPY531.6Bn     Number of shares: 763,000 shares**

| | |
|---|---|
| **Tier 1 Capital:** | **JPY 531.6Bn increase** |
| **Tier 1 Capital Ratio:** | **Over 0.7% increase** (Change from Sep. 2005 level) |

- **Capital management in view of major global banks**

# "Mizuho with Financial Soundness"

## Established top level financial strength among Japanese Mega Banks

### NPL Balance (Disclosed Claims under Financial Reconstruction Law)


PY Tn)
(Aggregate of Group Banks)
Disclosed Claims under the Financial Reconstruction Law
NPL Ratio (right axis)
5.0
4.0
3.0
2.0
1.0
0.0
6.0%
4.0%
2.0%
0.0%
6.2%
4.4%
2.1%
1.8%
2.5%
2.7%
4.7
3.1
1.4
1.2
1.4
2.4
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
SMFG
MUFG
(Sep. 2005)

### Net Deferred Tax Assets (DTAs)


(JPY Tn)
(Consolidated)
Net DTAs
Net DTAs/Tier1 Ratios
3.0
2.0
1.0
0.0
60%
40%
20%
0%
60.8%
33.8%
24.0%
19.6%
36.5%
14.4%
2.12
1.33
1.00
0.76
1.36
0.96
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
SMFG
MUFG
(Sep. 2005)

### Preferred Shares of Public Funds


PY Bn)
Convertible
Non-Convertible
All Convertible
2,000
1,500
1,000
500
0
1,949
1,466
850
600
1,100
1,076
Initial Balance
Mar. 2005
Sep. 2005
Oct. 2005
SMFG
MUFG
(Oct. 2005)

### Unrealized Gains on Other Securities*


(JPY Bn)
(Consolidated)
2,000
1,500
1,000
500
0
353
647
1,303
898
2,117
Sep. 2003
Sep. 2004
Sep. 2005
SMFG
MUFG
(Sep. 2005)

* The base amount to be recorded directly to Shareholders' Equity

(Source) Bank Disclosures

# Reduction of Base Expenses & Start of Strategic Expenses

- **Base Expenses (-JPY28.1Bn):** **Continued steady reduction through the effects of IT systems integration and consolidation of domestic branch network**
- **Strategic Expenses (+JPY11.6Bn):** **Spent approx. 30% of annual budget and expected to meet the annual plan**


'Y Bn)
(3 Banks)
420.5
- 16.5
404.0
Strategic Expenses +11.6
Base Expenses -28.1
1H FY2004
1H FY2005
Factors Contributing to Changes in G&A Expenses in 1H FY2005 (compared to 1H FY2004)
Personnel +4.4
Increased financial consultants and workforce of corporate solution business at Mizuho Bank
Non-Personnel +7.2
Implemented retail banking strategies ("Mizuho Mileage Club", "Premium Salons", etc.)
Increased Business Finance Centers (BFCs)
Enhanced overseas network and overseas business framework
Strengthened PR activities
Personnel -7.2
Reduced employee retirement benefit expenses due to increase in expected return on plan assets (-JPY3.2Bn)
Head count reduction (-JPY4.0Bn)
Non-Personnel -18.6
Effects of IT systems integration, etc. (depreciation, maintenance expenses) (-JPY14.3Bn)
Effects of consolidation of domestic branch network, etc. (-JPY3.9Bn)
Taxes -2.1
Reduced property tax as the result of the sale of properties

| pense atios* | 1H FY2004 | | 1H FY2005 |
|---|---|---|---|
| | 53.2% | - 5.6% | 47.6% |
| Bank | 62.9% | - 7.2% | 55.6% |
| Corporate Bank | 37.4% | - 2.5% | 34.9% |
| Trust & Banking | 54.8% | - 4.9% | 49.8% |

ıse Ratio = G&A Expenses / Gross Profits
ıding dividends received from the financial subsidiaries for corporate revitalization)

# Enhancement of Top-line Growth

# Non-Interest Income from Customer Groups


nks)
Bn)
% Changes from 1H FY2004
+24%
+43%
+10%
+31%
+36% *1
1H FY2004
2H FY2004
1H FY2005
1H FY2005 Results (Change from 1H FY2004)
Solution Business-related + JPY 13Bn
➢ Syndicated Loans, Commitment Lines, Investment Banking, Securities-related Commission
Sale of Investment Trusts & Individual Annuities + JPY 5Bn
Settlement, Foreign Exchange + JPY 8Bn
International Business + JPY 6Bn
Trust and Asset Management (Mizuho Trust & Banking): + JPY 11Bn *1
*1: Includes +JPY 5Bn due to change in accounting standards in 1H FY2005
Other - JPY 12Bn *2
*2: Includes + JPY 15Bn effect from securitization of housing loans in 1H of FY2004
Total: + JPY 41Bn *3
*3: After adjustments for the above special factors
Full-year FY2005 Revised Profits Plan (Change from FY2004)
+ JPY 39Bn
+ JPY 17Bn
+ JPY 13Bn
+ JPY 16Bn
+ JPY 10Bn
Total: + JPY 95Bn

he above data are based on the managerial accounting for each described item, and represent "Customer roups" figures
igures in FY2005 estimates reflect the new managerial accounting rules applied from FY2005

# Loan Balance & Interest Margins

- The Loan Balance bottomed out in 1H FY2005 and is expected to move upward from 2H FY2005
- Interest margins contracted due to a decrease in loans to Watch Obligors and increased competition

## Loan Balance

### Loan Balance

(3 Banks, Banking accounts only)

■ Domestic □ Ovesrseas & Offshore
(JPY Tn)
66.1
3.8
62.3
64.1
3.9
60.1
62.6
4.1
58.4
63.5
4.9
58.5
Mar. 31, 2004
Sep. 30, 2004
Mar. 31, 2005
Sep. 30, 2005
Overseas loans turned around in FY2004
Domestic loans already hit bottom in 1H FY2005

(Reference)

| Decreases in NPL balance, etc. | vs Mar. 04 | vs Sep. 04 | vs Mar. 05 |
|---|---|---|---|
| Disclosed Claims under FRL | - JPY 1.0Tn | - JPY 0.7Tn | - JPY 0.2Tn |
| Other Watch Obligors | - JPY 1.3Tn | - JPY0.1Tn | - JPY 1.0Tn |

## Interest Margins

### Loan and Deposit Rate Margins (Domestic Operations)

| | 1H FY2005 | Change from 1H FY2004 |
|---|---|---|
| Mizuho Bank* | 1.70% | - 0.12% |
| Mizuho Corporate Bank* | 0.73% | - 0.09% |
| Mizuho Trust & Banking | 1.45% | - 0.00% |

* Excluding loans to Deposit Insurance Corporation of Japan, government and others

➢ Through improved asset quality, risk-adjusted returns (loan spread) were almost unchanged (+2bps) compared with Sep. 2004 (2 Banks, managerial accounting basis)

# Global Retail Group
# Mizuho Bank: Strategies for Retail Banking

## Increase Profitability of "Mass-Retail" Market

### Reinforce Mass-Retail Transactions centering around Mizuho Mileage Club (MMC)

**crease MMC membership**
ncrease new members by employing know-how f Credit Saison and UC Card, and by expanding ale channels
nprove convenience and functions by increasing he affiliated partners

**rengthen alliance with Credit Saison**
usiness reorganization between Credit Saison nd UC Card
ross-sell of Mizuho Bank products to Credit aison customers

**tiate the Internet securities brokerage**
lliance with Monex Beans Securities (July 2005)


Number of MMC members
(Commenced in August 2004)
[Thousand]
1500
1000
500
0
Sep.2005: 790Thousand
Oct.2005: 900Thousand
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

## Enhance Consulting Functions

### Increase Sales of Investment Products

**rengthen consulting framework**
crease Financial Consultants to 2,000
1,322 (Sep. 30, 2005)
crease "Premium Salons"
100 branches (Sep. 30, 2005)

**eview product strategy**
crease product line-up, especially through ollaboration with 3 U.S. banks
xpand JGB sales to individuals

**hance group synergies**
crease "Planet Booths" (joint branches with lizuho Investors Securities)
– 60 branches (Sep. 30, 2005)
ffer comprehensive one-stop services


Balance of Investment Products
(Calculated at the same foreign exchange rate)
Foreign Currency Deposits
Individual Annuities
Investment Trusts (excluding MMF& Gov. Bond Fund)
(JPY Tn)
2
1
0
JPY+170Bn
JPY+670Bn
Mar. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

## Strengthen Individual Loans

### Increase Loans in alliance with Orient Corporation (Orico)

■**Increase Captive Loans guaranteed by Orico**
- ·Expand Orico's affiliated merchant network by utilizing Mizuho's corporate client base
  - No. of newly affiliated companies in 1H 2005: approx. 3,500

■**Introduce new card loans** (Jan. 2006)
- ·For middle and low credit risk customers

■**Utilize Orico's marketing and underwriting expertise**
- ·Transferred UC Card's unsecured loan guarantee business to Orico (April 2005)
  - Further cultivation of existing customers


Balance of Captive Loans* guaranteed by Orico
(Commenced in July 2004)
(JPY Bn)
400
300
200
100
0
JPY+110Bn
JPY+80Bn
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

* Installment loans for shopping originated through affiliated merchant network

### Increase Housing Loans

■**Increase housing loans**
- ·Expand channels through developers
  - -100 housing loan centers with 600 staffs by Mar. 2006
  - - Extend business hours, including weekends
- ·Promote refinancing from and protect refinancings by other banks
- ·Stock (balance) target is newly introduced in addition to flow (amount advanced) target
- ·Introduction of a new credit review model (Scheduled for Dec. 2005)

■**Promote "Flat 35": a securitization type housing loan in alliance with Government Housing Loan Corp. (GHLC)**
- · Responding to the needs for long-term fixed interest rate loans


Balance of Residential Housing Loans + Flat 35
(incl. securitized amount *)
(JPY Tn)
10.0
9.0
8.0
0
Flat 35
JPY+80Bn
JPY+630Bn
Mar. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

* Approx. JPY 310Bn loans were securitized in 1H of FY2004

# Global Retail Group
# Mizuho Bank: Strategies for SME Banking

## crease Loans to Middle Credit Risk Corporations

Increase loans with higher risk-adjusted returns
(Targeted at Middle Credit Risk Corporations)

**Risk-adjusted Returns**


(%)
■ 03/9 □ 05/9
1.5
1.0
0.5
0.0
Lower Credit Risk
Middle Credit Risk

**Loans to Middle Credit Risk Corps.**


(JPY Tn)
14
13
12
11
10
Revised downward our original plan for FY2005 to JPY 0.8Tn from JPY 1.5Tn
+0.1
+0.7
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

Increase a strategic loan product "Super Wide"

**Accumulated origination amount of unsecured loan products (incl. "Super Wide")**


PY Bn)
[ Excl. loan products for small corps. ]
,400
,200
,000
800
600
400
200
0
"Super Wide"
Sep. 2004
Mar. 2005
Sep. 2005

■ **Increase new loans by increasing RMs for new customers**
[Number of RMs: 300 (Sep. 2005)]

**Origination amount of loans and No. of new customers**


(JPY Bn)
□ Origination amount of new loans
—◆— No. of new customers
[ No. of customers ]
800
600
400
200
0
4,000
2,000
0
1H FY2004
2H FY2004
1H FY2005

## Increase Loans to Small Corporations

■ **Increase loans originated through Business Finance Centers (BFCs)**
[Number of BFCs : 36 (Sep. 2005)]

**Origination amount through BFCs**


(JPY Bn)
200
150
100
50
0
+72%
1H FY2004
2H FY2004
1H FY2005
2H FY 2005 (Plan)

## Promote Solution Business

■ **Increase non-interest income by enhancing solution business framework** (Actual results for 1H FY05 were higher than the original targets)

■ **Increase the member of HQs support team**
[Number of staffs : 311 (Sep. 2005)]

**Fee income from Solution Businesses**


(JPY Bn)
40
30
20
10
0
□ Corporate Bonds
■ Syndicated loans/Comittment lines
□ Real estate Finance
■ M&A/MBO
□ Securitization
□ Other fee income
+21%
1H FY2002
2H FY2002
1H FY2003
2H FY2003
1H FY2004
2H FY2004
1H FY2005
2H FY2005 (Plan)

# Global Corporate Group
# Mizuho Corporate Bank

## Investment Banking Business

### Lead Market Growth as a Major Player

**Strengthen financing arrangements:**
leveraged finance for M&A, corporate revitalization, etc.

**Establish a fund for mezzanine financing**
(Mizuho Capital Partners)

**Strengthen real estate finance business by offering comprehensive financing alternatives (including senior, mezzanine debt and equity)**

**Develop new asset finance**


Gross Profits of Products Unit
(Managerial Accounting Basis)
(JPY Bn)
30
20
10
0
FY2002
FY2003
FY2004
FY2005
(Plan)
Acquisition Finance
Real Estate Finance
Structured Finance

## International Business

### Increase Customer Base and Network

- **Overseas Japanese:**
  Growing businesses; loans (all regions) and non-interest income (particularly Asia)
- **Non-Japanese:**
  Growing businesses; loans (all regions) and fees and commissions, particularly MBOs in Europe
- **Expand network:**
  in Asia and the U.S.


Loan Balance of Overseas Branches
(Managerial Accounting Basis)
(US$ Bn)
Asia
Europe
America
60
40
20
0
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005
1H of FY2005 Results +JPY700Bn*
2H of FY2005 Plan +JPY300Bn*
(* monthly average balance)

## Syndicated Loan Business

### Cultivate the Market as a Tool to Increase Corporate Value

### Create a Full-Fledged Loan Trading Market

**Arranged amount in 1H FY05:**
Increase of JPY2.2Tn from 1H FY04

**Loans Traded in 1H FY05**
Transaction amount: JPY190Bn
Number of Transactions: Over 120


Fee Income from Syndicated Loan Business
(Managerial Accounting Basis)
(JPY Bn)
40
30
20
10
0
1H
2H
(Plan)
FY2002
FY2003
FY2004
FY2005

## Solution Business Framework

### "Deal after Deal" Marketing

- **Provide best solutions by integrating banking and securities services**
- **Enhance strategic advisory by strengthening global research framework**
- **Strengthen coordination with Mizuho Bank and Mizuho Trust & Banking**
- **Further strengthen human resources**

### Corporate Revitalization Business

- **Centralized corporate revitalization expertise by establishing Credit Engineering Division**
- **Promote corporate revitalization; examine exit strategies for preferred stocks held and develop business revitalization scheme, etc.**

# Global Corporate Group
# Mizuho Securities

## Results of 1H FY2005

### Record high Ordinary Profits and Net Income


Ordinary Profits (Non-consolidated)
(JPY Bn)
40
30
20
10
0
□1H
21.0
30.8
FY2003
FY2004
FY2005

## Initiatives for Strategic Challenges

**Sale of Investment Trusts (funds)**
**Principal Finance (self-financed investment)**
**Creation of Opportunities through strategic alliances**
- Nikko Cordial Securities: Jointly arranged a private real estate fund (May 2005)
- Norinchukin: Promote business with agricultural cooperative financial institutions
- Monex Beans group: alliances in arranger business in IPOs and POs

**Distribution channels for products**
- Securities brokerage business: alliances with regional banks; Shonai Bank (April 2005), Hiroshima Bank and Chugoku Bank
- Marketing of foreign bonds issued by Toyota in alliance with Toyota FS Securities (June 2005)

**Business in Asia / China**
- New offices: Beijing and Shanghai (Sep. 2005)
- Established the International Business Promotion Group (Sep. 2005)

## Enhance Earnings by Business Division

### Equity Division: Trading Income increased substantially


Trading Profits Related to Stocks
(JPY Bn)
20
10
0
□1H
FY2003
FY2004
FY2005

- Both trading and fee income increased substantially mainly due to improved market conditions
- Underwriting and sales fees decreased as the equity offering market contracted

### Fixed Income Division: Regained the top place in underwriting business (the straight bond league table)


Bond-related Commission Income
(JPY Bn)
10
5
0
□1H
FY2003
FY2004
FY2005

- Regained the top place in the league tables(*) and posted a record in underwriting and sale commissions as the market size expanded

(*)Top places in straight bond, wholesale corporate debenture and samurai bond

### Investment Banking Division: Realized diversification of revenue sources


Other Commission Income
(JPY Bn)
20
10
0
□1H
FY2003
FY2004
FY2005

- M&A: continued to lead the market
  - Actively provides advice on defense against hostile takeover bids
- Principal finance: develop business in the areas of business revitalization and real estate

# Global Asset & Wealth Management Group
# Mizuho Trust & Banking

## Steady Increase in Trust & Asset Management Business

### Gross Profits from Trust & Asset Management Business


(JPY Bn)
(%)
80
60
40
20
0
60
50
40
0
1H
% to Gross Profits
31.5
37.5
(Plan)
FY2002
FY2003
FY2004
FY2005

### Proactively Allocate Resources to Growth Areas

Real Estate: Achieved record high Gross Profits
—Allocate resources
—Enhance real estate financing

**Balance of Real Estate Securitization**


Top Tier
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005

Asset Finance: Achieved record high Gross Profits
—Develop new products and business areas
—Expand fund business

**Balance of Monetary Claim Trust**


(JPY Bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
Top Tier
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005

## Pursue Group Synergies

- **Utilize trust banking agents**
  —Further develop agents' skill set by providing appropriate training, etc.
- **Pursue group synergies through exchanging staffs, etc.**

### Results of Group Synergies in 1H FY2005*


Number of Real Estate Brokerage
(350 transactions)
57%
Monetary Claim Trust
(JPY2.2Tn)
40%
Stock Transfer Agency Business
(71,000 stockholders)
97%
Number of New Testamentary Trust
(600 transactions)
52%

* % show the ratios of transactions referred from Mizuho Bank and Mizuho Corporate Bank to entire transactions

## Create New Trust Business and Increase Market Share

- **Launch New Trust Businesses**
  —Opportunities created by the revision of Trust Business Law
  —Develop new business and products utilizing the specific know-how of Mizuho Trust Banking
  Securitization of intellectual property rights, emission trading trust, housing loan servicing, etc.
- **Enhance Consulting to Further Expand Market Share**

# Capital Management

# Disciplined Capital Management

**Top-line Growth & Completion of Repayment of Public Funds**  **Pursuit of Consistent Disciplined Capital Management**

## Capital management in view of major global banks

### Top U.S. and European banking groups realize high level returns to shareholders


Payout Ratios* of top five aggregate market capitalization European and U.S. banks (average values for FY00 - FY04)
120%
100%
80%
60%
40%
20%
0%
Citigroup
Bank of America
HSBC
Wells Fargo
RBS

* Total Shareholder Returns (Total Common Stock Dividends Paid + Total Share Buybacks) / Net Income (excluding Dividends Paid on Preferred Shares)

### Returns to Mizuho shareholders



| | | | Ratio of Shareholder Return*** |
|---|---|---|---|
| FY2004 (Actual) | Public Fund Preferred Shares Repurchased: | JPY 499.9 Bn | 91.7% |
| | Dividends Paid**: | JPY 75.8 Bn | |
| FY2005 (Estimates) | Public Fund Preferred Shares Repurchased: | JPY 943.6 Bn | 77.1% |
| | Dividends to be Paid**: | JPY 74.0 Bn | |
| | Sale of Treasury Stock: | -JPY 531.6 Bn | |

** Common Stock Dividends (to be) Paid + Private Preferred Stock Dividends (to be) Paid + Public Fund Preferred Stock Dividends (to be) Paid

*** (Public Funds Preferred Shares Repurchased + Dividends (to be) Paid – Sale of Treasury Stock) / Consolidated Net Income
(Dividends Paid and Consolidated Net Income for FY2005 are based on earnings estimates for FY2005)

# Full Repayment of Public Fund Preferred Shares

- Completed repurchasing of all convertible public fund preferred shares in order to avoid dilution and improved the quality of capital
- Aim to complete full repayment of remaining public funds (bond-type preferred shares) during FY2006

## Repayment of Public Fund Preferred Shares (Outstanding Balance)


(JPY Bn)
2,000
1,500
1,000
500
0
Convertible
Non-Convertible
1,349
600
866
600
250
600
600
Mar. 2004
Mar. 2005
Sep. 2005
Oct. 2005

## Improvement in the Capital Quality (Composition of Tier 1 Capital)


(JPY Bn)
5,000
4,000
3,000
2,000
1,000
0
Preferred Securities
Public Funds
3,941
923
1,949
1,068
4,172
927
1,466
1,777
3,862
942
850
2,069
Mar. 2004
Mar. 2005
Sep. 2005

## Achieved

- Eliminated potential dilution effects
- Paid less than 5% of premium on total of JPY1,949Bn Public Fund Preferred Shares

| Repurchased Amount of Preferred Shares | Premium paid |
|---|---|
| Repurchased price basis: JPY1,443.6Bn | +JPY94.6Bn |
| Issued price basis: JPY1,349.0Bn | |

## To Resolve

- Restoring flexibility in management strategy and reducing dividend burden of Preferred Shares

**Details of Remaining Preferred Shares**

| Series/Classes | Amount | Type |
|---|---|---|
| 4th Series/ Class IV | JPY300Bn | Non-convertible (Dividend: 2.38% p.a.) |
| 6th Series/ Class VI | JPY300Bn | Non-convertible (Dividend: 2.10% p.a.) |

- The remaining public fund preferred shares are bond-type so that the repurchase and cancellation of them are not affected by stock price.
- Net Income for FY2005 of Mizuho Financial Group (non-consolidated) is estimated at JPY 790Bn, due in part to recording of extraordinary gains (approx. JPY 650Bn) associated with the group reorganization in October.
  → Secured resources for repurchase and cancellation during FY2006

# Capital and Dividend Policies

## Priority list for capital management

1. Completion of repayment of public funds → Aim to complete the repayment of public funds by the end of FY2006
2. Remaining treasury stock held by Mizuho Financial Strategy (392 thousand shares) → Aim to repurchase and cancel the remaining treasury stock periodically after the completion of repayment of public funds
3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008) → Consider to eliminate dilutive effects after the commencement of conversion period

## Review Dividend Policy in balance with pursuit of growth opportunities

- Flexibly make dividend payments & conduct share repurchases → Aim to manage with the intent to provide returns to shareholders
- Strengthen capital base to support our growth strategies → Aim to raise our consolidated Tier 1 capital ratio to 7% over time

# Earnings Estimates for FY2005

# Earnings Estimates for FY2005

(JPY Bn)

| Consolidated | | Change from Initial Estimates | Change from FY2004 |
|---|---|---|---|
| Consolidated Net Business Profits*1 | 1,040 | 0 | + 127.4 |
| Credit Costs | - 80 | + 100 | + 13.9 |
| Net Gains related to Stocks | 150 | + 110 | - 60.3 |
| Ordinary Profits | 980 | + 120 | + 322.5 |
| Net Income | 630 | + 130 | +2.6 |

;onsolidated Gross Profits – General and Administrative Expenses (Excluding Non-recurring .osses) +Equity in Income from Investments in Affiliates and other consolidation adjustments

(JPY Bn)

| 3 Banks | | Change from Initial Estimates | Change from FY2004 |
|---|---|---|---|
| Net Business Profits | *2 1,042 | + 8 | + 241.9 |
| Credit Costs | - 57 | + 95 | +4.2 |
| Net Gains related to Stocks | 110 | + 70 | - 83.8 |
| Ordinary Profits | *2 851 | + 2 | + 432.9 |
| Net Income | *2 654 | + 100 | + 71.4 |

*2 Includes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

# Breakdown of Earnings Estimates for FY2005

## Consolidated Net Business Profits


Bn)
1,011
912
+127
<1,040>
<117>
<124>
<82>
<61>
<254>
<301>
<101>
Variance between Consolidated and 3 Banks (subsidiaries, etc.)
Trading & Others
Mizuho Trust & Banking
CB International Banking
CB Domestic Corporate Banking (Large Corporations)
Customer Groups <799>
BK Corporate Banking (SMEs)
BK Retail Banking (Individuals)
FY2003
FY2004
FY2005 <Revised Estimates>

| (Reference: 3 Banks) | FY2003 | FY2004 | FY2005 |
|---|---|---|---|
| Net Business Profits | 954 | 800 | <1,042>* |
| G&A Expenses | 857 | 829 | <827> |

* Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

See notes on p.80

## Revised Profit Plans for FY2005 & Key Drivers (+JPY127Bn)

Note: Figures in ( ) show changes in Net Business Profits from FY2004 results

**Customer Groups (+JPY76Bn)**

| Group | Key Drivers |
|---|---|
| **Retail Banking (Individuals)** (+JPY16Bn) | Housing Loans (including securitization-type) |
| | "Captive Loans" in cooperation with Orient Corporation |
| | Investment Products (investment trusts, individual annuities, etc.) |
| **Corporate Banking (SMEs)** (+JPY41Bn) | Loans to Middle Credit Risk Corporations |
| | Solution Business with fee-based income |
| **Large Corporate Banking** (-JPY8Bn) | Syndicated Loan arrangement & Investment Banking services |
| **International Banking** (+JPY22Bn) | Loans to Japanese & Non-Japanese Corporations |
| | MBO finance arrangement |
| **Mizuho Trust & Banking** (+JPY5Bn) | Trust & Asset Management Business |

**Trading & Others (+JPY48Bn)**

**Subsidiaries, etc. (+JPY4Bn)**

**G&A Expenses (-JPY2Bn)** <3 Banks>

| | |
|---|---|
| **Base Expenses** | Effect of IT Systems Integration at Mizuho Bank |
| **Strategic Expenses** | Reinforcement of retail & SME banking strategies |

# Appendices


- Appendix A. Asset Quality and Risk Control P.26 - 30
- Appendix B. Medium-Term Business Plan and "Channel to Discovery" Plan P.31 - 34
- Appendix C. Strategic Focuses of Major Operating Subsidiaries P.35 - 54
- Appendix D. Financial Data P.55 - 79

# Appendix A.
# Asset Quality and Risk Control


- Significant Reduction in NPLs and Credit Costs P.27
- Asset Quality Analysis P.28
- Risk Management in Stock & JGB Portfolios P.29
- Solid Progress in Risk Control: Allocation of Risk Capital P.30

# Significant Reduction in NPLs and Credit Costs

## NPL Balance

<Disclosed Claims under the Financial Reconstruction Law>


Y Tn)
(3 Banks)
A Claims for Special Attention
B Claims with Collection Risk
C Claims against Bankrupt and Substantially Bankrupt Obligors
NPL ratio to 1% range was achieved half year ahead of schedule
6
5
4
3
2
1
0
A
B
C

| | Sep. 2002 | Mar. 2003 | Mar. 2004 | Mar. 2005 | Sep. 2005 |
|---|---|---|---|---|---|
| L Balance | JPY 5,424Bn | JPY 4,785Bn | JPY 3,191Bn | JPY 1,495Bn | JPY 1,297Bn |
| PL Ratios | 6.4% | 6.2% | 4.4% | 2.1% | 1.8% |
| NPL Ratios | 4.5% | 3.8% | 2.1% | 0.7% | 0.5% |

: NPL Ratio = Balance of Disclosed Claims under the Financial Reconstruction Law (excl. reserves) / Total Claims (excl. reserves)

sset quality steadily improved, reducing the NPL balance by nearly JPY 200Bn
ompared to the end of March 2005

➡ Target NPL ratio for the year of 1% range was achieved half year ahead of schedule (1.8%)

## Credit Costs


(JPY Bn)
(3 Banks)
2,500
2,000
1,500
1,000
500
0
2,371
2,095
237
61
14
Credit costs remained low
FY2001
FY2002
FY2003
FY2004
1H of FY2005 (6 months)

| | FY2001 | FY2002 | FY2003 | FY2004 | 1H of FY2005 (6 months) |
|---|---|---|---|---|---|
| Credit Costs Ratios * | 279bp | 300bp | 35bp | 9bp | 4bp** |

* Credit Costs Ratio = Credit Costs / Total Loans

** Credit Costs Ratio for the first half of fiscal 2005 is stated on an annualized basis

Aggregated balance of NPLs for 4 subsidiaries for corporate revitalization


(JPY Tn)
2
1
0
-92%
Sep. 2003
Sep. 2004
Sep. 2005
JPY 2,465Bn
JPY 992Bn
JPY 185Bn

End of the Corporate Revitalization Project

# Asset Quality Analysis

## Improvement of Asset Quality

### Reduction of Loans to Other Watch Obligors*

(3 Banks)

* Banking accounts based on the Financial Reconstruction Law

| (JPY Tn) | Mar. 2002 | Mar. 2003 | Mar. 2004 | Mar. 2005 | Sep. 2005 |
|---|---|---|---|---|---|
| Loans to Other Watch Obligors | Approx. 7.7 | Approx. 6.4 | Approx. 5.4 | Approx. 4.0 | Approx. 3.0 |
| Reserve Ratios | 4.68% | 7.53% | 10.38% | 8.28% | 9.77% |

### Improvement of Average Credit Ratings

(2 Banks)

Weighted Average Credit Ratings (A1-E2/13 categories) for Claims against Normal Obligors and Watch Obligors

(Credit Rating) High 5 ↑ 6 ↓ Low 7

Mar. 2003 Sep. 2003 Mar. 2004 Sep. 2004 Mar. 2005 Sep. 2005

## Comparison of Asset Quality among Japanese Mega Banks

**Asset quality substantially improved relative to other groups**

(Sep. 2005)

| | Mizuho (3 Banks) | SMFG *1 | MTFG | UFJ |
|---|---|---|---|---|
| NPL Balance (Disclosed Claims under the Financial Reconstruction Law) | JPY 1.2Tn | JPY 1.4Tn | JPY2.4Tn *7 | |
| NPL Ratios *2 | 1.8% | 2.5% | 2.72% *7 | |
| Net NPL Ratios *3 | 0.5% | 1.1% | 1.2% | 1.3% |
| Reserve Ratios for Non-Accrual, Past Due & Restructured Loans *4 | 70.7% | 57.1% | 58.96% *5 | 62.70% |
| Reserve Ratios for Claims against Other Watch Obligors (against total claims) | 9.77% | 4.7% | 3.23% | 7.54% |
| Credit Costs | JPY 14.6Bn | JPY 129.6Bn | -JPY378.4Bn *7 | |
| Credit Costs Ratios *6 | 4bp | 50bp | - | - |

(Source) Bank Disclosures

*1 - *7 :See notes on p. 80

# Risk Management in Stock & JGB Portfolios

## Stock Portfolio

<Other Securities (which have fair value)>

**Reduced stock holding by taking into consideration the market trend and increased unrealized gains**


*1 BSPC: Banks' Shareholdings Purchase Corporation
(3 Banks)
Reduced approx. JPY 48Bn
Sales to BSPC*1: approx JPY 8Bn
Acquisition Cost
Market Value
Y Tn)
4
3
2
1
0
3.9
3.4
3.0
3.0
Unrealized Gains
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005

| | Mar. 2003 | Mar. 2004 | Mar. 2005 | Sep. 2005 |
|---|---|---|---|---|
| Unrealized Gains *2 (JPY Bn) | | +841 | +1,050 | +1,428 |
| (Acquisition Cost) | JPY 3,948Bn | JPY 3,460Bn | JPY 3,077Bn | JPY 3,028Bn |

*2 based on average market prices of term-end month

**Acquisition Cost / Consolidated Tier 1 Capital: 113% (Mar. 2003) → 78% (Sep. 2005)**

## JGB Portfolio

<Other Securities (which have fair value)>

**Shorten duration of the medium- & long-term bonds by restructuring the JGB portfolio**


(3 Banks, Acquisition Cost)
(JPY Tn)
(Year)
TB/FB
Floating-rate Bonds
Medium- & Long-term Bonds
Average Remaining Period (excluding Floating-rate Bonds)
24
22
20
18
16
14
12
10
8
6
4
2
0
7
6
5
4
3
2
1
0
2.4
2.3
2.0
2.2
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005

| | Mar. 2004 | Sep. 2004 | Mar. 2005 | Sep. 2005 |
|---|---|---|---|---|
| Unrealized Gains (JPY Bn) | | -142 | -81 | -118 |
| (JGB B/S value) | JPY 19,319Bn | JPY 19,589Bn | JPY 21,302Bn | JPY 20,466Bn |
| (Yield on 10 Year JGB) | 1.435% | 1.44% | 1.32% | 1.48% |

**10 BPV (Sep. 2005)** [ 2 Banks excl revitalization subsidiaries ]

Domestic Bonds: -JPY23.1Bn Foreign Bonds: -JPY15.4Bn

# Solid Progress in Risk Control: Allocation of Risk Capital

Allocation of Risk Capital by Risk Categories
Enhancement of Risk Control and Capital Efficiency
Preparation for Basel II Requirements

Steady reduction of Credit and Stock Price Risks

## Allocation of Risk Capital


(Resource to Allocate)
(Risk Categories)
Tier 1 Capital
Credit Risk
Market Risk
Stock Price Risk
Operational Risk, etc.

<Calculation of Risk Capital>
Risk Capital is calculated for each risk category above
- Holding Period: 1 Year
- Confidence Interval: 99%

## Reduction of Risks
(Measured by allocated Risk Capital at the beginning of period)


INDEX (Risk Capital at Beg. of 1H of FY2002= 100)
Credit Risk
Market Risk
Stock Price Risk
(2Banks)
100
90
80
70
60
50
40
30
20
10
0
1H of FY2002
1H of FY2003
1H of FY2004
1H of FY2005
2H of FY2005

easures against the new Basel Capital Accord on "Outlier regulation"— Preliminary calculation results (as of the end of Sep. 2005) (JPY Bn)

If the interest rate risk amount of the banking account* is greater than 20 percent of the BIS Capital, the risk amount shall be reduced

* A scenario of a certain stressed interest rate movement was assumed

| Risk Amount | BIS Capital | Risk Amount to BIS Capital |
| --- | --- | --- |
| 519 | 7,609 | 6.8% |

# Appendix B.
# Medium-Term Business Plan and "Channel to Discovery" Plan


- Medium-Term Business Plan P.32
- Business Portfolio Strategy P.33
- Corporate Management Strategy P.34

# Medium-Term Business Plan

## Increase top-line earnings by investing management resources into the retail banking business and other areas of growth

**Profit Plan (3 Banks)**

n)


FY2004 (Actual)
FY2007 (Plan)
Gross Profits*
Global Retail Group
Global Corporate Group
Global Asset & Wealth Management Group
Base Expenses
Strategic Expenses
Expenses

usiness s JPY800Bn → JPY1,180Bn

olidated icome JPY318Bn** → JPY650Bn

Profits before credit costs for trust accounts
ng special factor of Supreme Court's judgment regarding CB's write-off of credits against Japan Housing Loan, Inc.

| Economic Assumptions> | FY2005 | FY2006 | FY2007 |
|---|---|---|---|
| eal GDP | 1.5% | 1.8% | 2.0% |
| A TIBOR | 0.09% | 0.3% | 0.6% |
| Year JGB (Newly Issued) | 1.5% | 1.8% | 2.0% |

■ **Gross Profits: +JPY 380Bn, 23% increase**
(FY2007(plan) over FY2004(actual))

**[Breakdown]**

- **Global Retail Group**
  - ➢ Gross Profits: +JPY 250Bn, 27% increase
  - ➢ Expense Ratio: 61% (FY2004) → approx. 45% (FY2007)
- **Global Corporate Group**
  - ➢ Gross Profits: +JPY 100Bn, 17% increase
  - ➢ Non-Interest Income Ratio: 33%(FY2004)→approx.45%(FY2007)
- **Global Asset & Wealth Management Group**
  - ➢ Gross Profits: +JPY 32Bn, 21% increase
    of which revenues from trust and asset management business account for approx. 60%

■ **G&A Expenses: Nearly level off, including Strategic Expenses**
**Expense Ratio will fall substantially due to an increase in Gross Profits**
**(FY2004: 50.9% → FY2007: Approx.41%)**

- **Further reduction in Base Expenses: Approx.-JPY103Bn**
  (FY2007(plan) over FY2004(actual))
  - ➢ Reduction in development, operating and outsourcing costs for IT systems, as a result of the IT systems integration
  - ➢ Promotion of business process reengineering and additional consolidation of domestic branch network
- **Strategic Expenses for measures to increase profits: Approx. JPY107Bn** (FY2007)
  - ➢ Mizuho Bank: Approx. JPY43Bn – Establish framework for consulting businesses, reform branch network and channels, etc.
  - ➢ Mizuho Corporate Bank: Approx. JPY16Bn – Expand the syndicated loan business, etc.
  - ➢ IT Systems Expenses (above 2 banks): Approx. JPY35Bn – Promote IT systems investments for improving customer satisfaction and reducing costs
  - ➢ Mizuho Trust & Banking: Approx. JPY13Bn – Allocate resources to growth business areas (real estate, private banking, etc.)

# Business Portfolio Strategy

## Reorganized Our Business Structure into 3 Global Groups, Established Private Banking Company and Created Business Collaborations

**evelopments>**

Established Japan's first full-fledged private banking company (Mizuho Private Wealth Management), and commenced business (Nov. 1, 2005)

- Reorganized retail strategy companies under Mizuho Bank (Oct. 2005)
- Reorganized credit card businesses:
  (1) Established a new company for UC Card merchant acquisition and processing operation businesses (Oct. 1, 2005); (2) Transferred the shares of UC Card (issuance business) to Credit Saison (Oct. 11, 2005)

- Commenced sales of new investment trust products through respective business collaborations with 3 U.S. banks (Jul. 2005)
- The Global Corporate Group sold managed-type CLOs originated by Wachovia Securities to Mizuho's institutional investor customers in Japan (Nov. 2005)

Reformation of Mizuho Holdings, Inc. to a new advisory company (Mizuho Financial Strategy) (Oct. 1, 2005)

Financial subsidiaries for corporate revitalization were merged into respective parent banks upon completion of their role as such (Oct. 1, 2005)

[After Reorganization]


Mizuho Financial Group, Inc.
Global Retail Group
Global Corporate Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
3
Mizuho Bank
5
Mizuho Investors Securities
2
UC Card
Mizuho Capital
Mizuho Corporate Bank
Mizuho Securities
Shinko Securities
Mizuho Trust & Banking
1
Mizuho Private Wealth Management (NEW)
Trust & Custody Services Bank
DLIBJ Asset Management
Fuji Investment Management
Dai-Ichi Kangyo Asset Management
4
Mizuho Financial Strategy
Other Group Companies

# Corporate Management Strategy

## Build an "Enterprising, Open, and Leading-edge" Mizuho Brand

***Listing on the New York Stock Exchange*** | ***Corporate Social Responsibility (CSR) Activities*** | ***New Branding Strategy***

**1 Promptly list on the New York Stock Exchange (NYSE) (During FY2006)**

- Established the Disclosure Committee (Apr. 2005) which manages the entire Group's progress on strengthening of disclosure and internal controls in compliance with the Sarbanes-Oxley Act in the U.S. (SOX) and with the revisions to the domestic disclosure controls
- Documentation of operational processes and designing of controls test are underway at the individual company level with respect to the SOX 404 (internal control over financial reporting)
- Evaluation of the effectiveness of disclosure controls and procedures is being conducted

**2 Promote Corporate Social Responsibility (CSR) Activities**

- New CSR Promotion Office, which was set up in Corporate Communications Division, coordinates uniformed CSR activities across Mizuho
- Established the CSR Committee (May 2005), enacted "Basic Policy on CSR" and plans to publish a record of activities in the "CSR Report" by the end of FY2005
- Mizuho Financial Group, Inc. and Mizuho Bank obtained certification of Information Security Management Systems under the "Conformity Assessment Scheme for ISMS", the national standard, and the "BS7799", the British standard, respectively

**3 Strengthen Branding Strategy to innovate "Mizuho Brand"**

- Reorganized Public Relations into Corporate Communications Division (May 2005), aiming to become a more communication-oriented organization
- Commenced various public relations and advertising activities aimed at increasing Mizuho's brand equity with "Channel to Discovery" as a slogan

# Appendix C.
# Strategic Focuses of Major Operating Subsidiaries


- Mizuho Bank — P.36 - 44
- Mizuho Investors Securities — P.45
- Mizuho Corporate Bank — P.46 - 49
- Mizuho Securities — P.50
- Mizuho Trust & Banking — P.51
- Mizuho Private Wealth Management — P.52
- Shinko Securities — P.53
- Group Synergies in 1H of FY2005 — P.54

# Mizuho Bank: Retail Banking Strategies (1)
# Enhance Profitability of "Mass-Retail Transactions"

## Platform of the Membership Service: TM Card with Credit Card Function without Annual Fee


courage "mass-retail
stomers" to upgrade
ir status to "targeted
customers"
Retention of
Customers
Mileage Function
Increase sales of
investment products
and loans to
individuals
Cross-Sell
Mizuho Mileage
Club
ATM Card with
Credit Card Function
(Revolving Credit Function)
Purchase Records of
Credit Card
Profits from
Credit Card Business
Improve profitability of
"mass-retail customers"


Number of MMC members
usand
eople
00
0
Sep. 2005
Mar. 2006
(Plan)
Mar. 2007
(Plan)
Mar. 2008
(Plan)

## Specific Measures to Increase Membership and Promote Card Use

### Increase Number of MMC Members

- **Expand customer base through business alliances with top brands**
  - ·Alliance with Credit Saison: MMC <Saison> (April 2005)
  - ·Alliance with JR-East: Mizuho Suica Card (scheduled for March 2006)
- **Promote increase of new members through sales promotion capabilities of Credit Saison and UC Card**
  - ·Invest in specialist sales staff and utilize Credit Saison and UC Card's expertise in acquiring new members to deploy full-scale MMC sales at branches of Mizuho Bank
- **Expand channels for accepting MMC applications**
  - ·Commence Internet applications (scheduled for 2H of FY2005)
- **Promote shift to MMC in tandem with abolishment of former membership program (scheduled for May 2006)**
  - ·Utilize DM and call centers to promote the transfer of members of former membership program (Mizuho Value Program)
    - Number of Mizuho Value Program members: approx. 7 million

### Improve Card Functions and Promote Marketing

- **Improve card functions by expanding the affiliations with Corporate Partners***
  - ·Added 6 affiliates, including catalog shippers and movers (June 2005) ➔ 14 Corporate Partners
  - ·Add further Corporate Partners such as an Internet service provider (2H of FY2005)
- **Enhance marketing methods by utilizing customer information**
  - ·Examine the development of a system that automatically runs mass cross-selling using DM, etc., and joint marketing with our Corporate Partners

* Services which offer bonus points for using Mizuho Mileage Club Card (credit card) at Partner Companies, and which exchange Partner Company points for Mizuho Mileage Club points

# Mizuho Bank: Retail Banking Strategies (2)
# Strengthen Credit Card Strategies

## Further Expand Credit Card Business through Enhancing Brand Power and Opening Up Customer Base to Each Other


Promote increase of new MMC <Saison> members by utilizing Credit Saison's expertise
Credit Saison members: 17 million
MMC<Saison> members
Mizuho Bank Individual deposit accounts: 26 million
Sales of Mizuho Bank products to Credit Saison customers

## Integration & Reorganization of Credit Card Business


Mizuho Bank*
Promote Alliance
Comprehensive Strategic Business Alliance (Dec. 2004)
Equity Participation
New UC Card
Card Issuing Business (UC Card)
Member Store Management Business
Processing Business
Next-Generation Joint Mission-Critical System
Outsourcing
Aggregation
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuing Business (Saison/UC Card)
Member Store Management Business
Processing Business

* Reorganized from Mizuho Financial Group, Inc. to Mizuho Bank (Oct. 2005)

- ■Integration of Card Issuing Business
  - Oct. 2005: Corporate split of UC Card into a company conducting card issuing business and a company conducting member store management and processing business and transfer of all shares of the card issuing company, which Mizuho owned, to Credit Saison
  - Jan. 2006: Merger of Credit Saison and the card issuing company (planned)
  - ⇨ To become the largest issuing company in Japan
- ■Aggregation of Member Store Management Business (To be executed from Mar. 2006)
- ■Outsourcing of Processing Business

# Mizuho Bank: Retail Banking Strategies (3)
## Strengthen Loan Business for Individuals

### Expand "Captive Loans" through Orico's Affiliated Merchant Network

**Expand and revitalize affiliated merchant network**


Orico
affiliated
merchants:
600,000
retailers

Expansion of affiliated merchant network through referrals from Mizuho Bank and Mizuho Corporate Bank

**Number of newly affiliated companies in 1H of FY2005: approx. 3,500**

Promote the shift in existing Orico retailers from Orico installment shopping credit to "Captive Loans" with Mizuho

**Balance of Captive Loans Guaranteed by Orico**


PY Bn)
00
00
00
00
0
Sep. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

### Expand Unsecured Loan Business through alliance with Orico

**Commence sale of a new type of card loans (Scheduled for Jan. 2006)**

**Feature:** Capture broad range of new members by separating into 2 systems, depending on profiles of the applicants


Low Risk
High Risk
Mizuho
Orico
Consumer Finance Companies

**A Product for low credit risk customers**

1. Competitive interest rates
2. Narrow down target by establishing fixed standards for selection

**A Product for middle credit risk customers**

1. No certification of annual income required → Increase in number of applications
2. Possible to acquire applicants who are not suitable for product for low credit risk customers

**Utilization of Orico's expertise in marketing and underwriting**

- **Transfer guarantee business for unsecured loans from UC Card to Orico (Apr. 2005)**
- **Increase loan balance based on joint Mizuho-Orico marketing**
  – raise limits; select card holders with insufficient use; and run promotions such as utilization of direct marketing

# Mizuho Bank: Retail Banking Strategies (4)
## Strengthen Loan Business for Individuals

### Strengthen Housing Loans

**Development and enhancement of systems in each sales channel**

Real estate broker channel (approx. 60%)

- Expand Housing Loan Centers and enhance sales staff

| | Sep. 2005 | Mar. 2006 (Plan) |
|---|---|---|
| Housing Loan Centers | 82 | 100 |
| No. of Sales Staff | 364 | 600 |

- Increase convenience through expansion of weekend and after-hours operations
- Increase personnel through external recruiting

Corporate customer channel

- Promote loans for employees of Mizuho's corporate customers (3,000 companies)

Sales branch channel (approx. 40%)

- Promote acquisition of refinancing (including strengthening defense against loans getting refinanced by other banks)
  - Focus on net increase in loan balance (in addition to origination amount)
  - Enhance housing loan consultations on non-business days (continuous service over weekends, etc.)
- Enhance strength of sales branches by employing loan-specialist RM, etc.

**Reconstruction of the underwriting system and strengthening of products**

**Commence trials of new underwriting model (Dec. 2005)**
- Strengthen capability to capture loans based on quantitative risk controls

**Develop highly convenient products**
- Develop products that meet the need for a medium to long-term fixed interest rates in refinancing

### Promote Securitization-type Housing Loans ("Flat 35") in Alliance with Government Housing Loan Corp (GHLC)

**GHLC will be transformed into an independent administrative institution (scheduled in Apr. 2007)**

**→ Further contraction of public financing by GHLC**
- Capture share of above market by increasing efforts for securitization-type housing loans
- Strengthen the ability to respond to demand for long-term fixed rate loans

**Flat 35 Origination Amount**

(JPY Bn)
100
50
0
1H of FY2004 2H of FY2004 1H of FY2005


(JPY Tn)
Balance of Residential Housing Loans + Flat 35
(incl. securitized amount *)
Flat 35
12
10
8
6
0
Sep. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

# Mizuho Bank: Retail Banking Strategies (5)
## Enhance Consulting Functions

**Increase Sales of Investment Products through Enhancement of Consulting Functions to Targeted Customers**



AUM: JPY 500M or more → PBs
AUM: JPY 100M or more → PBs
AUM: JPY 30M or more → 1st Class FCs
AUM: JPY 10M or more → 2nd/3rd Class FCs


### Establishment of a Full-Fledged Private Banking Company

- **Mizuho Private Wealth Management**
  **(Established in Oct. 2005, started operations in Nov. 2005)**

### Further Improvement of Products and Increase of Sales to High Net Worth Customers

- **Enhance business strength**
  - Establish new PB Department and increase staff (incl. outside hiring) (Number of staffs: 22 → 40)
  - Enhance development and sales of PB products (hedge funds investment trusts, etc.)



Balance of Investment Products
(JPY Tn)
Foreign Currency Deposits
Individual Annuities
Investment Trusts (excluding MMF& Gov. Bond Fund)
(Calculated at the same foreign exchange rate)
5
4
3
2
1
0
Sep. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)


### Establishment of the Best System for Consulting Functions

- **Review of product strategies**
  - Expand sales of products affiliated with 3 U.S. banks (Wachovia, Wells Fargo, Bank of New York)
    Balance of 3 funds aggregated: approx. JPY 20Bn (Sep. 30, 2005)

| Mizuho-Wachovia U.S. Investment-grade Bond Fund (Jul. 2005) |
|---|
| Mizuho-Wells Fargo Emerging Markets Equity Open (Jul. 2005) |
| Mizuho-BNY Bank Loan Fund (Sep. 2005) |

  - Expand sales of retail-targeted JGBs
    Total sales for 1H of FY2005: JPY 257.4Bn
- **Enhance services to targeted customers, which support the consulting function**
  - Release of "Mizuho Premium Cub" (Mar. 2005)
- **Train and deploy staff to support consulting functions**
  - Build a network of 2,000 Financial Consultants (FCs), including external recruiting
- **Enhance consulting channels**
  - Expand installation of "Premium Salons"
  - Enhance channels to promote group synergies such as "Planet Booth*"

| | Mar. 2005 | Sep. 2005 | Mar. 2006 (Plan)** |
|---|---|---|---|
| FCs | 893 | 1,322 | 2,000 |
| Premium Salons | 26 | 100 | 175** |
| Planet Booth* | 41 | 60 | 100 |

* Securities consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches (In addition to Planet Booths, promote group synergies using video phones)
** Plan of Premium Salons for Mar. 2006 is revised from the original plan

# Mizuho Bank: SME Banking Strategies (1)

## Increase Loans by Focusing on Middle Credit Risk Corporations and Small Corporations and Further Promote Solution Business

### Customer Segments of Small and Medium-sized Enterprises (SMEs)


Credit Rating
High
Low
Small Corporations
Lower Credit Risk Corporations
Middle Credit Risk Corporations
Other Watch Obligors
JPY 1Bn
Size (Annual Sales)


Develop Policies that Shift Focus to Profitable Middle Credit Risk Corporations
Establish a Framework for Increasing Loans by Lowering Operational Costs for Small Corporations
Use as a tool to increase loans
Promote Solution Business
Proposals that meet needs of individual companies
Provide sophisticated and specialized financial services to upper-middle corporate customers

# Mizuho Bank: SME Banking Strategies (2)

## Measures to Increase Loans to Middle Credit Risk Corporations (1)

### Increase Share of Loans with "Preauthorized Business Direction to Each Customer"

**Preauthorized medium- and long-term business direction based on customer profile and banking business relationship (="Grade of Business Direction")**



<Current lending posture to customers>
Lower Credit Risk Corporations
Middle Credit Risk Corporations
Other Watch Obligors
Positive
Positive
∫
Transaction by Transaction
Transaction by Transaction




<New lending posture to customers>
Positive
Transaction by Transaction


**Define share of loans to pursue ("Targeted Share of Loans") according to "Preauthorized Business Direction" and loan balance of customers**



Share
<Lending posture to customers with the highest grade for Business Direction>
100%
0%
Targeted Share of Loans
Current Share of Loans
Small
Loan Balance
Large


### Reviewed Credit Approval Process at HQs

**Speeding up of credit approval process through standardization and simplification**



Assess customer and business profile
Determine "Preauthorized Business Direction to Each Customer"
Check each transaction
Simple process and prompt credit approval


**Enhancement of underwriting skills specialized for SME-specific industries**

Increase loans by selecting targeted industries under different criteria from that for large corporations

Increase industry specialists for loan underwriting

Targeted industries: Restaurant, Semiconductor trade, Local TV network, Amusement, IT, Bio-tech, Nano-tech, Content provider, etc.

# Mizuho Bank: SME Banking Strategies (3)

## Increase Loans to Middle Credit Risk Corporations (2)

**Increase loans to corporations with high risk-adjusted returns**

**Utilize unsecured loan products especially "Super Wide"**

**Maintain and strengthen activities to increase market share and campaigns for refinancing**

**Plans for Loans Balance for Middle Credit Risk Corporations (Average Balance)**


(JPY Tn)
14
13
12
11
0
• Average Balance
1H of FY2005: based on average for period
FY2004
1H of FY2005
FY2005 (Revised Plan)
FY2007 (Revised Plan)

## Increase Loans to Small Corporations

**Establishment of a Low-cost Mass-Sales Channels**

**Plans for No. of Centers and Staff of Business Finance Centers (BFCs)**

| | FY2003 | FY2004 | 1H of FY2005 | FY2005 (Plan) |
|---|---|---|---|---|
| No. of Centers | 11 | 19 | 36 | 100 |
| BFC's Branches | 11 | 19 | 23 | 40 |
| BCF'S Sales Offices | - | - | 13 | 11 |
| Representative Offices located at Mizuho Bank | - | - | - | 49 |
| No. of Staff | 161 | 313 | 441 | 600 |

Mizuho Retirees: 170
Retirees from Credit Associations (Shinkin Banks) and Credit Unions: 290
Part-timers, etc.: 140

**Establishment of Sales Channels for New Loans**

**Launch of "Quick Partner"**
**(unsecured loan product guaranteed by Orico)**

**Plans for Origination Amount of New Loans to Small Corporations**


(JPY Bn)
500
400
300
200
100
0
1H of FY2004
2H of FY2004
1H of FY2005
2H of FY2005 (Plan)
FY2007 (Plan)

# Mizuho Bank: SME Banking Strategies (4)

## Promotion of Solution Business

### Increase Income from Solution Business


Plans for Fee Income from Solution Business
PY Bn)
70
60
50
40
30
20
10
0
Corporate Bonds
Syndicated loans/Comittment lines
Real estate finance
M&A/MBO
Securitization
Other fee income
1H of FY2004
2H of FY2004
1H of FY2005
2H of FY2005
(Plan)
FY2007
(Plan)
Corporate Bonds, Syndicated loans, Real estate finance etc.
Respond to Financing Needs
Securities brokerage etc.
Respond to Investment Needs
M&A, Securitization etc.
Respond to Corporate Management Needs

**Efforts Towards Strengthening the Framework for Solution Business**

- **Companies with potentials for IPOs**
  - —Drawing on Group's strength as a comprehensive financial services group
- **Investment Needs of Corporations**
  - —Promotion of Customer referrals and Securities brokerage
- **Business Succession Needs**
  - —Corporate Business Consulting Office was set up in the Business Research Division

**Set up a unit for proposing integrated solutions to upper middle class corporate customers**

# Mizuho Investors Securities: Performance & Management Strategies

## Results of 1H of FY2005

Substantial increase in profits, mostly due to increased trading profits attributable to the strengthening of group alliances and significant increases in the sales of foreign bonds
→ Elimination of accumulated losses


Ordinary Profits & Net Income (Non-consolidated)
(JPY Bn)
100
50
0
Ordinary Profits
Net Income
1H of FY2003
1H of FY2004
1H of FY2005

⇨ Strive for the Early Resumption of Dividends

## crease Profits by Strengthening Sales and Marketing

Retail Customers

- Strengthen non face-to-face channels (enhance online trading and call centers)

Corporate Customers

- Strengthen IPO-related business; focus on bookrunner deals by utilizing alliances with banks

Product Strategies

- Expand products and services for high net worth customers (cooperation with Mizuho Bank,etc.)
- Introduce securitization-type and other new products

## Pursue Group Synergies

- **Accelerate deployment of joint branches ("Planet Booth")**
  → Accelerate deployment of securities consulting booths ("Planet Booths") in the lobbies of Mizuho Bank branches (target of 100 branches)


Number of Joint Branches with Mizuho Bank
(Branches)
100
50
0
6
11
41
60
100
Sep. 2003
Mar. 2004
Mar. 2005
Sep. 2005
Mar. 2006 (Plan)

- **Utilize channels of Mizuho Bank: customer referrals and securities brokerage**
  - Customer Referrals for 1H of FY2005: approx. 5 thousand


Balance of Assets under Management (AUM) and % of AUM Acquired through Cooperation with Mizuho Bank*
* AUM acquired through alliance with Mizuho Bank / Total AUM
(JPY Tn)
(%)
Asset under Management
Asset through cooperation with Mizuho Bank
6
5
4
3
0
20
15
10
5
0
Mar. 2003
Mar. 2004
Mar. 2005
Sep. 2005

# Mizuho Corporate Bank: Expand Syndicated Loan Business (1)

## Rapidly Growing Syndicated Loan Market

### ~ Market Leader Aiming for a Market-Oriented Indirect Financing Model~

#### Domestic Syndicated Loan Market


(JPY Tn)
<Arranged Amount>
0.2
0.5
4.2
9.8
11.8
11.9
14.7
16.7
18.7
1997
1998
1999
2000
2001
2002
2003
2004
2005 (Jan-Sep)

(Source: Thomson Financial)

#### Participants in Syndicated Loans Arranged by Mizuho CB


<By the end of 1H FY05 actual>
Foreign Financial Institution and Other 70
Shinren 26
Insurance 19
Cooperative System Financial Institution, Trust Bank and City Bank 21
Regional Bank 64
More than 95% of Regional Banks (Including Second Regional Banks)
Second Regional Bank 43

#### Domestic Syndicated Loan Bookrunner League Table


<1H of FY2005 actual>
Other
Mizuho G 40%
MUFG 20%
SMBC 28%
Keeping 40% of market share in the growing market

(Source: Thomson Financial)

#### Income from Syndicated Loan Business of Mizuho CB


(Managerial Accounting Basis)
(JPY Bn)
60
50
40
30
20
10
0
(Plan)
FY2002
FY2003
FY2004
FY2005
FY2006 (Plan)
FY2007 (Plan)

# Mizuho Corporate Bank: Expand Syndicated Loan Business (2)

## Establish a Market-Oriented Indirect Financing Model

### Promote Loan Proposals to Improve Customers' Corporate Value

- Promote proposals for optimum debt structures to improve customers' corporate value
- Strengthen responsiveness to corporate reorganization and revitalization
- Diversify products: syndication for all levels of risk
  - ➔ ABLs, property finance (ships, airplanes, etc.), risk finance, secured loans, REITs, public sector, etc.
- Further promote cross-border transactions
  - ➔ Seize opportunities in changes of fund flows by taking advantage of changes in tax treaties on withholding taxes

### Create a Full-Fledged Secondary Loan Market

- Further expand investor base and market by eliciting customer needs
  - ➔ Target group: regional banks, pension, investment trusts, *shinkin* banks (credit associations), etc.
- Revitalize market through creation of credit to match risk preference of investors by utilizing beneficial interests in trusts and bank loan ratings, etc.
- 1H FY2005 performance; Number of transactions: over 120, transaction amount: approx. JPY 190Bn
- Estimated market size in FY2007: JPY 10Tn (approx. 10% of syndicated loan market)


Expansion of Domestic Syndicated Loan Business
Domestic Syndicated Loan Market
(JPY Tn)
120
100
80
60
40
20
0
Mizuho CB
Mizuho CB
Mizuho CB
2002
2005
2007
Mizuho CBs Arrangement in Syndicated Loan Business
(JPY Tn)
35
30
25
20
15
10
5
0
Corporate Revitalization
Term Loan
Commitment Line
2002
2005
2007


Overview of U.S. Syndicated Loan Market and Secondary Loan Market
(USD Bn)
1600
1400
1200
1000
800
600
400
200
0
(USD Bn)
160
140
120
100
80
60
40
20
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Primary Market (Left Scale)
Secondary Market (Right Scale)

(Source) Primary Market: Thomson Financial
Secondary Market: Loan Pricing Corporation

# Mizuho Corporate Bank: Enhance Overseas Operations

## Enhance Overseas Customer Base

### Overseas Japanese Customers

- Increase income from loan business
  - → Pursuit of increased market share
  - → Increase in loans during 1H of FY2005: USD 2.2Bn
- Capture the needs of Mizuho Bank's customers to expand overseas

### Overseas Non-Japanese Customers

- Expand customer base by investing management resources
- Increase in loans during 1H of FY2005: USD 5.6Bn


Loans Outstanding of Overseas Branches
(Managerial Accounting Basis)
JS$ Bn)
Japanese
Non-Japanese
60
40
20
0
Mar. 2002
Mar 2003
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
JPY 1.4Tn increase from Mar. 2005 to Mar. 2008

## Strengthen Product Responsiveness

### Enhance Settlement Solution Services

- **Expand cash management business by improving convenience of global CMS**
  - → Expand CMS sales through alliances with ABN AMRO Bank
  - → Global CMS Mandates:
    Net increase of 311 companies (1H of FY2005 actual)

### Expand Product Mix & Strategic Investments

- **Increase product-related revenues (MBOs, etc.)**
  - → MBO revenues in Europe almost doubled compared to FY2003
- **Expand investments in credit products**
  - → Expand transactions in CLOs, home-equity ABS, etc.
  - → Establish Americas Credit Investment & Management Division (Oct. 2005)

## Strengthen Global Network

- **Establish Asia Corporate Banking Division** (May 2005)
  - → Expand syndicated loans, settlement business and other products across the Asia region
- **Enhance overseas network through new branches and network strategies**
  - → Houston Rep. (Aug. 05), Atlanta Rep. (Feb. 06 (plan)), New Delhi Branch (Apr. 06 (plan))
  - → Complement network through newly establishing/ enhancing function of "Mizuho Desk" in business partners

# Mizuho Corporate Bank: Enhance Investment Banking Service

## Further Strengthen Financing Arrangement Business

### Acquisition Finance/MBOs

- Lead market expansion by fully utilizing the preeminent expertise in Japan and various functions
- Promote arrangements/structuring of acquisitions/corporate revitalization projects through Investment Finance Division
- Expand fund businesses through "Mizuho Capital Partners Co., Ltd."
  - → Expand investment of Mizuho MBO No. 2 Fund (JPY 35Bn)
  - → Establish Japan's first full-fledged mezzanine fund (JPY 25Bn (plan))
    - target: preferred stocks, subordinated debt, etc.
- Expand sophisticated MBO advisory services through "Mizuho Corporate Advisory Co., Ltd."
  - → Mizuho Management Advisory (established in Apr. 2005) seeks to acquire MBO projects of Mizuho Bank customers

### Real Estate Finance

- Strengthen arrangement capabilities by offering total finance packages including senior debt and mezzanine/equity
- Enhance advisory function for real estate finance
- Respond to various asset classes and structures
  - → No. of Arrangements : approx. 100 transactions
    Arranged amount : approx. JPY 1.6Tn

### Structured Finance

- Increase market share as a market leader in the securitization business
- Develop new profit source through the expansion of targeted asset classes for securitization and development of new schemes such as asset finance
- Balance of purchased loans (Sep. 2005): approx. JPY 2.0Tn

# Mizuho Securities: Performance of 1H FY2005

## Domestic Equity League Table
(Total of IPOs, POs, CBs, REITs)

| | | Amount (JPY Bn) | Share (%) |
|---|---|---|---|
| 1 | Nomura | 408.8 | 26.9 |
| 2 | Nikko Citigroup | 302.2 | 19.9 |
| 3 | Daiwa SMBC | 205.2 | 13.5 |
| 5 | **Mizuho** | 79.4 | 5.2 |
| 6 | **Shinko** | 68.9 | 4.5 |

## Straight Bond League Table

| | | Amount (JPY Bn) | Share (%) |
|---|---|---|---|
| 1 | **Mizuho** | 946.3 | 20.6 |
| 2 | Nomura | 936.1 | 20.4 |
| 3 | Daiwa SMBC | 724.7 | 15.8 |

(Includes Samurai bonds and local gov't bonds but excludes bank bonds, self issue, and retail targeted)

## M&A Advisory Ranking
(Completed deals; From January to September 2005)

| | | Deals | Share (%) |
|---|---|---|---|
| 1 | Nomura | 78 | 6.8 |
| 2 | Nikko Cordial | 58 | 5.0 |
| 3 | MTFG | 50 | 4.3 |
| 4 | **Mizuho Financial Group** | 49 | 4.2 |

(Japanese target, any acquirer)

## ABS Bookrunner League Table

| | | Amount (JPY Bn) | Share (%) |
|---|---|---|---|
| 1 | Daiwa SMBC | 370.3 | 23.4 |
| 2 | Nomura | 359.3 | 22.7 |
| 3 | Goldman Sachs | 250.0 | 15.8 |
| 4 | **Mizuho Financial Group** | 219.5 | 13.9 |

Domestic Public/Private issue + Euro Bond

urces) I-N Information Systems, Thomson Financial, etc.

# Mizuho Trust & Banking: Private Banking, Trust & Asset Management Business

## Private Banking

- **Strengthen profits through expanding sales of investment products and apartment loans and business related to testaments by expanding trust banking agency functions**
- **Provide trust products and services to ultra high net worth customers**
  -Co-operation with Mizuho Private Wealth Management (established in Oct. 2005)


Testamentary Trust
(Transactions)
14,000
12,000
10,000
0
Mar. 2005
Sep. 2005
Mar. 2008 (Plan)

## Real Estate

- **Allocate management resources and increase sales force**
  – Increase staff to Real Estate Unit, strengthen functions of the real estate sales subsidiary and enhance sales capability by promoting joint branches
- **Strengthen trust business in real estate securitization for fund business**


Real Estate Securitization
(JPY Bn)
3,500
3,000
2,500
0
Target for Mar. 2008 was achieved considerably ahead of schedule
Mar. 2005
Sep. 2005
Mar. 2008 (Plan)

## Other Trust & Asset Management Business (Monetary Claim Trust & Entrusted Assets)


Monetary Claim Trust
(JPY Bn)
8,000
6,000
4,000
2,000
0
Mar. 2005
Sep. 2005
Mar. 2008 (Plan)


Entrusted Assets
(JPY Tn)
35
30
25
0
Mar. 2005
Sep. 2005
Mar. 2008 (Plan)

# Full-Fledged Private Banking Company Commences Business

**"Comprehensive and One-Stop Service", similar to U.S. and European Financial Institutions, in compliance with Japanese legal requirements**

**ne-stop customer consultant teams are formed with professionals from respective fields to respond comprehensively to customers' nancial and non-financial needs**
onsulting and follow-ups through the "Integrated Asset & Liabilities Management Report"
rovides best solutions from Mizuho's respective product and service providers, based on consultation with Mizuho Private Wealth Management

**ll members of customer consultant team (approx. 20 people) have undertaken training on private banking business in the U.S. and urope (Aug.-Sep. 2005)**

**ommenced business on Nov. 1, 2005 (Started with approx. 100 customers which accounts for about 10% of the Mizuho Group's Ultra High Net /orth customers)**



Customer Needs
•Asset
Management
Succession
Investment
•Non-financial...
Consulting &Follow-ups utilizing "Integrated ALM Report"
Annual Fee
Provide Best Solutions
(both financial & non-financial)
Mizuho Private Wealth Management Co., Ltd.
(Commenced business Nov. 1, 2005)
Comprehensive Consultation
Customer Consultant Team
Customer Consultant Team
Customer Consultant Team
Business Alliances, etc.
Products & Services Providers
Explanation and Sale of Each Product
• Financial Products
Banking, Trust, Securities, etc.
• Insurance Products
• Real Estate
• Art Advisory
• Motor Advisory
• Charitable Services etc.
Concept of Products & Services Provided :
• Made-to-Order • Open Architecture




"Integrated Asset & Liabilities Management Report"
Chronological analysis of customer's total assets by risk type, currencies, maturities, etc.
Financial Assets
(Banking, Trust, Securities)
+
Non-financial Assets
(Personal property, real estate, other assets)
Maturities
Currencies
Risk Type
Executive Summary

# Shinko Securities: Performance & Management Strategies

## Results of 1H of FY2005

**Substantial increase in profits, mostly due to expansion of equity-related business due to favorable market conditions and expansion of the customer base and strong sales of investment trusts and foreign bonds**


(JPY Bn)
Ordinary Profits (Non-consolidated)
1H
20
10
0
FY2003
FY2004
FY2005

## Initiatives in New Businesses Areas

**Market Consultation*:** **Leads competitors - Alliance with 52 companies**
- Also 64 referred businesses

* Business of banks referring SMEs, that want to go public, to securities firms

**Securities Brokerage, Customer Referral:** **Approaching mainly regional banks**
- Contracts with 4 companies for securities brokerage and 9 companies for customer referral

**Wrap Account (Shinko Asset Management Wrap):**
Accounts: 1,277, Amount: JPY 32.2Bn (As of Sep. 30, 2005)

**Promote alliances with various businesses**
- Tokio Marine & Nichido Fire Insurance: 3% equity share in Shinko, alliance in the development and sale of financial products
- The Dai-Ichi Mutual Life Company: joint establishment of company to manage private equity fund (Jul. 2005)
- Tomato Bank: establishment of joint branches (Jun. 2005)

## Expand Customer Base in Retail and Middle Market

- **Retail: Increase commission income from investments and foreign bonds, etc.**
  - Increase safe-holding of shares held "in drawers" at home, and implement funds through favorable sale of retail-targeted JGBs
  - Steady increase in online trading (No. of accounts: approx. 330 thousand)


Sales of Equity Investment Trusts
(JPY Bn)
400
300
200
100
0
1H
FY2003
FY2004
FY2005


Sales of Foreign Bonds
(JPY Bn)
300
200
100
0
1H
FY2003
FY2004
FY2005

- **Investment Banking: Maintained good performance especially in stock underwriting business**
  - IPOs:12 bookrunner deals (2nd in industry), 9.6% underwriting share (4th)
  - POs: 2 bookrunner deals (5th in industry), 3.7% underwriting share (7th)

## Pursue Group Synergy

- **Mizuho Corporate Bank**
  - Strengthen alliances in the investment banking business: focusing on liaising with the bank's regional sales units
  - Strengthen alliances in the securities brokerage business: privately placed structured bonds to regional financial institutions
- **Mizuho Bank**
  - Two joint branches (Marunouchi-Chuo and Umeda branches)
  - Market consultation business: entry into management of IPOs, etc.

# Group Synergies in 1H of FY2005 (Examples)



## Mizuho Bank

**Mizuho Corporate Bank**
- Deals with Japanese customers in overseas markets
  - 870 (+ 25%)

**Mizuho Trust & Banking**
- Contracts in trust banking agencies (products for individuals, transfer agent, etc.)
  - 250 (- 24%)
- Testamentary trust contracts
  - 460 (+ 46%)
- Real estate related business (including securitization) contracts
  - 720 (- 3%)

**Mizuho Investors Securities**
- Referral contracts of investment products for corporate and retail customers
  - 4,560 (- 29%)
- Referral contracts of fund raising by corporate customers
  - 190 (3.6 times)

## Mizuho Corporate Bank

**Mizuho Bank**
- Retail products for employees of corporate customers (accounts for wages, housing loans for employees, etc.)
  - 510 companies (+ 57%)

**Mizuho Trust & Banking**
- Contracts in trust banking agencies (pensions, transfer agents, securities custodian, securitization, etc.)
  - 170 companies (+ 36%)
- Real estate related business (including securitization) contracts
  - 260 (+ 139%)

**Mizuho Securities**
- Deals with lead manager status in equity-related products
  - 5 (- 10 deals)
- Deals with lead manager status in debt-related products
  - 56 (+ 14 deals)

**Shinko Securities**
- Underwriting fees and securities sales commissions
  - + 7% from 1H of FY2004

## Other Synergies

lizuho Corporate Bank – UC Card: 320 companies introduced co-branded card, corporate card, etc. (+ 11%)

lizuho Corporate Bank – Asset Management Companies: 170 companies were introduced (+ 43%)

ıte: Figures in ( ) indicate changes in percentage or number of transactions from 2H of FY2004, otherwise noted.
For Mizuho Trust & Banking, figures in ( ) indicate changes from 1H of FY2004.

# Appendix D.
# Financial Data

## ■ Financial Results for 1H of FY2005


- Overview of Interim Financial Results for FY2005 — P.56
- Overview of Results of Other Major Group Companies — P.57
- Performance of each Global Group by Business Segment — P.58-59
- Analysis of Profit and Loss Statement — P.60
- Variance Analysis between Consolidated and 3 Banks — P.61
- Analysis of Gross Profits — P.62
- Expenses, Employees and Branches — P.63
- Use & Source of Funds and Interest Margins — P.64
- Housing and Consumer Loans/Loans to Both Small/Medium-Size Companies and Individual Clients/Deposits — P.65
- Breakdown of Deferred Tax Assets (DTAs) — P.66
- BIS Capital Ratio — P.67
- Earnings Estimates for FY2005 — P.68


## ■ Risk Management - Asset Quality/Stock and Bond Portfolio


- Overview of Disclosure of NPLs — P.69
- NPL Balance and Coverage & Reserve Ratios — P.70
- Final Disposals — P.71
- Disclosed Claims under FRL and Coverage Ratios by Industry — P.72
- Status of Loans by Nationality of Borrowers — P.73
- Gains and Losses on Securities — P.74
- Projected Redemption of Other Securities — P.75
- Stock Portfolio by Industry — P.76
- Conservative Accounting Measures — P.77
- Status of Credit Ratings — P.78
- Preferred Shares and Fully Diluted Outstanding Shares of Common Stock — P.79

# Overview of Interim Financial Results for FY2005

onsolidated Net Income increased JPY 104Bn (+44%) from the first half of FY2004, to reach a record Net Income for the group of JPY 338Bn. This was due to e steady increase in top-line earnings following the start of a new phase in management strategies (Consolidated Gross Profits increased 8% from 1H of Y2004), and to the further progress in financial health

onsolidated Net Business Profits increased JPY 87Bn (+20%) from the first half of FY2004. The increase was attributable to the profits from Customer Groups ee p.58) boosted by strengthened Non-Interest Income and steady cost reductions as well as to the recovery of market related profits, especially in Net Gains lated to Bonds (government bonds, etc.)

onsolidated Credit Costs remained at a low level of JPY 14Bn, despite an increase of JPY 43Bn compared to the first half of FY2004 when substantial gains on versal of reserves were recorded

ecorded losses (JPY85Bn in Other Expenses) due to the restructuring of bond portfolios against the risk of rising interest rate

et Deferred Tax Assets (Net DTAs) decreased by JPY 244Bn, and the ratio of Net DTAs to Tier 1 Capital dropped to 19.6%. This was due in part to the recording f firm Taxable Income

ecured a sufficient level of BIS Capital Ratio at 10.73% after the repayment of public funds on preferred shares of JPY 616Bn, on the back of the accumulation of etained Earnings

/ Bn)

| | Consolidated | Change from 1H FY2004 | (Reference) 3 Banks | Change from 1H FY2004 |
|---|---|---|---|---|
| oss Profits | 1,045 | 84 | *3 968 | 179 |
| Net Interest Income | 533 | -31 | *3 619 | 92 |
| Net Fee & Commission Income and Net Fiduciary Income | 289 | 47 | 205 | 32 |
| Net Trading Income | 81 | 11 | 10 | 2 |
| Net Other Operating Income (including Net Gains Related to Bonds) | 141 | 56 | 133 | 52 |
| neral & Administrative Expenses | -548 | 14 | -404 | 16 |
| t Business Profits*1 | 507 | 87 | *3 564 | 195 |
| edit Costs | -14 | -43 | -14 | -48 |
| t Gains related to Stocks | 121 | 41 | 72 | 10 |
| dinary Profits | 453 | 154 | *3 423 | 222 |
| t Extraordinary Gains | 41 | -89 | 67 | -73 |
| t Income | 338 | 104 | *3 398 | 206 |
| )E*2 | 17.70% | 4.80% | | |

*3 Includes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

solidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses luding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other olidation adjustments

= Net Income (annualized) / ((Opening Shareholders' Equity + Closing Shareholders' Equity) / 2)

| | Consolidated | Change from Mar. 2005 | 3 Banks | Change from Mar. 2005 |
|---|---|---|---|---|
| sclosed Claims under the FRL*4 (=NPLs) | 1,361 | -225 | 1,297 | -198 |
| t Deferred Tax Assets | 758 | -244 | | |
| ; Capital Ratio (Preliminary) | 10.73% | -1.18% | | |

*4 FRL: Financial Reconstruction Law

## Analysis of Changes (Consolidated)

**<Business Results>** (Changes from 1H of FY2004)

- Net Interest Income — Decreased JPY 31Bn
  - Decreased from the first half of FY2004 in part due to the impact of the decrease in the balance of Claims against Watch Obligors. This was in spite of the increase in the balance of loans in this fiscal year, especially on loans overseas and loans to domestic middle credit risk corporations
- Net Fee and Commission Income, Net Fiduciary Income — Increased JPY 47Bn
  - Increase in Net Fee and Commission Income from syndicated loan business and sales of investment trusts
- Net Trading Income + Net Other Operating Income — Increased JPY 68Bn
  - Net Gains related to Bonds: increased JPY 39Bn
  - Profits on Foreign Exchange Transactions: increased JPY 27Bn
- Credit Costs — Increased JPY 43Bn
  - Increased from the first half of FY2004 in part due to the decrease in Reversal of Reserves for Possible Losses on Loans, etc. However, at a level that is low compared to initial estimates (full-year JPY 180Bn)
- Net Gains related to Stocks
  - Gain on sales of a part of our Mizuho Trust & Banking stock (JPY 42Bn)
- Other Expenses
  - Recorded losses due to the bond portfolio restructuring (JPY 85Bn)

**<NPLs and DTAs>** (Changes from Mar. 2005)

- Balance of Non-Performing Loans — Decreased JPY 225Bn
  - NPL ratio (3 Banks) reached 1% range six months ahead of schedule
- Net Deferred Tax Assets — Decreased JPY 244Bn
  - Ratio of Net DTA to Consolidated Tier 1 fell to 19.6% (decreased 4.3 percentage points from end of FY2004)

# Overview of Results of Other Major Group Companies

**The variance of Net Business Profits between Consolidated and 3 Banks (+ JPY 63.2Bn*) (of which the Group's securities subsidiaries accounted for + approx. JPY 44.0Bn) and the variance of Net Income (+ JPY 59.6Bn*) reflect the Group's strength as a comprehensive financial services group, demonstrated particularly by the Group's securities subsidiaries**
**Both figures exclude JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization**

## roup Securities Companies (non-consolidated)

**Earnings in each company increased substantially, on the back of strengthened Trading Profits, reflecting the market environment, and on the back of strengthened group synergies.**

(JPY Bn)

### Mizuho Securities

nary Profits reached a record interim amount PY 30.8Bn. The increase was mainly due to increase in commission income, especially in ، structured finance and other investment king business. It was also due to the increase Trading Profits reflecting the favorable around in the market environment.

| | 1H of FY2005 | Change from 1H of FY2004 |
|---|---|---|
| Net Op. Income | 59 | 12 |
| G&A Expenses | -29 | -4 |
| Ordinary Profits | 30 | 9 |
| Net Income | 20 | 7 |

### Mizuho Investors Securities

Income increased JPY 7.1Bn from the first half FY2004 to reach JPY 9.7Bn, and losses ght forward were eliminated. The increase the result of strengthened group alliances and stantial increases in Trading Profits due to ng sales of foreign bonds.

| | 1H of FY2005 | Change from 1H of FY2004 |
|---|---|---|
| Net Op. Income | 31 | 9 |
| G&A Expenses | -22 | -4 |
| Ordinary Profits | 9 | 4 |
| Net Income | 9 | 7 |

### Shinko Securities

(An affiliate under equity method)

Income increased JPY 8.4Bn from the first half Y2004, to reach JPY 14.9Bn. The increase mainly due to the increase in Trading Profits cting the favorable turnaround in the market ronment.

| | 1H of FY2005 | Change from 1H of FY2004 |
|---|---|---|
| Net Op. Income | 60 | 6 |
| G&A Expenses | -49 | -1 |
| Ordinary Profits | 12 | 5 |
| Net Income | 14 | 8 |

## Variance of Net Business Profits between Consolidated and 3 Banks

**Major Factors** (Excluding impact of dividends received from the financial subsidiaries for corporate revitalization)

- **Group Securities Companies (see left): approx. + JPY 44Bn**
- **Mizuho Credit Guarantee (credit guarantee business): approx. + JPY 17Bn**
- **Mizuho Information & Research Institute (information processing services) : approx. + JPY 6Bn**
- **Total of other subsidiaries and others: approx. + JPY 25Bn**
- **Elimination of intra-group dividends: approx. - JPY 30Bn**

**(Reference)**

**JPY 17.7Bn Increase in Variance of Net Income between Consolidated and 3 Banks from 1H of FY2004 (+JPY 41.9Bn → +JPY 59.6Bn)**

**Major Factors** (Excluding impact of dividends received from the financial subsidiaries for corporate revitalization)

- **Net Income of securities and other subsidiaries:**
  **Increased approx. JPY 20Bn**
- **Gains on sales of a part of Mizuho Trust & Banking stock:**
  **Increased JPY 42.4Bn**
- **Adjustment for intra-group dividends, Minority Interests in Income, and Equity in Income from Investments in Affiliates:**
  **Decreased approx. JPY 45Bn**

# Performance of each Global Group by Business Segment (1)

(JPY Bn)

| solidated Business Profits | FY2004 1H (Actual) | FY2004 (Actual) | FY2005 1H (Actual) | Change from 1H of FY2004 |
|---|---|---|---|---|
| ɜross Profits | 686.8 | 1,392.3 | 695.5 | +8.7 |
| ɜ&A Expenses | -339.5 | -668.8 | -331.1 | +8.4 |
| **stomer Groups** | 347.3 | 723.4 | 364.3 | +17.0 |
| ɜross Profits | 102.7 | 236.9 | ※ 273.1 | +170.4 |
| ɜ&A Expenses | -80.9 | -160.3 | -72.7 | +8.2 |
| **ıding & Others** | 21.8 | 76.5 | ※ 200.4 | +178.6 |
| ɜross Profits | 789.6 | 1,629.1 | ※ 968.7 | +179.0 |
| ɜ&A Expenses | -420.5 | -829.1 | -404.0 | +16.5 |
| **ıks** (incl. revitalization subs.) | 369.1 | 800.0 | ※ 564.6 | +195.5 |
| inary Profits ecurities Subs) | 25.9 | 48.3 | 40.4 | +14.4 |
| **ks + 2 Securities Subs.** | 395.0 | 848.2 | ※ 605.0 | +210.0 |
| ance between solidated and 3 Banks | 51.6 | 112.5 | ※ -56.7 | -108.3 |
| **lidated siness Profits** | 420.7 | 912.5 | 507.9 | +87.2 |

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

| **obal Retail Group>** | FY2004 1H (Actual) | FY2004 (Actual) | FY2005 1H (Actual) | Change from 1H of FY2004 |
|---|---|---|---|---|
| Gross Profits | 150.7 | 291.1 | 137.4 | -13.3 |
| G&A Expenses | -104.7 | -206.4 | -100.1 | +4.6 |
| **tail Banking** | 46.0 | 84.7 | 37.3 | -8.7 |
| Gross Profits | 260.3 | 523.8 | 270.8 | +10.5 |
| G&A Expenses | -135.9 | -264.1 | -127.4 | +8.5 |
| **rporate Banking** | 124.4 | 259.7 | 143.4 | +19.0 |
| Gross Profits | 34.5 | 85.1 | 55.9 | +21.4 |
| G&A Expenses | -39.7 | -78.7 | -30.9 | +8.8 |
| **ıding & Others** | -5.2 | 6.4 | 25.0 | +30.2 |
| Gross Profits | 445.5 | 900.1 | 464.1 | +18.5 |
| G&A Expenses | -280.3 | -549.2 | -258.4 | +21.8 |
| Net Business Profits ıg revitalization subsidiary) | 165.2 | 350.9 | 205.7 | +40.4 |
| IS Ordinary Profits | 4.8 | 8.3 | 9.5 | +4.7 |
| **let Business Profits ary Profits)** | 170.0 | 359.2 | 215.2 | +45.2 |

## Overview

- [Customer Groups] Net Business Profits increased by JPY 17Bn year on year, exceeding the original plan by slightly more than JPY 10Bn. The decrease in loan interest income, due mainly to decrease in domestic loan interest income, was more than offset by increased non-interest income from both domestic and international businesses as well as from further cost reduction. Net of the income from securitization of housing loans in the first half of the previous fiscal year and the effect of change in the accounting treatment for accrued Fiduciary Income in the first half of this fiscal year, which were both special factors, the real increase was about JPY 27Bn.
- [Trading & Others] Market-related income, which was disappointing in the previous fiscal year, was strong in terms of both trading and ALM activities as a result of our correct assessment of market trends and exercise of timely operations. Driven also by further cost reduction, Net Business Profits for "Trading & Others" increased substantially by JPY 58.6Bn year on year, exceeding the original plan by slightly more than JPY 10Bn, even net of the dividend of JPY 120.0Bn from the financial subsidiaries for corporate revitalization, which was a one-off special factor.
  Thus, Net Business Profits for 3 Banks, net of special factors, increased substantially year on year by about **JPY 85Bn.**
- [Consolidated Net Business Profits] In addition to the above, reflecting the good performance of securities subsidiaries, Consolidated Net Business Profits increased by about JPY 87Bn year on year. When the above special factors are accounted for other than the dividends which are also to be eliminated when consolidated, Consolidated Net Business Profits increased substantially by about **JPY 100Bn** in substance year on year.

## Mizuho Bank (MHBK)

- [Retail Banking] Housing loan balance increased steadily in addition to increased origination amount of "Flat 35," a housing loan utilizing a securtization scheme in alliance with the Government Housing Loan Corp. "Captive Loan" guaranteed by Orico increased rapidly and the sales of investment products is expanding steadily. Helped further by cost cutting, net of the special factor of the income from securitization of housing loans in the first half of previous fiscal year, Net Business Profits increased by about JPY 7Bn year on year in substance.
- [Corporate Banking] With respect to lending, although the loan balance to targeted Middle Credit Risk Corporations increased, overall loan interest income decreased. The increase in non-interest income mainly attributed to solution business, foreign exchange and derivatives more than offset the decrease in loan interest income. Helped further by the benefits of cost cutting, Net Business Profits increased by about JPY 19Bn year on year.
- [Trading & Others] Market-related income was better than originally planned owing mainly to trading income related to customer transactions. Further helped by the benefits of cost cutting, Net Business Profits in "Trading & Others" improved markedly by about JPY 30Bn and returned to the black from the deficit in the first half of previous fiscal year.

## Mizuho Investors Securities (MHIS)

- As a result of a sharply higher trading income from buoyant sales of foreign bonds, Ordinary Profits increased year on year by about JPY 5Bn. On the back of the strong performance, the company eliminated its accumulated losses for the first time in twelve years.

# Performance of each Global Group by Business Segment (2)

(JPY Bn)

| | FY2004 1H (Actual) | FY2004 (Actual) | FY2005 1H (Actual) | Change from 1H of FY2004 |
|---|---|---|---|---|
| **bal Corporate Group>** | | | | |
| ross Profits | 170.6 | 342.9 | 159.9 | -10.7 |
| &A Expenses | -40.8 | -80.7 | -41.0 | -0.2 |
| **estic Corporate Banking** | 129.8 | 262.2 | 118.9 | -10.9 |
| ross Profits | 40.5 | 86.0 | 52.2 | +11.7 |
| &A Expenses | -22.6 | -46.2 | -25.2 | -2.6 |
| **rnational Banking** | 17.9 | 39.8 | 27.0 | +9.1 |
| ross Profits | 68.2 | 151.9 | ※ 217.2 | +149.0 |
| &A Expenses | -41.2 | -81.6 | -41.8 | -0.6 |
| **ding & Others** | 27.0 | 70.2 | ※ 175.4 | +148.4 |
| ross Profits | 279.3 | 580.8 | ※ 429.3 | +150.0 |
| &A Expenses | -104.6 | -208.5 | -108.0 | -3.3 |
| et Business Profits revitalization subsidiaries) | 174.6 | 372.2 | ※ 321.2 | +146.6 |
| SC Ordinary Profits | 21.0 | 40.0 | 30.8 | +9.7 |
| **t Business Profits ry Profits)** | 195.7 | 412.3 | ※ 352.1 | +156.3 |

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

| **bal Asset & Wealth Management Group>** | FY2004 1H (Actual) | FY2004 (Actual) | FY2005 1H (Actual) | Change from 1H of FY2004 |
|---|---|---|---|---|
| ross Profits | 64.7 | 148.2 | 75.2 | +10.4 |
| &A Expenses | -35.5 | -71.3 | -37.4 | -1.9 |
| t Business Profits revitalization subsidiary) | 29.2 | 76.8 | 37.7 | +8.4 |

## Mizuho Corporate Bank (MHCB)

- [Domestic Corporate Banking] Although the decrease in loan balance bottomed out during the first half of this fiscal year, in terms of profit, the decline in loan interest income could not be offset by the increase in non-interest income. As a result, Net Business Profits were down by about JPY 11Bn year on year.
- [International Banking] The outstanding balance of loans to both Japanese and non-Japanese corporations increased strongly. Non-interest income also performed well especially in Europe and Asia. As a result, Net Business Profits increased substantially by about 50% year on year.
- [Trading & Others] Market-related income, led by ALM activities and credit investments, was better than originally planned. Net Business Profits for "Trading & Others" increased substantially by about JPY 28Bn year on year, notwithstanding net of the dividends of JPY 120.0Bn from the financial subsidiaries of corporate revitalization, which was a one-off special factor.

## Mizuho Securities (MHSC)

- Largely due to increase in fee and commission income generated mainly in investment banking business such as M&A and structured finance and increase in trading income in stock and others on the back of improved market environment, Ordinary Profits increased substantially by about JPY 10Bn year on year.

## Mizuho Trust & Banking (MHTB)

- While Gross Profits in banking business decreased slightly year on year, Gross Profits in trust and asset management business increased in mainly pension and asset management business and real estate business, in addition to the effect of the change in the accounting treatment for accrued Fiduciary Income from the first half of this fiscal year (affected amount: +JPY 5.5Bn). Thus, overall Gross Profits increased by about JPY 10Bn year on year (percent of Gross Profits from trust and asset management business in total Gross Profits increased to 57.4%). As a result, although G&A Expenses increased slightly, Net Business Profits increased by about JPY 8Bn year on year (an increase of about JPY 3Bn even when the above special factor deducted).

ata included in the figures on p.58 and 59 are based on the internal management data and are the aggregates for each described segment. The figures are based on the new management counting rules which were applied from FY2005 under the "3 Global Groups organization." In connection with that, results figures for FY2004 are different from those disclosed in the presentation aterial "Financial Results for FY2004" dated July 2005, on p.60 "Performance of each Business Segment (3 Banks)," which was calculated under the old rules. On the other hand, "Breakdown of rnings Estimates for FY2005" on p.23 of the same material was calculated under the new rules.
ustomer Groups" for 3 Banks in the "Consolidated Net Business Profits" represents the sum of MHBK's "Retail Banking" and "Corporate Banking," MHCB's "Domestic Corporate Banking" and ternational Banking" and MHTB.
HBK's results for "Retail Banking" in the first half of FY2004 include the income of JPY 15.9Bn from securitization of housing loans. MHCB's results for "Trading & Others" in the first half of FY2005 lude the dividend of JPY 120.0Bn from the financial subsidiaries for corporate revitalization. MHTB's results for the first half of FY2005 include the affected amount of JPY 5.5Bn due to change in accounting treatment for accrued Fiduciary Income. Each of these is also included in the figures for the corresponding sector in the "Consolidated Net Business Profits".
Banks + 2 Securities Subs" in the "Consolidated Net Business Profits" and each group's "Total Net Business Profits (Ordinary Profits)" are simple aggregates without applying equity method, etc.

# Analysis of Profit and Loss Statement

(JPY Bn)

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| onsolidated Gross Profits | 1,045.8 | 84.5 | 961.2 |
| Net Interest Income | 533.1 | -31.4 | 564.5 |
| Fiduciary Income | 34.1 | 7.3 | 26.7 |
| *Credit Costs for Trust Accounts* | -0.6 | 0.8 | -1.4 |
| Net Fee and Commission Income | 255.4 | 40.2 | 215.1 |
| Net Trading Income | 81.5 | 11.5 | 70.0 |
| Net Other Operating Income | 141.6 | 56.8 | 84.7 |
| eneral and Administrative Expenses | -548.3 | 14.6 | -563.0 |
| onsolidated Net Business Profits*1 | 507.9 | 87.2 | 420.7 |
| xpenses related to Portfolio Problems + Provision r General Reserve for Possible Losses on Loans | -61.0 | 94.5 | -155.5 |
| Losses on Write-offs of Loans | -26.4 | 111.9 | -138.4 |
| et Gains related to Stocks*2 | 121.4 | 41.3 | 80.1 |
| quity in Income from Investments in Affiliates | 4.7 | 2.7 | 2.0 |
| ther | -109.6 | -83.4 | -26.1 |
| rdinary Profits | 453.0 | 154.3 | 298.6 |
| et Extraordinary Gains | 41.2 | -89.1 | 130.4 |
| Reversal of Reserves for Possible Losses on Loans, etc.*3 | 47.0 | -138.4 | 185.4 |
| come before Income Taxes and Minority Interests | 494.2 | 65.1 | 429.0 |
| come Taxes - Current | -24.8 | -5.9 | -18.9 |
| - Deferred | -89.4 | 58.9 | -148.4 |
| nority Interests in Net Income | -41.3 | -13.5 | -27.7 |
| et Income | 338.5 | 104.6 | 233.9 |

nsolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other consolidation adjustments
t Gains related to Stocks include Gains on Dispositon of Investment in Subsidiary of JPY42.4Bn.
te that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| edit-related Costs cluding Credit Costs for Trust Accounts) | -14.6 | -43.0 | 28.4 |

t-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans
+ Reversal of Reserves for Possible Losses on Loans, etc + Credit Costs for Trust Accounts

## Analysis of Changes

- **Net Interest Income**
  - Decreased from 1H of FY2004 in part due to the impact of the decrease in the balance of Claims against Watch Obligors. This was in spite of the increase in the balance of loans in this fiscal year, especially on loans overseas and loans to domestic middle credit risk corporations.
- **Fiduciary Income**
  - Increase due to change in standards for recording Fiduciary Income: + JPY 5.8Bn
- **Net Fee and Commission Income**
  - Increase in Net Fee and Commission Income from areas such as syndicated loan business and sales of investment trusts and individual annuities
- **Net Trading Income + Net Other Operating Income**
  - Profits on Foreign Exchange Transactions: +JPY 27.4Bn
  - Net Gains related to Bonds: +JPY 39.9Bn
- **General and Administrative Expenses**
  - Decrease in expenses related to Employee Retirement Benefits due to decrease in Amortization of Unrecognized Actuarial Differences: - JPY 9.5Bn, etc.
- **Net Gains related to Stocks**
  - Gain on sales of a part of Mizuho Trust & Banking stock: +JPY 42.4Bn
- **Other (Net Non-recurring Gains (Losses))**
  - Losses on sales of bonds and valuation losses of bonds both through restructuring of bond portfolio: -JPY 85.3Bn
- **Net Extraordinary Gains (Losses)**
  - Reversal of Reserves for Possible Losses on Loans, etc.: - JPY 138.4Bn
  - Losses on Impairment of Fixed Assets: + JPY 26.9Bn
    (Losses due to early application of the accounting for impairment of fixed assets in 1H of FY2004: JPY 43.5Bn)

# Variance Analysis between Consolidated and 3 Banks

(JPY Bn)

| | Consolidated (A) | 3 Banks (B) | (A)-(B) |
|---|---|---|---|
| solidated Gross Profits / Gross Profits | 1,045.8 | * 968.1 | 77.6 |
| t Interest Income | 533.1 | * 619.2 | - 86.1 |
| luciary Income | 34.1 | 33.6 | 0.4 |
| *edit Costs for Trust Accounts* | - 0.6 | - 0.6 | - |
| t Fee and Commission Income | 255.4 | 171.6 | 83.7 |
| t Trading Income | 81.5 | 10.1 | 71.3 |
| t Other Operating Income | 141.6 | 133.3 | 8.3 |
| eral and Administrative Expenses / General and inistrative Expenses (Excluding Non-recurring es) | - 548.3 | - 404.0 | - 144.3 |
| solidated Net Business Profits** / Net Business Profits | 507.9 | * 564.6 | - 56.7 |
| lit-related Costs | - 14.6 | - 14.6 | 0 |
| Gains related to Stocks | 121.4 | 72.5 | 48.8 |
| nary Profits | 453.0 | * 423.3 | 29.6 |
| Extraordinary Gains | 41.2 | 67.3 | - 26.0 |
| versal of Reserves for Possible Losses on Loans, etc. | 47.0 | 69.0 | - 22.0 |
| ncome | 338.5 | * 398.8 | - 60.3 |

JPY120.0Bn in dividends from the financial subsidiaries for corporate revitalization due to simple aggregation of 3 Banks' figures.
ated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other consolidation adjustments

## Major Factors for the Variance

- **Net Interest Income**
  - Elimination of dividends received, including JPY 120Bn in dividends received from the financial subsidiaries for corporate revitalization
  - Loan guarantee subsidiaries, etc.
- **Net Fee and Commission Income**
  - Mizuho Information & Research Institute, Mizuho Securities, Mizuho Investors Securities, etc.
- **Net Trading Income**
  - Mizuho Securities Group, Mizuho Investors Securities, etc.
- **General and Administrative Expenses / Expenses**
  - Mizuho Information & Research Institute, Mizuho Securities Group, etc.
  - Difference of accounting rules on Personnel Expenses (Non-recurring Losses) such as Amortization of Net Obligation by the Change of Accounting Policy (expense related to Employee Retirement Benefits) (G&A Expenses on consolidated basis vs. Net Nonrecurring Gains (Losses) on 3 Banks basis)
- **Credit-related Costs**
  - Almost no variance mainly due to Reversal of Reserves for Possible Losses on Loans in some subsidiaries

- **Net Extraordinary Gains (Losses)**
  - Decrease in Net Extraordinary Gains (Losses) on a consolidated basis mainly due to different classification of Reversal of Reserves for Possible Losses on Loans between consolidated basis and non-consolidated basis

## ss Profits

# Analysis of Gross Profits

(JPY Bn)

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| s Profits | * 968.1 | 179.9 | 788.2 |
| mestic Gross Profits | * 744.2 | 131.7 | 612.4 |
| let Interest Income | * 536.6 | 88.1 | 448.4 |
| iduciary Income | 33.6 | 6.8 | 26.8 |
| let Fee and Commission Income | 138.4 | 22.2 | 116.1 |
| let Trading Income | 19.9 | 7.0 | 12.9 |
| let Other Operating Income | 15.5 | 7.3 | 8.1 |
| ernational Gross Profits | 223.9 | 48.1 | 175.7 |
| let Interest Income | 82.6 | 4.5 | 78.0 |
| let Fee and Commission Income | 33.2 | 2.8 | 30.4 |
| let Trading Income | - 9.7 | - 4.2 | - 5.5 |
| let Other Operating Income | 117.7 | 44.9 | 72.7 |

es JPY120.0Bn in dividends from the financial subsidiaries for corporate revitalization due to simple aggregation
nks' figures.

## Analysis of Changes

### <Domestic Gross Profits>

- **Net Interest Income (excluding dividends received from the financial subsidiaries for corporate revitalization: - JPY 31.8Bn)**
  - Decreased from 1H of FY2004 in part due to the impact of the decrease in the balance of Claims against Watch Obligors. This was in spite of the increase in the balance of loans in this fiscal year, especially on loans to middle credit risk corporations
- **Net Fee and Commission Income**
  - Increased Net Fee and Commission Income from areas such as syndicated loan business and sales of investment trusts and individual annuities
- **Net Trading Income + Net Other Operating Income**
  - Increased compared to 1H of FY2004 when there was a sudden rise in long-term interest rates

### <International Gross Profits>

- **Net Interest Income**
  - Despite increased funding costs due to increase in U.S. interest rates, Net Interest Income slightly increased mainly due to increase in interests and dividends on securities and in loans of overseas branches
- **Net Other Operating Income**
  - Gains on sale related to foreign bonds increased by flexible operations responding to fluctuations in overseas interest rates, and gains from customer FOREX transactions increased.

### <Ratio of Non-Interest Income to Gross Profits>

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| Mizuho Bank* | 39.3% | 8.2% | 31.0% |
| Mizuho Corporate Bank* | 36.6% | 7.9% | 28.7% |
| Mizuho Trust & Banking* | 71.1% | 2.7% | 68.3% |
| 3 Banks | 41.1% | 7.8% | 33.3% |

*Aggregate figures of revitalization subsidiaries
(Note) Excluding dividends of JPY 120 Bn from revitalization subsidiaries

# Expenses, Employees and Branches

## &A Expenses

**3 Banks**

(JPY Bn)

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| neral and Administrative Expenses cluding Non-recurring Losses) | - 404.0 | 16.5 | - 420.5 |
| ersonnel Expenses | - 122.5 | 2.8 | - 125.4 |
| lon-Personnel Expenses | - 257.0 | 11.4 | - 268.5 |
| Premium for Deposit Insurance | - 26.7 | - 0.8 | - 25.8 |
| liscellaneous Taxes | - 24.3 | 2.1 | - 26.5 |

## Analysis of Changes

- **Personnel Expenses: JPY 2.8Bn decrease**
  (Base Expenses)
  ・Reduction in Expenses related to Employee Retirement Benefits: - JPY 3.2Bn
  ・Head count reduction: - JPY 4.0Bn
  (Strategic Expenses)
  ・Increase in Financial Consultants, etc.:+ JPY 4.4Bn
- **Non-personnel Expenses: JPY 11.4Bn decrease**
  (Base Expenses)
  ・Effects of IT systems integration, etc.: - JPY 14.3Bn
  ・Effects of consolidation of domestic branch network, etc.: - JPY 3.9Bn
  (Strategic Expenses)
  ・Implementation of retail banking strategies, etc.: + JPY 7.2Bn
- **Taxes: JPY 2.1Bn decrease**
  ・Reduced property tax as the result of the sale of properties

## of Employees

* Excluding financial subsidiaries for corporate revitalization

**3 Banks***

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| nployees xcluding Executive Officers) | 26,161 | 714 | - 592 | 25,447 | 26,753 |

## of Branches

* Excluding financial subsidiaries for corporate revitalization

Mizuho Bank (Domestic): -9 Branches

**3 Banks***

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| ead Offices and omestic Branches | 454<br>*452* | - 75<br>*- 9* | - 112<br>*- 14* | 529<br>*461* | 566<br>*466* |
| verseas Branches | 21 | - | - | 21 | 21 |

res in italics denote number of branches when counting multiple branches operating at the same location as one.

# Use & Source of Funds and Interest Margins

## Use & Source of Funds (Domestic Operations)

(JPY Bn, %)

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| | Average Balance | Average Balance | Average Balance |
| f Funds | 87,811.7 | -2,589.5 | 90,401.2 |
| *ans* | *50,570.2* | *-2,149.5* | *52,719.7* |
| *curities* | *31,420.5* | *2,892.6* | *28,527.9* |
| e of Funds | 91,599.7 | -2,326.7 | 93,926.4 |
| *posits* | *57,757.7* | *1,831.6* | *55,926.0* |
| *CDs* | *9,324.2* | *-552.5* | *9,876.8* |
| *bentures* | *7,620.3* | *-1,439.5* | *9,059.8* |
| *ll Money* | *6,856.7* | *-2,244.5* | *9,101.3* |

## Interest Margins (Domestic Operations)

(%)

| | | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|---|
| Return on Interest-Earning Assets | | 1.25 | 0.20 | 1.04 |
| Return on Loans and Bills Discounted | | 1.33 | (0.14) | 1.48 |
| Return on Securities | | 1.24 | 0.77 | 0.46 |
| Cost of Funding (including Expenses) | | 0.77 | (0.05) | 0.82 |
| Cost of Deposits and Debentures (including Expenses) | | 0.90 | (0.08) | 0.98 |
| Cost of Deposits and Debentures | | 0.08 | (0.02) | 0.11 |
| Cost of Other External Liabilities | | 0.15 | (0.05) | 0.20 |
| Net Interest Margin | (1)-(4) | 0.47 | 0.25 | 0.22 |
| Loan and Deposit Rate Margin (including Expenses) | (2)-(5) | 0.43 | (0.06) | 0.49 |
| Loan and Deposit Rate Margin | (2)-(6) | 1.24 | (0.11) | 1.36 |

its and Debentures include NCDs.

Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

| | | | | |
|---|---|---|---|---|
| Return on Loans and Bills Discounted | | 1.45 | (0.14) | 1.60 |
| Loan and Deposit Rate Margin (including Expenses) | (11)-(5) | 0.55 | (0.06) | 0.61 |
| Loan and Deposit Rate Margin | (11)-(6) | 1.36 | (0.11) | 1.48 |

* Excluding financial subsidiaries for corporate revitalization

## Analysis of Changes

➤ **Factors of change in average balance of funds**

- Loan outstanding balance bottomed out in 1H of FY2005. Average balance decreased from 1H of FY2004 mainly due to the reduction of non-performing loans and of claims against Other Watch Obligors, etc.
- Average balance of securities increased from 1H of FY2004 mainly due to an increase in average balance of JGB of Mizuho Bank
- Average balance of debentures continued to decrease (Mizuho Corporate Bank is planning to suspend the issuances of five-year coupon debentures and issue straight bonds from Apr. 2006)

➤ **Loan and Deposit Rate Margins**

- Decreased from the first half of FY2004 due to improvement of asset quality, such as reduction of claims against Watch Obligors with relatively wider margins

Through improved asset quality, risk-adjusted returns (loan spread) were almost unchanged (+2bps) compared with Sep. 2004.
(2 Banks, based on managerial accounting)

# Housing and Consumer Loans / Loans to Both Small/Medium-Size Companies and Individual Clients / Deposits

## Balance of Housing and Consumer Loans

(JPY M)

| 3 Banks | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| Housing and Consumer Loans | 11,671,121 | -161,902 | -150,325 | 11,833,023 | 11,821,446 |
| *Housing Loans for owner's residential housing* | ** *9,071,933* | ** *-68,537* | ** *33,738* | *9,140,471* | *9,038,194* |

Above figures are aggregated banking and trust account amounts. (Trust account denotes trust accounts with contracts indemnifying the principal amounts).

At Mizuho Trust & Banking, the balance of consumer loans decreased JPY 84.2 Bn in 1H of FY2005. This was due to the loan trust account housing loans being converted to beneficiary rights, in preparation for discontinuing the acceptance of new loan trust applications. (Transfer from loans and bills discounted to monetary claims.) Consequently, if these special factors are excluded, the balance of residential housing loans increased JPY 15.7 Bn from Mar. 2005 and increased JPY 118.0 Bn from Sep. 2004.

## Loans to Both Small/Medium-Size Companies and Individual Clients

(%, JPY M)

| 3 Banks | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| Percentage of Loans to Both Small/Medium-Size Companies and Individual Clients to Total Domestic Loans | 61.6 | -0.8 | 0.8 | 62.4 | 60.7 |
| Loans to Both Small/Medium-Size Companies and Individual Clients | 36,676,749 | -631,077 | -605,484 | 37,307,826 | 37,282,234 |

## Breakdown of Deposits (Domestic Offices)

(JPY M)

| 3 Banks* | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| Deposits | 67,385,874 | 2,300,558 | 4,904,004 | 65,085,315 | 62,481,869 |
| Individual Deposits | 31,270,869 | 342,751 | 486,738 | 30,928,118 | 30,784,131 |
| Corporate Deposits | 28,843,990 | 229,043 | 2,987,699 | 28,614,946 | 25,856,291 |
| Financial/Government Institutions | 7,271,012 | 1,728,763 | 1,429,567 | 5,542,248 | 5,841,445 |

The above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.
* Excluding financial subsidiaries for corporate revitalization

# Breakdown of Deferred Tax Assets (DTAs)

## Deferred Tax Assets

**Net DTAs reduced by JPY 249.0Bn from March 31, 2005**

(JPY Bn)

| | | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|---|
| Reserves for Possible Losses on Loans | 1 | 322.1 | 38.7 | 37.9 | 283.4 | 284.2 |
| Devaluation of securities | 2 | 1,094.7 | -2.8 | -2.0 | 1,097.6 | 1,096.8 |
| Net Unrealized Losses on Other Securities | 3 | - | - | -9.4 | - | 9.4 |
| Reserve for Employee Retirement Benefits | 4 | 7.2 | 0.7 | 0.9 | 6.4 | 6.3 |
| Tax Losses Carried Forward | 5 | 1,419.7 | -78.0 | -207.2 | 1,497.7 | 1,626.9 |
| Other | 6 | 417.3 | 18.7 | 67.9 | 398.5 | 349.3 |
| Total Deferred Tax Assets | 7 | 3,261.3 | -22.4 | -111.9 | 3,283.8 | 3,373.2 |
| Valuation Allowance | 8 | -1,741.3 | -80.1 | -73.7 | -1,661.1 | -1,667.5 |
| Sub Total [ 7 + 8 ] | 9 | 1,520.0 | -102.5 | -185.7 | 1,622.6 | 1,705.7 |
| Amount related to Retirement Benefits Accounting | 10 | -241.2 | -1.0 | -13.7 | -240.2 | -227.4 |
| Unrealized Profits related to Lease Transactions | 11 | - | - | - | - | - |
| Net Unrealized Gains on Other Securities | 12 | -496.9 | -149.1 | -252.1 | -347.7 | -244.8 |
| Other | 13 | -26.2 | 3.7 | -0.0 | -30.0 | -26.2 |
| Total Deferred Tax Liabilities | 14 | -764.4 | -146.4 | -265.9 | -618.0 | -498.5 |
| Net Deferred Tax Assets [7 + 8 + 14] | 15 | 755.5 | -249.0 | -451.6 | 1,004.5 | 1,207.1 |

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of -JPY138.0Bn.

Analysis of Major Changes (from Mar. 31, 2005)

- Decrease in net loss carry-forwards due to positive taxable income of approx. JPY 192Bn (3 Banks excluding financial subsidiaries for corporate revitalization): - JPY 78.0Bn
- Increase in valuation allowance by conservative estimation of future taxable income: - JPY 80.1Bn
- Increase in deferred tax liabilities due to increase in unrealized gains on other securities: - JPY 149.1Bn

*cluding financial subsidiaries for corporate revitalization

# BIS Capital Ratio

(%, JPY Bn)

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| (1) Capital Adequacy Ratio | 10.73 | -1.18 | -1.13 | 11.91 | 11.86 |
| Tier I Ratio | 5.44 | -0.75 | -0.57 | 6.19 | 6.01 |
| (2) Tier I | 3,862.4 | -309.5 | -181.6 | 4,172.0 | 4,044.1 |
| Common Stock and Preferred Stock | 1,540.9 | - | - | 1,540.9 | 1,540.9 |
| Capital Surplus | 69.6 | -952.9 | -952.8 | 1,022.5 | 1,022.5 |
| Retained Earnings | 1,322.7 | 350.2 | 688.4 | 972.5 | 634.3 |
| Minority Interests in Consolidated Subsidiaries | 1,114.1 | 34.9 | 38.3 | 1,079.2 | 1,075.7 |
| *Preferred Stock Issued by Overseas SPCs* | *942.8* | *14.9* | *5.5* | *927.9* | *937.2* |
| Unrealized Losses on Other Securities | - | - | - | - | - |
| Treasury Stock | -134.8 | 259.7 | -0.5 | -394.5 | -134.2 |
| Foreign Currency Translation Adjustments | -50.1 | -1.4 | 44.9 | -48.6 | -95.1 |
| Goodwill Equivalent | -0.0 | -0.0 | -0.0 | -0.0 | -0.0 |
| Consolidation Differences Equivalent | - | - | - | - | - |
| (3) Tier II | 4,039.2 | 82.7 | -5.8 | 3,956.4 | 4,045.1 |
| *Amount included in Capital* | *3,862.4* | *-93.9* | *-181.6* | *3,956.4* | *4,044.1* |
| 45% of Unrealized Gains on Other Securities | 589.8 | 163.8 | 297.8 | 426.0 | 292.0 |
| 45% of Revaluation Reserve for Land | 141.4 | -9.2 | -23.6 | 150.7 | 165.1 |
| General Reserve for Possible Losses on Loans | 550.3 | -87.0 | -284.3 | 637.3 | 834.6 |
| Debt Capital | 2,757.5 | 15.1 | 4.3 | 2,742.3 | 2,753.1 |
| *Perpetual Subordinated Debt and Other Debt Capital* | *827.1* | *-27.1* | *12.7* | *854.3* | *814.4* |
| *Subordinated Debt and Redeemable Preferred Stock* | *1,930.3* | *42.2* | *-8.4* | *1,888.0* | *1,938.7* |
| (4) Deductions from Capital | 115.1 | 6.8 | 1.6 | 108.2 | 113.5 |
| (5) Capital (2)+(3)-(4) | 7,609.8 | -410.3 | -364.8 | 8,020.2 | 7,974.6 |
| (6) Risk-adjusted Assets | 70,874.8 | 3,549.8 | 3,635.4 | 67,324.9 | 67,239.4 |

- Major factors for changes in Capital (Since Mar. 2005: - JPY 410.3Bn, of which change in Tier 1: - JPY 309.5Bn)
  - Net Income: + JPY 338.5Bn
  - Repayment of public funds preferred shares: - JPY 692.9Bn (Capital Surplus decreased in the same amount due to repurchase and cancellation of public funds preferred shares)
  - Cancellation of public funds preferred shares repurchased in the last fiscal year; Decrease in Treasury Stock: JPY 259.9Bn, Capital Surplus: - JPY 259.9Bn
- Major factors for increase in Risk-adjusted Assets (Since Mar. 2005: + JPY 3,549.8Bn): Increased asset such as Loans and credit investments, due to enhancement of risk-taking capability
  - On-balance sheet items (Since Mar. 2005: + JPY 2,266.6Bn); Increase in Loans: approx. + JPY 0.6 Tn, Credit investments and others: approx + JPY 1.5 Tn
  - Off-balance sheet items (Since Mar. 2005: + JPY 799.3Bn); Increase in overseas commitment lines: approx. + JPY 0.6 Tn

# Earnings Estimates for FY 2005

## Consolidated

(JPY Bn)

| | FY2005 (Estimates) | Change from FY2004 |
|---|---|---|
| Consolidated Net Business Profits* | 1,040.0 | 127.4 |
| Credit Costs | -80.0 | 13.9 |
| Net Gains related to Stocks | 150.0 | -60.3 |
| Ordinary Profits | 980.0 | 322.5 |
| Net Income | 630.0 | 2.6 |

* Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments

## 3 Banks

(JPY Bn)

| | FY2005 (Estimates) | | | |
|---|---|---|---|---|
| | Aggregated Figures of 3 Banks | Mizuho Bank + financial subsidiaries for corporate revitalization | Mizuho Corporate Bank + financial subsidiaries for corporate revitalization | Mizuho Trust & Banking + financial subsidiaries for corporate revitalization |
| Net Business Profits | ** 1,042.0 | 440.0 | ** 520.0 | 82.0 |
| Credit Costs | -57.0 | -60.0 | 15.0 | -12.0 |
| Ordinary Profits | ** 851.0 | 260.0 | ** 530.0 | 61.0 |
| Net Income | ** 654.0 | 160.0 | ** 460.0 | 34.0 |

**Includes JPY120.0Bn in dividends from the financial subsidiaries for corporate revitalization due to simple aggregation of 3 Banks' figures.

## Mizuho Financial Group, Inc. (Non-consolidated)

(JPY Bn)

| | FY2005 (Estimates) | |
|---|---|---|
| | | Change from FY2004 |
| Operating Income | 130.0 | 103.5 |
| Ordinary Profits | 113.0 | 98.6 |
| Net Income | 790.0 | 759.1 |

Banks*

# Overview of Disclosure of NPLs

mber 2005)

(JPY Bn)

**1. SELF-ASSESSMENT**

| Categorization | Non-Category | Category II | Category III | Category IV (Non-Collateralized) |
|---|---|---|---|---|
| upt and Substantially upt Obligors 161.4 | 161.4 (Collateral, guarantees, etc.:147.0 Reserve for Possible Losses: 14.4) | | Reserve Ratio 100% | Direct Write-offs |
| ive Control Obligors 702.7 | 618.5 (Collateral, guarantees, etc.: 247.1 Reserve for Possible Losses: 371.3) | | 84.1 Reserve Ratio 81.5% | |
| Special Attention Obligors — Claims for Special Attention 429.4 | Reserve Ratio against Uncovered Portion: 32.5% (Collateral, guarantees, etc.: 182.7 Reserve for Possible Losses: 80.1) | | | |
| Other Watch Obligors | | | | |
| Normal Obligors | | | | |
| Total 69,978.6 | | | | |

Reserve Ratio against Total Claims
- Other Watch Obligors 9.77%
- Normal Obligors 0.12%

**2. Disclosed Claims under the Financial Reconstruction Law**

| Disclosed Claims under the Financial Reconstruction Law | |
|---|---|
| Claims against Bankrupt and Substantially Bankrupt Obligors | 161.4 (Coverage Ratio 100%) |
| Claims with Collection Risk | 702.7 (Coverage Ratio 88.0%) |
| Claims for Special Attention (Note 1) | 429.4 (Coverage Ratio: 61.2%) |
| Total | 1,293.6 |

Total Coverage Ratio 80.6%

**3. Non-Accrual, Past Due & Restructured Loans**

| Non-Accrual, Past Due & Restructured Loans | |
|---|---|
| Loans to Bankrupt Obligors | 66.8 |
| Non-Accrual Delinquent Loans | 768.1 |
| Loans Past Due for 3 Months or More | 29.4 |
| Restructured Loans | 399.7 |
| Total | 1,264.2 |

29.4 (Note 2)

## Amount of Partial Direct Write-offs (Banking Account)

Disclosed Claims under the Financial Reconstruction Law: 784.1

Non-Accrual, Past Due & Restructured Loans: 760.6

(Note 1) Claims for Special Attention is denoted in individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

(Note2) The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

## Claims against Special Attention Obligors (Banking Account)

Coverage Ratio: 64.5%

Reserve Ratio for Uncovered Portion: 35.1%

Reserve Ratio against Entire Claim: 19.2%

king account

# NPL Balance and Coverage & Reserve Ratios

## NPLs under FRL

**Achieved an NPL Ratio of 1% range, six months ahead of schedule**

**nking Account + Trust Account)**

(JPY Bn)

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| Claims against Bankrupt and Substantially Bankrupt Obligors | 161 | -48 | -238 | 209 | 400 |
| Claims with Collection Risk | 702 | -103 | -159 | 805 | 862 |
| Claims for Special Attention | 433 | -47 | -528 | 480 | 961 |
| al | 1,297 | -198 | -927 | 1,495 | 2,224 |

ove figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| ount of Partial Direct Write-offs | 784 | -81 | -453 | 865 | 1,237 |
| L Ratio (%) | 1.85 | -0.31 | -1.29 | 2.16 | 3.14 |

## overage & Reserve Ratios

**Continued conservative reserves and maintained high ratios**

**nking Account)**

(%)

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| verage Ratio | 80.6 | 3.9 | 3.1 | 76.6 | 77.4 |
| Claims against Bankrupt and Substantially Bankrupt Obligors | 100.0 | - | - | 100.0 | 100.0 |
| Claims with Collection Risk | 88.0 | 3.0 | 5.5 | 84.9 | 82.4 |
| Claims against Special Attention Obligors | 64.5 | 10.4 | 0.1 | 54.0 | 64.3 |

serve Ratio against Non-collateralized Claims

(%)

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| Claims against Bankrupt and Substantially Bankrupt Obligors | 100.0 | - | - | 100.0 | 100.0 |
| Claims with Collection Risk | 81.5 | 6.1 | 11.3 | 75.4 | 70.1 |
| Claims against Special Attention Obligors | 35.1 | 3.2 | -7.0 | 31.9 | 42.2 |

ference) Reserve Ratios

(%)

| | September 2005 | Change from March 2005 | Change from September 2004 | March 2005 | September 2004 |
|---|---|---|---|---|---|
| ims against Special Attention Obligors | 19.24 | -2.32 | -6.78 | 21.56 | 26.02 |
| ns against Watch Obligors excluding Claims against Special Attention Obligors | 9.77 | 1.49 | 0.11 | 8.28 | 9.66 |
| ims against Normal Obligors | 0.12 | 0.00 | -0.00 | 0.11 | 0.12 |

# esults of Final Disposals

## Progress in Removal of Problem Assets from the Balance Sheet
(Accumulated Removal Amount and Removal Ratio)

(Banking Account + Trust Account) (JPY Bn) (%) (%)

| | Amount | Balance at September 2005 | Accumulated Removal Amount | Accumulated Removal Ratio | Modified Accumulated Removal Ratio* |
|---|---|---|---|---|---|
| Categorized before September 2002 | 6,630.3 | 83.5 | 6,546.8 | 98.7 | 99.4 |
| Newly categorized during 2H of FY2002 | 809.5 | 38.8 | 770.6 | 95.2 | 96.9 |
| Newly categorized during 1H of FY2003 | 390.3 | 18.1 | 372.1 | 95.3 | 96.8 |
| Newly categorized during 2H of FY2003 | 525.9 | 28.6 | 497.3 | 94.5 | 96.5 |
| Newly categorized during 1H of FY2004 | 515.7 | 46.3 | 469.4 | 91.0 | 94.4 |
| Newly categorized during 2H of FY2004 | 674.1 | 499.7 | 174.4 | 25.8 | 29.2 |
| Newly categorized during 1H of FY2005 | 148.9 | 148.9 | | | |
| Total | 9,695.0 | 864.2 | 8,830.8 | | |

* Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

## Breakdown of Accumulated Amount Removed from the Balance Sheet

(JPY Bn)

| (Banking Account + Trust Account) | Amount Removed | | | | | | Accumulated Amount Removed from B/S from 2H of FY2000 |
|---|---|---|---|---|---|---|---|
| | Up to 2H of FY2002(*) | In 1H of FY2003 | In 2H of FY2003 | In 1H of FY2004 | In 2H of FY2004 | In 1H of FY2005 | |
| Liquidation | -962.2 | -20.6 | -129.5 | -27.3 | -160.3 | -28.5 | -1,328.7 |
| Restructuring | -994.5 | -46.4 | -320.8 | -139.5 | -98.6 | -12.5 | -1,612.6 |
| Improvement in Business Performance due to Restructuring | -121.2 | -6.4 | -43.9 | -0.5 | -2.9 | -1.0 | -176.3 |
| Securitization | -2,637.6 | -116.0 | -411.9 | -254.1 | -502.5 | -153.2 | -4,075.7 |
| Direct Write-off | 1,761.8 | 19.3 | 519.6 | 128.6 | 363.0 | 99.2 | 2,891.8 |
| Other | -2,605.8 | -332.6 | -438.1 | -428.7 | -520.0 | -203.8 | -4,529.2 |
| Debt Recovery | | -224.2 | -313.7 | -160.7 | -291.4 | -148.5 | |
| Improvement in Business Performance | | -108.3 | -124.4 | -267.9 | -228.6 | -55.2 | |
| Total | -5,559.7 | -502.9 | -824.7 | -721.7 | -921.6 | -300.0 | -8,830.8 |

* From the 2H of FY2000 to the 2H of FY2002.

# Disclosed Claims under FRL and Coverage Ratios by Industry

**ınking Account + Trust Account)**

(JPY Bn, %)

| | September 2005 | | | | | | March 2005 | | September 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Change from March 2005 | | Change from September 2004 | | | | | |
| | Disclosed Claims under the FRL | Coverage Ratio | Disclosed Claims under the FRL | Coverage Ratio | Disclosed Claims under the FRL | Coverage Ratio | Disclosed Claims under the FRL | Coverage Ratio | Disclosed Claims under the FRL | Coverage Ratio |
| nestic Total (excluding Loans Booked Offshore) | 1,236.4 | 81.5 | -189.4 | 4.2 | -879.8 | 4.0 | 1,425.8 | 77.3 | 2,116.3 | 77.5 |
| lanufacturing | 96.3 | 86.0 | -19.8 | 7.3 | -92.1 | 5.4 | 116.2 | 78.7 | 188.5 | 80.6 |
| griculture | 0.5 | 94.6 | -0.1 | 1.5 | -0.9 | 1.9 | 0.7 | 93.0 | 1.5 | 92.6 |
| orestry | 0.0 | 100.0 | 0.0 | 100.0 | 0.0 | 100.0 | - | - | - | - |
| ishery | 0.0 | 100.0 | 0.0 | - | -1.7 | - | 0.0 | 100.0 | 1.7 | 100.0 |
| lining | 0.0 | 100.0 | 0.0 | 100.0 | -0.7 | 0.0 | - | - | 0.7 | 99.9 |
| onstruction | 87.2 | 83.2 | -10.3 | 1.0 | -79.8 | 18.5 | 97.5 | 82.2 | 167.0 | 64.6 |
| tilities | 0.7 | 100.0 | -0.2 | - | 0.0 | -0.4 | 1.0 | 100.0 | 0.7 | 100.4 |
| ommunication | 8.0 | 74.2 | -3.7 | 5.7 | -5.9 | 19.8 | 11.8 | 68.4 | 13.9 | 54.3 |
| ransportation | 134.3 | 72.0 | 57.5 | 3.5 | 105.5 | -2.3 | 76.8 | 68.5 | 28.7 | 74.3 |
| /holesale & Retail | 237.4 | 74.1 | -97.7 | 5.0 | -314.3 | 0.0 | 335.1 | 69.1 | 551.8 | 74.2 |
| nance & Insurance | 6.6 | 64.3 | -1.6 | -11.8 | -36.9 | -31.6 | 8.3 | 76.1 | 43.6 | 96.0 |
| eal Estate | 256.3 | 90.4 | -38.4 | 4.7 | -274.7 | 7.8 | 294.7 | 85.7 | 531.1 | 82.5 |
| ervice Industries | 238.5 | 78.1 | -37.4 | 9.1 | -45.3 | 8.7 | 275.9 | 68.9 | 283.8 | 69.3 |
| ocal Government | - | - | - | - | - | - | - | - | - | - |
| ther | 170.1 | 88.3 | -37.3 | -2.2 | -132.6 | 2.4 | 207.5 | 90.5 | 302.7 | 85.9 |
| rseas Total (including Loans Booked Offshore) | 61.0 | 59.5 | -8.6 | -2.2 | -47.3 | -16.9 | 69.7 | 61.8 | 108.4 | 76.4 |
| overnments | 8.3 | 17.8 | -2.1 | -6.5 | -2.4 | -8.1 | 10.5 | 24.4 | 10.7 | 26.0 |
| nancial Institutions | 0.6 | 100.0 | 0.0 | - | -0.2 | 9.4 | 0.6 | 100.0 | 0.9 | 90.5 |
| ther | 52.0 | 65.7 | -6.5 | -2.3 | -44.6 | -16.2 | 58.5 | 68.0 | 96.7 | 81.9 |
| al | 1,297.5 | 80.6 | -198.1 | 3.9 | -927.2 | 3.1 | 1,495.6 | 76.6 | 2,224.7 | 77.4 |

ove figures are aggregated banking and trust account amounts. (Trust account denotes trust accounts with contracts indemnifying the principal amounts).

# Status of Loans by Nationality of Borrowers

## Loans to Restructuring Countries

(Banking Account +Trust Account)

(JPY Bn, number of countries)

| | September 2005 | | | March 2005 | September 2004 |
|---|---|---|---|---|---|
| | | Change from March 2005 | Change from September 2004 | | |
| Loan amount | 42.9 | -8.4 | -5.9 | 51.4 | 48.8 |
| Number of Restructuring Countries | 6 | - | - | 6 | 6 |

## Loans by Nationality of Borrowers

(Banking Account +Trust Account)

(JPY Bn)

| | September 2005 | | | | | | March 2005 | | September 2004 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Change from March 2005 | | Change from September 2004 | | | | | |
| | Outstanding Loans | *Non-Accrual, Past Due and Restructured Loans* | Outstanding Loans | *Non-Accrual, Past Due and Restructured Loans* | Outstanding Loans | *Non-Accrual, Past Due and Restructured Loans* | Outstanding Loans | *Non-Accrual, Past Due and Restructured Loans* | Outstanding Loans | *Non-Accrual, Past Due and Restructured Loans* |
| | 1,619.0 | 22.9 | 283.1 | -3.0 | 373.3 | -7.1 | 1,335.8 | 26.0 | 1,245.6 | 30.1 |
| *hina* | *315.9* | *5.1* | *46.9* | *4.6* | *77.1* | *2.7* | *268.9* | *0.4* | *238.8* | *2.4* |
| *ong Kong* | *252.7* | *2.7* | *48.7* | *0.3* | *24.4* | *0.2* | *204.0* | *2.3* | *228.3* | *2.4* |
| *hailand* | *219.6* | *1.5* | *8.0* | *-3.3* | *21.8* | *-2.8* | *211.6* | *4.8* | *197.8* | *4.4* |
| tral and South America | 1,018.8 | 1.6 | 114.9 | -1.2 | 247.5 | -2.0 | 903.8 | 2.9 | 771.2 | 3.7 |
| h America | 1,598.1 | 36.0 | 53.4 | -2.5 | 48.4 | -99.6 | 1,544.7 | 38.6 | 1,549.6 | 135.7 |
| tern Europe | 65.3 | - | 25.9 | - | 23.1 | -0.9 | 39.4 | - | 42.2 | 0.9 |
| stern Europe | 1,218.0 | 8.7 | 284.9 | 1.1 | 270.0 | -8.2 | 933.0 | 7.5 | 947.9 | 16.9 |
| er | 475.3 | 9.3 | 73.3 | -17.2 | 103.8 | 3.5 | 401.9 | 26.5 | 371.5 | 5.7 |
| | 5,994.7 | 78.7 | 835.7 | -22.9 | 1,066.4 | -114.5 | 5,158.9 | 101.7 | 4,928.2 | 193.3 |

# Gains and Losses on Securities

## Gains (Losses) on Securities

(JPY Bn)

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| Gains (Losses) related to Bonds | 32 | 42 | - 9 |
| Gains on Sales and Others | 58 | 11 | 46 |
| Losses on Sales and Others | - 19 | 19 | - 38 |
| Devaluation | - | - 0 | - |
| Provision for Reserve for Possible Losses on Investments | 2 | 3 | - |
| Losses on Derivatives other than for Trading | - 8 | 8 | - 16 |

e figures don't include losses of JPY85Bn related to Japanese Bonds etc., resulting from a review of the bond portfolio.
*e figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)*

| | 1H of FY2005 | Change | 1H of FY2004 |
|---|---|---|---|
| Gains (Losses) related to Stocks | 121 | 41 | 80 |
| Gains on Sales | 150 | 12 | 138 |
| Losses on Sales | - 2 | 6 | - 8 |
| Devaluation | - 23 | 25 | - 49 |
| Provision for Reserve for Possible Losses on Investments | - 0 | - 0 | - 0 |
| Losses on Derivatives other than for Trading | - 3 | - 3 | 0 |

## ealized Gains/Losses of Other Securities

(JPY Bn)

| | September 2005 | | | March 2005 | September 2004 |
|---|---|---|---|---|---|
| | Unrealized Gains (Losses) | Change from March 2005 | Change from September 2004 | Unrealized Gains (Losses) | Unrealized Gains (Losses) |
| ner Securities | 1,303 | 360 | 656 | 942 | 646 |
| tocks | 1,475 | 366 | 652 | 1,109 | 822 |
| onds | -138 | -7 | 34 | -130 | -172 |
| *Japanese Government Bonds* | -137 | -1 | 39 | -135 | -176 |
| ther | -34 | 2 | -31 | -36 | -3 |

## Analysis of Changes

- **Net Gains related to Bonds**
  - Increased due to flexible operations, compared to 1H of FY2004 when there was a sudden rise in long-term interest rates
- **Net Gains related to Stocks**
  - Increased from 1H of FY2004, due to ongoing sale of stocks, and gains from the sale of a part of Mizuho Trust & Banking stocks (JPY 42.4Bn)
- **Reduction of Stock Portfolio** (3 Banks)
  - 1H of FY2005 JPY 48.6Bn
    - of which sold to Banks' Shareholdings Purchase Corporation JPY 8.1Bn

- **Unrealized Gains of Other Securities Recorded Directly to Shareholders' Equity (JPY 1,303.4Bn)**

(Stocks) Increased by JPY 366Bn from Mar. 2005 due to good performance in the stock market (based on average market prices of term-end month)
Nikkei 225: JPY 11,809 (Mar. 2005 month average)
→ JPY 12,979 (Sep. 2005 month average)

(Bonds) Deteriorated JPY 7Bn from the Mar. 2005, due to rise in long-term interest rates, despite realization of unrealized losses (JPY 85.3Bn) on yen-bond portfolios.
10-year JGB: 1.32% (Mar. 31 2005) → 1.48% (Sep. 30 2005)
10-year UST: 4.55% (Mar. 31 2005) → 4.30% (Sep. 30 2005)

# Projected Redemption of Other Securities

■ The projected redemption schedule for securities classified as Bonds Held to and Other Securities with maturities is as follows:

## 3 Banks

| | Within 1 year | | 1-5 years | | 5-10 years | | Over 10 years | |
|---|---|---|---|---|---|---|---|---|
| | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 |
| s | 11,802.0 | 13,359.8 | 7,304.4 | 6,592.1 | 3,635.1 | 3,884.9 | 1,485.3 | 921.7 |
| anese Government Bonds | 11,551.2 | 13,107.7 | 5,575.3 | 4,957.5 | 3,238.0 | 3,567.7 | 1,270.0 | 786.8 |
| anese Local Government Bonds | 2.8 | 2.2 | 97.1 | 97.4 | 40.8 | 41.3 | 9.6 | 10.0 |
| anese Corporate Bonds | 247.9 | 249.8 | 1,631.8 | 1,537.2 | 356.2 | 275.8 | 205.7 | 124.9 |
| | 593.7 | 435.7 | 3,914.8 | 2,318.5 | 1,324.8 | 761.8 | 2,271.8 | 1,858.3 |

| Floating rate bonds included in the left table | |
|---|---|
| September 2005 | March 2005 |
| 1,282.1 | 744.5 |

## Mizuho Bank

| | Within 1 year | | 1-5 years | | 5-10 years | | Over 10 years | |
|---|---|---|---|---|---|---|---|---|
| | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 |
| s | 10,285.3 | 11,198.5 | 4,690.2 | 4,061.2 | 2,094.3 | 2,735.9 | 585.6 | 96.8 |
| anese Government Bonds | 10,191.3 | 11,102.3 | 3,369.9 | 2,938.0 | 1,801.8 | 2,506.5 | 552.2 | 82.6 |
| anese Local Government Bonds | 1.4 | 1.6 | 85.1 | 84.4 | 35.6 | 36.2 | - | - |
| anese Corporate Bonds | 92.5 | 94.5 | 1,235.1 | 1,038.6 | 256.8 | 193.1 | 33.4 | 14.1 |
| r | 44.0 | 36.3 | 954.9 | 661.8 | 271.7 | 59.4 | 254.5 | 178.5 |

| September 2005 | March 2005 |
|---|---|
| 512.9 | 40.0 |

## izuho Corporate Bank

| | Within 1 year | | 1-5 years | | 5-10 years | | Over 10 years | |
|---|---|---|---|---|---|---|---|---|
| | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 |
| s | 1,243.0 | 1,960.3 | 2,311.5 | 2,238.9 | 1,434.2 | 1,115.7 | 546.5 | 483.5 |
| anese Government Bonds | 1,099.8 | 1,814.8 | 2,014.0 | 1,877.1 | 1,341.6 | 1,035.6 | 364.7 | 362.7 |
| anese Local Government Bonds | 1.2 | 0.3 | 3.5 | 4.5 | 2.3 | 2.4 | 9.6 | 10.0 |
| anese Corporate Bonds | 141.8 | 145.0 | 293.9 | 357.2 | 90.2 | 77.6 | 172.2 | 110.7 |
| r | 357.9 | 387.8 | 2,781.8 | 1,411.9 | 989.5 | 672.3 | 2,017.2 | 1,679.8 |

| September 2005 | March 2005 |
|---|---|
| 370.3 | 363.5 |

## zuho Trust & Banking

| | Within 1 year | | 1-5 years | | 5-10 years | | Over 10 years | |
|---|---|---|---|---|---|---|---|---|
| | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 | September 2005 | March 2005 |
| s | 273.6 | 201.0 | 302.6 | 291.9 | 106.5 | 33.2 | 353.1 | 341.3 |
| anese Government Bonds | 259.9 | 190.5 | 191.4 | 142.2 | 94.5 | 25.5 | 353.1 | 341.3 |
| anese Local Government Bonds | 0.1 | 0.2 | 8.3 | 8.3 | 2.8 | 2.6 | - | - |
| anese Corporate Bonds | 13.4 | 10.2 | 102.8 | 141.3 | 9.1 | 5.1 | - | - |
| r | 191.7 | 11.5 | 178.0 | 244.6 | 63.5 | 30.0 | - | - |

| September 2005 | March 2005 |
|---|---|
| 398.9 | 341.0 |

*Excluding financial subsidiaries for corporate revitalization

# Stock Portfolio by Industry


Mizuho's Stock Portfolio vs. TOPIX
(As of September 30, 2005)
Mizuho's Portfolio
TOPIX
14%
12%
10%
8%
6%
4%
2%
0%
Fishery & Forestry
Mining
Construction
Food
Fabric
Paper/Pulp
Chemical
Generic Drug
Coal & Oil
Rubber
Glass & Debris
Steel
Non-steel
Metal Product
Machine
Electrical Apparatus
Transport Machinery
Precision Machinery
Other Product
Utilities
Surface Transportation
Marine Transportation
Air Transportation
Warehouse & Transportation
Communication
Wholesale
Retail
Bank
Securities
Insurance
Other Finance
Real Estate
Service

uding financial subsidiaries for corporate revitalization

# Conservative Accounting Measures

## Deferred Tax Assets (Steady decrease of Net DTAs balance)


(Consolidated)
PY Tn)
2.5
2.0
1.5
1.0
0.5
(%)
60
50
40
30
20
10
0
Net DTAs
Net DTAs/Tier 1 Ratios
60.8%
33.8%
24.0%
19.6%
2.12
1.33
1.00
0.75
-0.24
Mar. 2003
Mar. 2004
Mar. 2005
Sep.2005

**Consolidated net Deferred Tax Assets amounted to JPY 758Bn at the end of Sep. 2005**
**(a decrease of JPY 244Bn compared to the end of Mar. 2005)**

1. **Continued conservative estimation of future taxable income**
   - **A valuation allowance of JPY 1,741Bn was provided for at the end of Sep. 2005; a net increase of JPY 80Bn from Mar. 2005 (3 Banks)**
2. **The net Deferred Tax Assets has decreased steadily due to recorded taxable income (Approx. JPY 192Bn, 3 Banks)**

⇨ **Net DTAs to Tier 1 ratio has decreased to 19.6%**
**(below the 20% level provided under the proposed regulation)**

## Bond Portfolio Restructuring

**Recorded losses due to the bond portfolio restructuring against the risk of rising interest rate; JPY 85Bn**

- **Targeted bonds: Bonds with unrealized losses locked in by hedging**
- **Recorded losses: Mizuho Bank JPY 52Bn; Mizuho Corporate Bank JPY 32Bn**


Securing flexibility of
position by recording
non-recurring losses

# Status of Credit Ratings

## Credit Ratings have been improved significantly over the past year

(As of Nov. 24, 2005)

| Agency | Rating | Mizuho (Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking) (Sep. 30, 2004) | | (Nov. 24, 2005) | Mizuho | SMBC | BTM | UFJ BK |
|---|---|---|---|---|---|---|---|---|
| Moody's | Long-term Ratings | A3 ↑ | → | A1 | A1 | A1 | A1 | A1 |
| | Bank Financial Strength Ratings | E ↑ *1 | → | D+ | D+ | D | D+ | D+ |
| S&P | Long-term Ratings | BBB+ | → | A | A | A | A | A |
| Fitch | Long-term Ratings | BBB+ | → | A | A | A- | A- | A- |
| | Individual Ratings | E | → | C*4 | C*4 | D | C/D | D/E ↑ |
| R&I | Long-term Ratings | A- | → | A | A | A | A+ | A+ |
| JCR | Long-term Ratings | A+*2 | → | AA-*3 | AA-*3 | A+ | AA | AA |

Note1 Up-arrow( ↑ ) shows that Credit Ratings are under review for possible upgrade.
2 Credit Ratings of Mizuho Trust & Banking are as follows: *1:E+ ↑ , *2:A, *3:A+
3 Credit Rating of Mizuho Bank is as follows: *4:C/D

### Recent Actions by Rating Agencies on Mizuho's Credit Ratings

- Nov. 24, 2005 Moody's raised Bank Financial Strength Ratings of the 3 banks (D- → D+)
- Aug. 12, 2005 JCR raised Long-term Ratings of the 3 banks (A+ → AA- (Mizuho Trust & Banking: A → A+))
- Jul. 28, 2005 Fitch raised Long-term and Individual Ratings of the 3 banks (Long-term A- → A, Individual D → C (Mizuho Bank: D → C/D))
- Jun. 8, 2005 S&P raised Long-term Ratings of the 3 banks (A- → A)
- Jan. 31, 2005 R&I raised Long-term Ratings of the 3 banks (A- → A)
- Dec. 17, 2004 S&P raised Long-term Ratings of the 3 banks (BBB+ → A-)
- Dec. 3, 2004 Fitch raised Long-term and Individual Ratings of the 3 banks (Long-term BBB+ → A-, Individual E → D)
- Nov. 12, 2004 Moody's raised Long-term and Bank Financial Strength Ratings of the 3 banks (Long-term A3 → A1, Bank Financial Strength Ratings E (Mizuho Trust & Banking: E+) → D-)

# Preferred Shares and Fully Diluted Outstanding Shares of Common Stock

As of the end of September 2005

| | Type | Commencement Date of Conversion Period | Mandatory Conversion Date | Average Outstanding Shares (1H of FY2005) | Term-end Outstanding Shares (a) | Issued Price (b) (JPY Thousand) | (a)*(b) (JPY Bn) | Average Increasing Shares of Common Stock for Dilutive Securities (1H of FY2005) | Repurchase Date |
|---|---|---|---|---|---|---|---|---|---|
| id | First Series Class I | Jul 01, 1998 | Aug 01, 2005 | 0 | 0 | 3,000 | 0.0 | 0 thousand | Aug 31, 2004 |
| id | Second Series Class II | Aug 01, 2004 | Aug 01, 2006 | 50,327 | 0 | 2,000 | 0.0 | 154 thousand | Aug 29, 2005 |
| id | Third Series Class III | Aug 01, 2005 | Aug 01, 2008 | 81,967 | 0 | 2,000 | 0.0 | 250 thousand | Aug 29, 2005 |
| | Fourth Series Class IV | - | - | 150,000 | 150,000 | 2,000 | 300.0 | — | |
| | Sixth Series Class VI | - | - | 150,000 | 150,000 | 2,000 | 300.0 | — | |
| id | Seventh Series Class VII | Oct 01, 2006 | Feb 01, 2011 | 125,000 | 125,000 | 2,000 | 250.0 | 481 thousand | Oct 12, 2005 |
| id | Eighth Series Class VIII | Oct 01, 2004 | Feb 01, 2009 | 48,606 | 0 | 2,000 | 0.0 | 180 thousand | Aug 29, 2005 |
| id | Ninth Series Class IX | Sep 01, 2003 | Sep 01, 2009 | 0 | 0 | 1,250 | 0.0 | 0 thousand | Mar 07, 2005 |
| id | Tenth Series Class X | Jul 01, 2003 | Sep 01, 2009 | 114,754 | 0 | 1,250 | 0.0 | 315 thousand | Aug 29, 2005 |
| | Eleventh Series Class XI | Jul 01, 2008 | Jul 01, 2016 | 943,740 | 943,740 | 1,000 | 943.7 | 1,861 thousand | |
| rted | Twelfth Series Class XI | Jul 01, 2003 | Jul 01, 2011 | 0 | 0 | 1,000 | 0.0 | 0 thousand | |
| | Thirteenth Series Class XIII | - | - | 36,690 | 36,690 | 1,000 | 36.6 | — | |
| | | | | | | Total | 1,830.4 | 3,243 thousand (A) | |

**Shaded Preferred Shares were repaid or converted to common stocks.**
**(Effective the end of October, 2005)**

Average Outstanding Shares of Common Stock (1H of FY2005,Consolidated) | 10,845 thousand | B

Fully Diluted Outstanding Shares of Common Stock (1H of FY2005, Consolidated) | 14,089 thousand | A+B

The increase in shares of common stock for dilutive securities calculated by the term-end outstanding shares (a) and stock price (JPY 722,000 as of Mar. 31, 2005):
1,644 thousand

The increase in shares of common stock for dilutive securities calculated by October end outstanding shares (a) and stock price (JPY 772,000 as of Oct. 31, 2005) :
1,222 thousand

**Diluted Net Income per Share of Common Stock**

$$= \frac{\text{Net Income - Amount Not Available to Common Shareholders *1 + Adjustments}}{\text{Average Outstanding Shares of Common Stock During the Term *2 + Increasing Shares of Common Stock for Dilutive Securities *3}}$$

= **JPY 24,031.68**

*1 Dividends on Preferred Stock and other
*2 Treasury Stock is excluded from shares of Common Stock
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the term, in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated below
- The reference price is the average price of daily closing prices (including closing bid or offered prices) of Common Stocks as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing prices, closing bid or offered prices are reported) commencing on the 45th trading day prior to April 1, 2005.
The reference price under this calculation: JPY506,900

# Notes

,

$$ROE = \frac{\text{Net Income (annualized)}}{\text{(Opening Shareholders' Equity + Closing Shareholders' Equity) / 2}}$$

EPS = Fully diluted EPS: Diluted Net Income* for the first half-year Earnings per share.

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on market price at the beginning of the term.]

4

Data included on P.24 are based on the internal management data and are the aggregates for each described segment. The figures are based on the new management accounting rules which were applied from FY2005 under the "3 Global Groups organization."
Data on "BK Retail Banking" and "BK Corporate Banking" are for Mizuho Bank, data of "CB Domestic Corporate Banking" and "CB International Banking" are for Mizuho Corporate Bank and data on "Trading & Others" are aggregated figures for Mizuho Bank and Mizuho Corporate Bank.
The "Variance between Consolidated and 3 Banks" is the difference between the aggregate of Net Business Profits for the "3 Banks" and the "Consolidated Net Business Profits".
In calculating the estimate of "Variance between Consolidated and 3 Banks" for FY2005, from a base of the "3 Banks", the "JPY 120Bn of dividends to the parent bank from the financial subsidiaries for corporate revitalization" has been deducted as a part of accounting consolidation process.

28

: Banking accounts only, Banking accounts + Trust accounts for other Groups
: Ratio of NPL Balance against Total Claims Balance under the Financial Reconstruction Law (Banking accounts + Trust accounts)
: Ratio of Balance of Disclosed Claims (excl. reserves) against Total Claims Balance under the Financial Reconstruction Law (excl. reserves)
: Ratio of Reserves against Non-Accrual, Past Due & Restructured Loans (Banking accounts)
: Consolidated basis
: Ratio of Credit Costs against the Total Loans based on Non-Accrual, Past Due & Restructured Loans (Banking accounts + Trust accounts)
: Aggregated figures of MTFG and UFJ

Mizuho's statements contained in this material of the current expectations are forward-looking statements subject to significant risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, further declines in the value of equity securities or real estate, further deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.